07048483

P.E 12/31/06
AR/S 0-23877

RECD S.E.C.

Heritage Commerce Corp

- *2007 Notice of Annual Meeting of Shareholders, to be held May 24, 2007*
- *2007 Proxy Statement of Heritage Commerce Corp*
- *2006 Annual Report on Form 10-K*

PROCESSED

APR 1 6 2007

THOMSON FINANCIAL

HERITAGE
COMMERCE CORP

150 Almaden Boulevard
San Jose, California 95113
408.947.6900

www.heritagecommercecorp.com

To Our Shareholders

April 6, 2007

Dear Fellow Shareholders:

In 2006, we once again achieved record results, with earnings growing 20%. The operating leverage we have built with strong productivity gains and improving profitability resulted from the fine efforts of all our team members. Below are highlighted some of our financial accomplishments in 2006:

- Fully diluted earnings per share increased 21% to $1.44 from $1.19 in 2005
- Profitability ratios all improved over 2005 levels:
    - Net interest margin increased 48 basis points to 5.06%
    - Annualized return on average assets grew 30 basis points to 1.57%
    - Annualized return on average equity improved 89 basis points to 14.62%
    - The efficiency ratio improved 466 basis points to 56.86%
- Book value per share of $10.54 was up 12% from a year ago

Over the past few years, we have invested in and developed an excellent team of professional bankers who believe in a *"relationship banking"* approach and are poised to take advantage of the opportunities in our market. Silicon Valley attracted more than 35% of the $25.5 billion in venture capital investments nationwide in 2006, garnering $9.2 billion in capital, an increase of 13% from a year ago.* This infusion of capital not only fuels growth in new companies, but also builds and supports existing service firms and infrastructure in the markets we serve.

Another of the benefits Heritage brings to the markets we serve is our Preferred Small Business Administration (SBA) lender status. Once again, we were among the top 10 SBA lenders in the 13-county area serviced by the San Francisco SBA office. Our SBA lending department originated $65.8 million in SBA and USDA Business and Industry loans in 2006.

In addition to continuing to streamline our operations in 2006, we also pursued opportunities to expand our franchise. The results of those efforts paid off in February of this year, when we announced we had agreed to acquire *Diablo Valley Bank*. This transaction will bring a premier California franchise with a strong business banking culture and a respected team of local bankers to our organization. It will also enhance our position in the affluent East Bay communities of Danville and Pleasanton, which have exceptional demographics for attracting deposits and a very strong entrepreneurial business community. We expect the acquisition to close later this year, subject to Diablo Valley Bank shareholder approval and regulatory review and approval, and we believe the acquisition will add to our profitability in 2008 and beyond.

With a record breaking year in 2006 behind us, we are excited about our prospects for 2007. We very much appreciate the efforts of our Board of Directors, our employees and our clients. With the support of our communities and shareholders, we will continue to work hard to build an organization of which we can all be proud.

Sincerely,

Jack W. Conner
Chairman of the Board

Walter T. Kaczmarek
President and Chief Executive Officer

**1-23-2007:* PricewaterhouseCoopers/National Venture Capital Association "MoneyTree™ Report," *Data:* Thomson Financial

HERITAGE COMMERCE CORP

April 6, 2007

Dear Shareholder:

We are pleased to enclose our 2006 Annual Report on Form 10-K, Notice of 2007 Annual Meeting, Proxy Statement and Form of Proxy.

You are cordially invited to attend the 2007 Annual Meeting of Shareholders, which will be held at 1:00 p.m. on Thursday, May 24, 2007, at Heritage Commerce Corp's offices, located at 150 Almaden Boulevard, San Jose, California, 95113.

The accompanying Notice of Annual Meeting and Proxy Statement provide information pertaining to the matters to be considered and acted upon at the Meeting.

Your continued support is appreciated and we hope you will attend the Annual Meeting. Whether or not you are personally present, it is very important that your shares be represented at the Meeting. Accordingly, please sign, date, and mail the enclosed proxy card promptly. If you wish to vote in accordance with the Board of Directors' recommendations, it is not necessary to specify your choices. You may simply sign, date and return the enclosed proxy card. You may also vote by the internet or telephone by following the instructions on the enclosed proxy card.

Sincerely,

Jack W. Conner
Chairman of the Board

Walter T. Kaczmarek
President and Chief Executive Officer

150 Almaden Boulevard, San Jose, California 95113 • Telephone (408) 947-6900 • Fax (408) 947-6910

HERITAGE COMMERCE CORP

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Heritage Commerce Corp ("Commerce Corp") will be held at Commerce Corp's offices, located at 150 Almaden Boulevard, San Jose, California 95113 on May 24, 2007, at 1:00 p.m., for the following purposes:

1. To elect the Board of Directors of Commerce Corp for terms expiring at the 2008 Annual Meeting of Shareholders;

2. To consider and transact such other business as may properly be brought before the meeting.

Shareholders of record at the close of business on March 28, 2007 are entitled to notice of and to vote at the meeting.

Provisions of the Bylaws of Commerce Corp govern nominations for election of members of the Board of Directors, as follows:

Nomination for election of directors may be made by the Board of Directors or by any holder of any outstanding class of capital stock of the Corporation entitled to vote for the election of directors. Notice of intention to make any nominations shall be made in writing and shall be delivered or mailed to the President of Commerce Corp not less than 21 days, nor more than 60 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days' notice is given to shareholders, such notice of intention to nominate shall be mailed or delivered to the President of Commerce Corp not later than the close of business on the tenth day following the day on which the notice of such meeting is sent by third class mail (if permitted by law), no notice of intention to make nominations shall be required. Such notification shall contain the following information to the extent known to the notifying shareholder: (i) the name and address of each proposed nominee; (ii) the principal occupation of each proposed nominee; (iii) the number of shares of capital stock of Commerce Corp owned by each proposed nominee; (iv) the name and residence address of the notifying shareholder; (v) the number of shares of capital stock of Commerce Corp owned by the notifying shareholder; (vi) the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by the notifying shareholder and the identities and locations of any such institutions; (vii) whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy or been adjudged bankrupt; and (viii) a statement regarding the nominee's compliance with Section 2.3 of the Bylaws.

Nominees for the Board of Directors must meet certain qualifications set forth in Section 2.3 of Commerce Corp's Bylaws, which prohibit the election as a director of any person who is a director, executive officer, branch manager or trustee for any unaffiliated commercial bank, savings bank, trust company, savings and loan association, building and loan association, industrial bank or credit union that is engaged in business in (i) any city, town or village in which Commerce Corp or any affiliate or subsidiary thereof has offices, or (ii) any city, town or village adjacent to a city, town or village in which Commerce Corp or any affiliate or subsidiary thereof has offices.

All shareholders are cordially invited to attend the meeting in person. To ensure your representation at the meeting, you are requested to date, execute and return the enclosed proxy card, without delay, in the enclosed postage-paid envelope whether or not you plan to attend the meeting. Any shareholder present at the meeting may vote personally on all matters brought before the meeting. If you elect to vote personally at the meeting, your proxy will not be used.

BY ORDER OF THE BOARD OF DIRECTORS

Rebecca A. Levey

Rebecca A. Levey
Corporate Secretary

April 6, 2007
San Jose, California

WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROXY STATEMENT
OF
HERITAGE COMMERCE CORP

150 Almaden Boulevard • San Jose, California 95113
Telephone (408) 947-6900 • Fax (408) 947-6910

This statement is furnished in connection with the solicitation of proxies to be used by the Board of Directors of Heritage Commerce Corp ("Commerce Corp") at the Annual Meeting of Shareholders of Commerce Corp to be held at Commerce Corp's offices, 150 Almaden Boulevard, San Jose, California, on May 24, 2007, at 1:00 p.m., and at any adjournments or postponements thereof (the "Meeting").

This Proxy Statement and the accompanying form of proxy are being mailed to shareholders on or about April 6, 2007.

The enclosed proxy is being solicited by Commerce Corp's Board of Directors and the cost of the solicitation is being borne by Commerce Corp. The principal solicitation of proxies is being made by mail, although additional solicitation may be made by telephone, email, facsimile or personal visits by directors, officers and employees of Commerce Corp and its subsidiary bank.

PURPOSE OF THE MEETING

The Meeting is being held for the following purposes:

1. To elect the Board of Directors of Commerce Corp for a term expiring at the 2008 Annual Meeting of Shareholders.
2. To consider and transact such other business as may properly be brought before the meeting.

VOTING SECURITIES

Only shareholders of record of our common stock as of March 28, 2007 will be entitled to vote at the Annual Meeting. On March 28, 2007, there were 11,632,828 outstanding shares of common stock, which constituted all of the outstanding voting securities of Commerce Corp.

The presence at the meeting, in person or by proxy, of a majority of the shares of the common stock issued and outstanding on March 28, 2007, will constitute a quorum. Abstentions and broker non-votes (proxies submitted by brokers that do not indicate a vote for a proposal because they do not have discretionary voting authority and have not received instructions as to how to vote on a proposal) are counted as present in determining whether the quorum requirement is satisfied. However, broker non-votes will not be counted in determining the number of shares necessary for approval of any proposal.

All shares represented by each properly executed, unrevoked proxy received by us prior to the vote will be voted in the manner specified. If the manner of voting is not specified, the proxy will be voted FOR election of the Board of Directors nominees named herein. If any other matters are properly presented at the Annual Meeting for consideration, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place, the persons named in the proxy will have discretion to vote on these matters in accordance with their best judgment.

You may revoke your proxy at any time before it is actually voted at the meeting by:

- delivering written notice of revocation to our Corporate Secretary at our executive offices as identified in this proxy statement;
- submitting a later dated proxy; or

- attending the meeting and voting in person.

Your attendance at the meeting will not, by itself, constitute revocation of your proxy. You may also be represented by another person present at the meeting by executing a form of proxy designating that person to act on your behalf. Shares may only be voted by or on behalf of the record holder of shares as indicated in our stock transfer records. If you are a beneficial stockholder but your shares are held of record by another person, such as a stock brokerage firm or bank, that person must vote the shares as the record holder.

For the election of directors, a shareholder may withhold authority for the proxy holders to vote for any one or more of the nominees identified herein by so indicating on the enclosed proxy in the manner instructed on the proxy card. Unless authority to vote for the nominees is so withheld, the proxy holders will vote the proxies received by them for the election of the nominees identified herein as directors of Commerce Corp. Proxy holders do not have an obligation to vote for nominees not identified on the preprinted card (that is, write-in candidates). Should any shareholder attempt to "write in" a vote for a nominee not identified on the preprinted card (and described in these proxy materials), the proxy holders will NOT vote the shares represented by that proxy for any such write-in candidate, but will instead vote the shares for any and all other validly indicated candidates. If any of the nominees should be unable or decline to serve, which is not now anticipated, the proxy holders shall have discretionary authority to vote for a substitute who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all of the proxies received by them in such a manner, in accordance with the cumulative voting, as will assure the election of as many of the nominees identified herein as possible. In such event, the specific nominees to be voted for will be determined by the proxy holders, in their sole discretion.

For the election of directors, California law provides that a shareholder of a California corporation, or his/her proxy, may cumulate votes in the election of directors. That is, each shareholder may cast that number of votes equal to the number of shares owned by him/her, multiplied by the number of directors to be elected, and he/she may cumulate such votes for a single candidate or distribute such votes among as many candidates as he/she deems appropriate.

Certain affirmative steps must be taken by the shareholders of Commerce Corp in order to be entitled to vote their shares cumulatively in the election of directors. At the shareholders' meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholder's shares) unless the candidates' names have been placed in nomination prior to the commencement of the voting and at least one shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks appropriate. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected.

It is intended that shares represented by proxies in the accompanying form will be voted for the election of persons nominated by management. Although the Board of Directors does not know whether there will be any nominations for directors other than those nominated by management, as set forth below, if any such nomination is made, or if votes are cast for any candidates other than those nominated by the Board of Directors, the persons authorized to vote shares represented by executed proxies in the enclosed form (if authority to vote for the election of directors or for any particular nominee is not withheld) will have full discretion and authority to vote cumulatively and allocate votes among any or all of the nominees of the Board of Directors in such order and in such number as they may determine in their sole discretion, provided all the above-listed requirements are met.

CORPORATE GOVERNANCE

Board of Directors

Annual Meeting Attendance

All directors are expected to attend each annual meeting of Commerce Corp's shareholders, unless attendance is prevented by an emergency. All of Commerce Corp's directors who were in office at that time attended Commerce Corp's 2006 annual meeting of shareholders with the exception of Jack L. Peckham.

Board Independence

Each of the following members of our Board of Directors has been determined by the Board to be independent under the rules of NASDAQ governing the independence of directors, as follows:

Frank G. Bisceglia
James R. Blair
Jack W. Conner
Robert T. Moles
Louis ("Lon") O. Normandin
Jack L. Peckham
Humphrey P. Polanen
Charles J. Toeniskoetter
Ranson W. Webster

Therefore, a majority of the directors are independent, as required by the rules of NASDAQ.

Contacting the Board

Shareholders may address inquiries to any of Commerce Corp's directors or the full Board by writing to the Corporate Secretary, Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California 95113-9940. Each communication from a shareholder should include the following information in order to permit shareholder status to be confirmed and to provide an address to forward a response if deemed appropriate:

- The name, mailing address and telephone number of the shareholder sending the communication;
- If the shareholder is not a record holder of our common stock, the name of the record holder of our common stock beneficially owned must be identified along with the shareholder.

Our Corporate Secretary will forward all appropriate communications to the Board or individual members of the Board specified in the communication. Our Corporate Secretary may (but is not required to) review all correspondence addressed to the Board or any individual member of the Board, for any inappropriate correspondence more suitably directed to management. Communications may be deemed inappropriate for this purpose if it is reasonably apparent from the face of the correspondence that it relates principally to a customer dispute. Our policies regarding the handling of security holder communications were approved by a majority of our independent directors.

Nomination of Directors

Commerce Corp has a Corporate Governance and Nominating Committee. The duties of the Corporate Governance and Nominating Committee include the recommendation of candidates for election to Commerce Corp's Board of Directors.

The Corporate Governance and Nominating Committee's minimum qualifications for a director are persons of high ethical character and who have both personal and professional integrity, which are consistent with the image and values of Commerce Corp. In addition, Section 2.3 of Commerce Corp's Bylaws provides that no person shall be a member of the Board of Directors who is a director, executive officer, branch manager or trustee for any unaffiliated commercial bank, savings bank, trust company, savings and loan association, building and loan association, industrial bank or credit union that is engaged in business in (i) any city, town or village in which the corporation or any affiliate or subsidiary thereof has offices, or (ii) any city, town or village adjacent to a city, town or village in which the corporation or any affiliate or subsidiary thereof has offices. The Corporate Governance and Nominating Committee also considers some or all of the following criteria in considering candidates to serve as directors:

- commitment to ethical conduct and personal and professional integrity as evidenced through the person's business associations, service as a director or executive officer or other commitment to ethical conduct and personal and professional integrity as evidenced organizations and/or education;
- objective perspective and mature judgment developed through business experiences and/or educational endeavors;
- the candidate's ability to work with other members of the Board of Directors and management to further our goals and increase stockholder value; the ability and commitment to devote sufficient time to carry out the duties and responsibilities as a director;
- demonstrated experience at policy making levels in various organizations and in areas that are relevant to our activities;
- the skills and experience of the potential nominee in relation to the capabilities already present on the Board of Directors; and
- such other attributes, including independence, relevant in constituting a board that also satisfies the requirements imposed by the SEC and the NASDAQ Stock Market.

The Corporate Governance and Nominating Committee does not have a separate policy for consideration of any director candidates recommended by shareholders. Instead, the Corporate Governance and Nominating Committee considers any candidate meeting the requirements for nomination by a shareholder set forth in Commerce Corp's Bylaws (as well as applicable laws and regulations) in the same manner as any other director candidate. The Corporate Governance and Nominating Committee believes that requiring shareholder recommendations for director candidates to comply with the requirements for nominations in accordance with Commerce Corp's Bylaws ensures that the Corporate Governance and Nominating Committee receives at least the minimum information necessary for it to begin an appropriate evaluation of any such director nominee.

Commerce Corp will consider director nominees recommended by shareholders who adhere to the following procedure. Commerce Corp's Bylaws provide that any shareholder must give written notice to the President of Commerce Corp of an intention to nominate a director at a shareholder meeting. Generally, notice of intention to make any nominations shall be made in writing and must be delivered or mailed to the President of Commerce Corp not less than 21 days nor more than 60 days prior to any meeting of shareholders called for the election of directors. Nominees for the Board of Directors must meet the qualifications set forth in Section 2.3 of Commerce Corp's Bylaws as noted above. The Bylaws contain additional requirements for nominations. A copy of the requirements is available upon request directed to the Corporate Secretary, Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California 95113-9940.

The Corporate Governance and Nominating Committee's goal is to recommend candidates for the Board of Directors that bring a variety of perspectives and skill derived from high quality business and professional experience. Each candidate should be prepared to represent the best interests of all shareholders and not just one particular constituency or interest group.

Commerce Corp identifies new director candidates through recommendations from existing directors and through other business associates of Commerce Corp and considers nominees of shareholders in the same manner as other nominees.

Code of Ethics

Commerce Corp has adopted an Executive and Principal Financial Officers Code of Ethics governing the conduct of its Chief Executive Officer, Chief Financial Officer, and Controller. Commerce Corp has posted the Executive and Principal Financial Officers Code of Ethics on its website and it may be accessed at the following address: http://www.heritagecommercecorp.com. Also, Commerce Corp has adopted a separate Code of Ethics which governs the conduct of all directors, officers and employees and which also may be accessed at the internet address referenced above.

ELECTION OF DIRECTORS

The Bylaws of Commerce Corp provide that the number of directors shall not be less than 11 nor more than 21. By resolution, the Board of Directors has fixed the number of directors at 11. The Bylaws of Commerce Corp provide the procedure for nominations and election of the Board of Directors. This procedure is printed in full in the Notice of Annual Meeting of Shareholders accompanying this Proxy Statement. Nominations not made in accordance with the procedures may be disregarded by the Chairman of the Meeting, and upon his instructions, the Inspector of Election shall disregard all votes cast for such nominees.

The Board of Directors, upon recommendation of the Corporate Governance and Nominating Committee, has nominated eleven persons for election at the 2007 Annual Meeting. Each of the nominees is currently a director of Commerce Corp serving a one year term that expires at the 2007 Annual Meeting. The Commerce Corp Corporate Governance and Nominating Committee and the Board of Directors have nominated the following persons to serve on the Board of Directors. If any nominee should become unable or unwilling to serve as a director, the proxies will be voted at the Meeting for such substitute nominees as shall be designated by the Board. The Board presently has no knowledge that any of the nominees will be unable or unwilling to serve.

The following table provides information with respect to each person nominated and recommended to be elected by the Board of Directors.

Name	Age	Position With Commerce Corp	Director Since	Principal Occupation, Business Experience During Past Five Years and Other Information
Frank G. Bisceglia	61	Director	1994	Senior Vice President—Investments, Advisory and Brokerage Services, Senior Portfolio Manager, Portfolio Management Program at UBS Financial Services, Inc., a full service securities firm.
James R. Blair............	62	Director	1994	President of Renco Properties, Inc., a real estate development company. CFO and Director of San Jose Jet Center, a full service FBO Company at San Jose International Airport.
Jack W. Conner	67	Chairman of the Board	2004	Elected Chairman of the Board in July, 2006. Chairman and CEO of Comerica California from 1991 until his retirement in 1998 and continued as a Director at Comerica California until 2002; Founder, President and Director of Plaza Bank of Commerce from 1979 to 1991.
William J. Del Biaggio, Jr. .	66	Founding Chairman of the Board and Executive Vice President	1994	Elected Founding Chairman of the Board and Executive Vice President in July, 2006 and prior thereto served as Chairman of the Board from 2004; Interim Chief Executive Officer of Commerce Corp from 2004 to 2005; Business Development Officer of Heritage Commerce Corp since 2002.
Walter T. Kaczmarek......	55	President, CEO and Director	2005	Heritage Commerce Corp CEO and director since March, 2005. Executive Vice President of Comerica Bank from 2002 to 2005. Held various other positions with Comerica Bank and Plaza Bank of Commerce from 1990 to 2002. Prior thereto served in various positions with Union Bank of California and The Martin Group, a real estate investment-development company.
Robert T. Moles..........	52	Director	2004	Chairman of Intero Real Estate Services, Inc., a full-service real estate firm, since 2002. Prior to joining Intero, served as President and CEO of the Real Estate Franchise Group of Cendant Corporation, the largest franchiser of residential and commercial real estate brokerage offices in the world. Prior to joining Cendant, served as President & CEO of Contempo Realty, Inc. in Santa Clara, California.

Name	Age	Position With Commerce Corp	Director Since	Principal Occupation, Business Experience During Past Five Years and Other Information
Louis ("Lon") O. Normandin.	72	Director	1994	Owner and Chairman of the Board of Normandin Chrysler Jeep. President and CEO of the Catholic Foundation of Santa Clara County since 2004. Trustee and Chairman of the Board of Regents at Bellarmine College Preparatory since 2005.
Jack L. Peckham..........	65	Director	1994	CEO of Elastic Workspace Software, Inc. since January 2003; President and CEO of Alpine Microsystems since November 2001; President and CEO of Timpani Networks, Inc. from 1999 to 2002; President and CEO of Lightspeed Semiconductor from 1998 to 2000; Vice President and General Manager of Atmel Corporation, a semiconductor manufacturing company, from 1985 to 1998.
Humphrey P. Polanen.....	57	Director	1994	CEO of Sandhill IT Security Acquisition Corp, a publicly listed company, since 2004. Managing Director of Internet Venture Partners BV, an investment firm, from 2000 to 2004; President and CEO of Trustworks Systems, a network security company, from 1998 to 1999; General Manager of Network Security Products and Internet Commerce Groups, Sun Microsystems, a computer systems company, from 1995 to 1998.
Charles J. Toeniskoetter...	62	Director	2002	Chairman of Toeniskoetter & Breeding, Inc., Development, a Silicon Valley real estate development and investment company. Chairman of TBI Construction & Construction Management, Inc., a Silicon Valley commercial construction company. Member of the Board of Directors of Redwood Trust, Inc. and SJW Corp. (Both are listed on the New York Stock Exchange).
Ranson W. Webster.......	62	Director	2004	Founded Computing Resources, Inc. ("CRI") in 1978, a privately held general purpose service bureau specializing in automating accounting functions. In 1999 CRI merged with Intuit, Inc., the maker of QuickBooks and Quicken financial software. In 1998 founded Evergreen Capital, LLC, an early stage investment company focused on Internet and biotech companies.

There are no family relationships among the Commerce Corp's Executive Officers, or Director Nominees.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE PROXY HOLDERS INTEND TO VOTE ALL PROXIES THEY HOLD IN FAVOR OF ELECTION OF EACH OF THE NOMINEES. IF NO INSTRUCTION IS GIVEN, THE PROXY HOLDERS INTEND TO VOTE FOR EACH NOMINEE LISTED.

EXECUTIVE OFFICERS OF HERITAGE COMMERCE CORP

Set forth below is certain information with respect to the Executive Officers of Commerce Corp:

Name	Age	Position
William J. Del Biaggio, Jr. . .	66	Executive Vice President and Founding Chairman of the Board
Richard Hagarty.	54	Executive Vice President and Chief Credit Officer
Walter T. Kaczmarek.	55	President and Chief Executive Officer
Lawrence D. McGovern	52	Executive Vice President and Chief Financial Officer
Raymond Parker	57	Executive Vice President/Banking Division Heritage Bank of Commerce

Lawrence D. McGovern has served as Executive Vice President and Chief Financial Officer of Commerce Corp since July, 1998.

Richard Hagarty was promoted to Executive Vice President and Chief Credit Officer in July, 2006. Mr. Hagarty has served on the credit administration team for Heritage Bank of Commerce for almost 10 years. He has extensive experience in the greater Silicon Valley banking community. Prior to joining the bank, he worked for Greater Bay Bank, California Business Bank, San Jose National Bank and Crocker National Bank. A native of San Mateo, California, Hagarty earned a Bachelor of Arts Degree from the University of San Francisco.

Raymond Parker has served as Executive Vice President of Heritage Bank of Commerce since May, 2005. From January, 2005 until joining Heritage Bank of Commerce, Mr. Parker served as a Consultant, and then a Director, to Exadel, Inc. From February, 2000 through May, 2002, Mr. Parker served as the President and Chief Executive Officer of Loan Excel, Inc. From 1974 through 1999, he was employed in various capacities by Union Bank of California including Executive Vice President of the commercial banking group.

Biographical information for William J. Del Biaggio, Jr. and Walter T. Kaczmarek are found under "Election of Directors."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of February 15, 2007 pertaining to beneficial ownership of Commerce Corp's common stock by persons known to Commerce Corp to own five percent or more of Commerce Corp's common stock, current directors of Commerce Corp, nominees to be elected to the Board of Directors, the officers named in the Summary Compensation Table presented in this Proxy Statement and all directors and officers of Commerce Corp as a group. This information has been obtained from Commerce Corp's records, or from information furnished directly by the individual or entity to Commerce Corp.

For purposes of the following table, shares issuable pursuant to stock options which may be exercised within 60 days of February 15, 2007 are deemed to be issued and outstanding and have been treated as outstanding in determining the amount and nature of beneficial ownership and in calculating the percentage of ownership of those individuals possessing such interest, but not for any other individuals.

Name of Beneficial Owner(1)	Position	Shares Beneficially Owned(2),(3)	Exercisable Options	Percent of Class(3)
Frank G. Bisceglia	Director	117,904(4)	24,109	1.01%
James R. Blair	Director	67,605(5)	9,259	0.58%
Jack W. Conner	Director and Chairman of the Board	14,382	6,382	0.12%
William J. Del Biaggio, Jr.	Executive Vice President, Director and Founding Chairman	154,210(6)	24,495	1.32%
Richard Hagarty	Chief Credit Officer of Heritage Bank of Commerce	12,884(7)	10,542	0.11%
Walter T. Kaczmarek	President, CEO and Director	90,530(8)	29,530	0.77%
Lawrence D. McGovern	Executive Vice President & CFO	64,675(9)	63,025	0.55%
Robert T. Moles	Director	84,965(10)	6,382	0.73%
Louis ("Lon") O. Normandin	Director	129,364(11)	654	1.11%
Raymond Parker	Executive Vice President/Banking Division Heritage Bank of Commerce	17,187	16,187	0.15%
Jack L. Peckham	Director	136,043(12)	24,109	1.16%
Humphrey P. Polanen	Director	32,547(13)	19,159	0.28%
Charles J. Toeniskoetter	Director	30,923(14)	16,759	0.26%
Ranson W. Webster	Director	439,316	7,173	3.77%
All directors, and executive officers (14 individuals)		1,392,535	257,765	11.69%
OZ Management L.L.C.(15)		701,879	0	6.02%

1. The address for all persons is c/o Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California, 95113.
2. Subject to applicable community property laws and shared voting and investment power with a spouse, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted. Listed amounts reflect all previous stock splits and stock dividends.

3. Includes shares beneficially owned (including options exercisable within 60 days of February 15, 2007, as shown in the "Exercisable Options" column), both directly and indirectly together with associates.

4. Includes 4,286 shares held as trustee of the Edith Lico Simoni Trust, 79,009 shares as one of two trustees of the Bisceglia Family Trust, and 10,500 shares held in a personal Individual Retirement Account.

5. Includes 31,102 shares held in a personal Individual Retirement Account, and 27,244 shares held as trustee for the Blair Family Trust.

6. Includes 74,999 shares held in a personal Individual Retirement Account, 49,000 shares held as one of two trustees of the Del Biaggio Family Trust, and 5,716 shares held in the name of Helen N. Del Biaggio, his spouse.

7. Includes 2,342 shares held in a personal Individual Retirement Account.

8. Includes 51,000 shares held by Mr. Kaczmarek and 10,000 shares held in a personal Individual Retirement Account. Mr. Kaczmarek was awarded 51,000 restricted shares of Commerce Corp common stock pursuant to the terms of a Restricted Stock Agreement, dated March 17, 2005. Under the terms of the Restricted Stock Agreement, the restricted shares will vest 25% per year at the end of years three, four, five and six, provided Mr. Kaczmarek is still with Commerce Corp, subject to accelerated vesting upon termination, termination by Mr. Kaczmarek for (as defined by his employment agreement), death or disability. Mr. Kaczmarek has the right to vote the shares prior to the time they vest.

9. Includes 1,650 shares held in a personal Individual Retirement Account.

10. Includes 18,295 shares held by Mr. Moles' spouse.

11. Includes 128,710 shares as trustee of the Louis and Margaret Normandin Trust.

12. Includes 111,934 shares as one of two trustees for the Peckham Revocable Trust.

13. Includes 12,765 shares held in a personal Individual Retirement Account and 623 shares held by Azieb Nicodimos, his spouse.

14. Includes 150 shares held by Linda O. Toeniskoetter, Mr. Toeniskoetter's spouse, and 12,764 shares in the Toeniskoetter & Breeding, Inc. Profit Sharing Plan.

15. OZ Management L.L.C., a Delaware limited liability company, is the investment manager for OZ Master Fund and exercises voting and dispositive power over the shares held by OZ Master Fund. Daniel S. Och serves as principal investment manager to a number of investments funds and discretionary accounts to which he has voting and dispositive authority including such an account for OZ Management Master Fund, Ltd. and OZ Management L.L.C. OZ Master Fund holds 667,283 shares. In addition to the 667,283 shares held by OZ Master Fund, OZ Management L.L.C. also has beneficial ownership of 34,596 additional shares. The address for Daniel S. Och and OZ Management L.L.C. is 9 West 57th Street, 39th Floor, New York, NY 10019. The address for OZ Master Fund is Goldman Sachs (Caymen) Trust, Trust, Limited, P.O. Box 896, G.T. Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands. All of the foregoing information has been obtained from Schedule 13/G filed with the SEC on February 14, 2007 by OZ Management L.L.C.

COMMITTEES OF THE BOARD OF DIRECTORS OF HERITAGE COMMERCE CORP

AUDIT COMMITTEE

The members of the Audit Committee in 2006 were Jack W. Conner, Louis ("Lon") O. Normandin, Jack L. Peckham and Humphrey P. Polanen, Committee Chair. All Audit Committee members are independent as specified by NASDAQ's listing standards.

The Audit Committee provides oversight of our financial, accounting and reporting process, our system of internal accounting and financial controls, and our compliance with related legal and regulatory requirements, the appointment, engagement, termination and oversight of our independent auditors, including conducting a review of their independence, reviewing and approving the planned scope of our annual audit, overseeing the independent auditor's work, reviewing and pre-approving any audit and non-audit services that may be performed by them, reviewing with management and our independent auditors the adequacy of our internal financial controls, and reviewing our critical accounting policies and the application of accounting principles. Each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the Securities and Exchange Commission for audit committee membership and is independent within the meaning of the NASDAQ listing standards. Each Audit Committee member meets the NASDAQ's financial knowledge requirements. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC and NASDAQ. A copy of the Audit Committee Charter is attached as Exhibit A to this Proxy Statement. The Audit Committee met 6 times during 2006.

Audit Committee Financial Expert

The Board of Directors has determined that Mr. Jack W. Conner has: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions.

Therefore, the Board has determined that Mr. Jack W. Conner meets the definition of "audit committee financial expert" under the rules of the SEC and is "financially sophisticated" under NASDAQ rules. The designation of a person as an audit committee financial expert does not result in the person being deemed an expert for any purpose, including under Section 11 of the Securities Act of 1933. The designation does not impose on the person any duties, obligations or liability greater than those imposed on any other audit committee member or any other director and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The members of the Corporate Governance and Nominating Committee in 2006 were Robert T. Moles, Louis ("Lon") O. Normandin, Humphrey P. Polanen, Charles J. Toeniskoetter, and Ranson W. Webster, Committee Chair. All Committee members are independent under the rules of NASDAQ.

The principal duties of the Corporate Governance and Nominating Committee are the development of corporate governance principles for Commerce Corp, the establishment of requirements and qualifications for Board membership, and the recommendation of candidates for election to Commerce

Corp's Board of Directors. The Corporate Governance and Nominating Committee has a charter which is available on the Commerce Corp website and it may be accessed at the following address: www.heritagecommercecorp.com. The Corporate Governance and Nominating Committee met 4 times during 2006.

COMPENSATION AND BENEFITS COMMITTEE

The members of the Compensation and Benefits Committee in 2006 were Frank G. Bisceglia, Robert T. Moles, Jack L. Peckham, Committee Chair, and Ranson W. Webster. All committee members are independent under the rules of NASDAQ.

The Committee is primarily responsible for determining the compensation of directors, executive officers and other officers of Commerce Corp and Heritage Bank of Commerce. For executive officers and directors, the Committee is responsible for evaluating, reviewing and recommending to the Board compensation levels, equity and non-equity incentive compensation, and performance based compensation plans. The Committee also oversees the Commerce Corp welfare benefit plans, retirement benefit plans, all employment and personnel policies and procedures including employment contracts. The Compensation and Benefits Committee met 6 times during 2006.

LOAN COMMITTEE

The members of the Loan Committee in 2006 were Frank G. Bisceglia, Committee Chair, James R. Blair, Robert T. Moles, Louis ("Lon") O. Normandin, and Charles J. Toeniskoetter. The Loan Committee is responsible for the approval and supervision of loans and the development of Commerce Corp's loan policies and procedures. The Loan Committee met 17 times during 2006.

FINANCE AND INVESTMENT COMMITTEE

The Finance and Investment Committee is responsible for the development of policies and procedures related to liquidity and asset-liability management, supervision of Commerce Corp's investments and preparation of Commerce Corp's annual budget. The Finance and Investment Committee met 12 times during 2006.

The members of the Finance and Investment Committee in 2006 were Frank G. Bisceglia, James R. Blair, Jack W. Conner, Committee Chair, William J. Del Biaggio, Jr. and Walter T. Kaczmarek.

STRATEGIC ISSUES COMMITTEE

The members of the Strategic Issues Committee in 2006 were Jack W. Conner, Walter T. Kaczmarek, Charles J. Toeniskoetter, Committee Chair, and Ranson W. Webster.

The principal duties of the Strategic Issues Committee are to provide oversight and guidance to Senior Management regarding the strategic direction of Commerce Corp, including development of the overall Strategic Business Plan. The Strategic Issues Committee met 2 times during 2006.

DIRECTOR ATTENDANCE AT BOARD MEETINGS

During 2006, Commerce Corp's Board of Directors held twelve regular meetings and one special meeting. Each director attended at least 75 percent of the aggregate of: (1) the total number of meetings of the Board of Directors; and (2) the total number of meetings of Board committees on which that director served.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires Commerce Corp's directors, executive officers and persons who own more than ten percent of a registered class of Commerce Corp's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Commerce Corp Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish Commerce Corp with copies of all Section 16(a) forms they file.

To Commerce Corp's knowledge, based solely on review of the copies of such reports furnished to Commerce Corp and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the year ended December 31, 2006.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

There are no existing or proposed material transactions between Commerce Corp and any of Commerce Corp's directors, executive officers, nominees for election as a director, or the immediate family or associates of any of the foregoing persons.

In 2006, the Commerce Corp Board of Directors adopted a written Statement of Policy with Respect to Related Party Transactions. Under this policy, any "related party transaction" shall be consummated or shall continue only if the board of directors audit committee shall approve or ratify such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party. For purposes of this policy, a "related person" means: (i) any person who is, or at any time since the beginning of Commerce Corp's last fiscal year was, a director or executive officer of Commerce Corp or a nominee to become a director of Commerce Corp; (ii) any person who is known to be the beneficial owner of more than 5% of any class of Commerce Corp's voting securities; (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

A "related party transaction" is a transaction between Commerce Corp and any related person (including any transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934), other than transactions involving less than $5,000 when aggregated with all similar transactions.

The Board of Directors has determined that the Audit Committee of the Board is best suited to review and approve related party transactions. Accordingly, at each calendar year's first regularly scheduled Audit Committee meeting, management shall recommend related party transactions to be entered into by Commerce Corp for that calendar year, including the proposed aggregate value of such transactions if applicable. After review, the Committee shall approve or disapprove such transactions and at each subsequently scheduled meeting, management shall update the Committee as to any material change to those proposed transactions. The Committee shall consider all of the relevant facts and circumstances available to the Committee, including (if applicable) but not limited to the benefits to Commerce Corp; the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the Audit Committee may participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person. The Committee shall approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders, as the Committee determines in good faith. The Audit Committee, as applicable, shall convey the decision to the Chief Executive Officer, who shall convey the decision to the appropriate persons within the Company. In the event management recommends any further related party transactions subsequent to the first calendar year meeting, such transactions may be presented to the Audit Committee for approval or preliminarily entered into by management subject to ratification by the Audit Committee; provided that if ratification shall not be forthcoming, management shall make all reasonable efforts to cancel or annul such transaction.

INDEBTEDNESS OF MANAGEMENT

Some of Commerce Corp's directors and executive officers, as well as their immediate family and associates, are customers of, and have had banking transactions with, Commerce Corp's subsidiary, Heritage Bank of Commerce (the "Bank"), in the ordinary course of business, and the Bank expects to have such ordinary banking transactions with these persons in the future. In the opinion of the management of Commerce Corp and the Bank, all loans and commitments to lend included in such transactions were made in the ordinary course of business on the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness, and do not involve more than the normal risk of collectibility or present other unfavorable features. Loans to individual directors and officers must comply with the Bank's lending policies and statutory lending limits. In addition, prior approval of the Bank's Board of Directors is required for all such loans.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Compensation Committee (for purposes of this analysis, the "*Committee*") of the Board of Directors has responsibility for establishing, implementing and continually monitoring adherence with the Heritage Commerce Corp ("*Commerce Corp*") compensation philosophy. The Committee ensures that the total compensation paid to executive officers and elected officers is fair, reasonable and competitive. Throughout this proxy statement, the individuals who served as our chief executive officer and chief financial officer during fiscal 2006, as well as the other individuals included in the Summary Compensation Table on page 35, are referred to as the "named executive officers".

Compensation Philosophy

In 2005, the Committee undertook a comprehensive review of Commerce Corp's compensation programs for executive officers, other elected officers, selected staff and the Board of Directors. The Committee engaged the compensation consulting firm of Carl D. Jacobs Group LLC ("Jacobs Group") to assist in formulating an overall compensation strategy. The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals, and which aligns executives' interests with those of the shareholders by rewarding achievement of pre-established performance goals, with the ultimate objective of improving shareholder value.

The Committee evaluates both performance and compensation to ensure that Commerce Corp maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Committee believes executive compensation packages provided by Commerce Corp to its executives, including the named executive officers, should include base salary, variable performance-based cash incentives and stock-based compensation.

We believe our base salaries are competitive. We provide our executives the opportunity to significantly increase their annual cash compensation through our cash incentive program by improving Commerce Corp's performance in each of the relevant financial areas on an annual basis. We also expect that as those improvements are maintained and built upon, Commerce Corp's stock price will reflect these improvements, and we therefore use equity awards to reward the long-term efforts of management. These equity awards serve as additional purpose of increasing the ownership stake of our management in Commerce Corp, further aligning their interests with those of our other shareholders. Compensation decisions are generally made during the first quarter of each fiscal year. Once compensation decisions are made for a fiscal year they are not generally readjusted for the fiscal year.

Compensation Program Objectives and Rewards

Commerce Corp's compensation and benefits programs are driven by our business environment and are designed to enable us to achieve our mission and adhere to company values. The programs' objectives are to:

- Reflect our position as a leading community bank in our service areas;
- Attract, engage and retain the workforce that helps ensure our future success;
- Motivate and inspire employee behavior that fosters a high-performance culture;
- Support a one-company culture;

- Support overall business objectives; and
- Provide shareholders with a superior rate of return.

Consequently the guiding principles of our programs are:

- Promote and maintain a high performance banking organization;
- Remain competitive in our marketplace for talent; and
- Balance our compensation costs with our desire to provide value to our shareholders.

To this end, we will measure success of our programs by:

- Overall business performance and employee engagement;
- Ability to attract and retain key talent;
- Costs and business risks that are limited to levels that maximize return and minimize risk; and
- Employee understanding and perceptions that ensure program value equals or exceeds program cost.

All of our compensation and benefits for our named executive officers described below have as a primary purpose our need to attract, retain and motivate the highly talented individuals who will engage in the behaviors necessary to enable us to succeed in creating shareholder value in a highly competitive marketplace. Beyond that, different elements have specific purposes designed to reward different behaviors.

- *Base salary and benefits* are designed to:
  - Reward core competence in the executive role relative to skills, position and contributions to Commerce Corp; and
  - Provide fixed cash compensation competitive with the market place merit increases to retain desired competitive position and recognize contribution.
- *Annual incentive variable cash awards* are designed to:
  - Focus employees on annual financial objectives derived from the business plan that lead to long-term success;
  - Provide annual variable performance-based cash awards that are not subject to the volatility of the stock market to reward and motivate achievement of critical annual performance metrics selected by the Committee; and
  - Foster a pay for performance culture that aligns our compensation programs with our overall business strategy.
- *Equity-based compensation awards* are designed to:
  - Link compensation rewards to the creation of shareholder wealth;
  - Promote teamwork by tying compensation significantly to the value of our common stock;
  - Attract the next generation of management by providing significant capital accumulation opportunities;
  - Conserve cash outlay through the use of stock based vehicles in addition to cash compensation to reward executives; and

    - Retain executives by providing a long term oriented program whose value could only be achieved by remaining with and performing with Commerce Corp.
- A *supplemental executive retirement plan* facilitates our ability to attract and retain executives, as we compete for talented employees in a marketplace where such retirement programs are commonly offered.
- *Change of control and separation benefits with certain officers:*
    - Individual employment contracts with certain executives provide for change of control and separation benefits.
    - Separation benefits provide benefits to ease an employee's transition due to an unexpected employment termination by Commerce Corp due to on-going changes in the Commerce Corp's employment needs.
    - Change in control benefits encourage key executives to remain focused on the Commerce Corp's business in the event of rumored or actual fundamental corporate changes which will enhance shareholder value.

The use of these programs enables us to reinforce our pay for performance philosophy, as well as strengthen our ability to attract and retain highly qualified executives. We believe that this combination of programs provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term shareholder value, and encourages executive recruitment and retention.

Compensation Consultant

In 2005, the Committee retained Jacobs Group as its independent compensation consultant to advise the Compensation Committee on all matters related to the executive compensation. This relationship continued through 2006 into 2007.

Jacobs Group assists the Committee by providing comparative market data on compensation practices and programs based on an analysis of peer competitors. Jacobs Group also provides guidance on industry best practices. From time to time Jacobs Group provides advice to the Committee with respect to reviewing and structuring our policy regarding fees paid to our directors as well as other equity and non-equity compensation awarded to non-management directors, including designing and determining individual grant levels for the 2004 Stock Option Plan.

Compensation Benchmarking Relative to Market

In 2005, Jacobs Group provided the Committee with the survey data to assist in the review and comparison of each element of compensation for executives and the board of directors. The Jacobs Group selected a compensation peer group of companies consisting of 19 publicly-traded banking organizations of similar asset size and business focus, 16 of which were located in California with the majority located in the San Francisco Bay area. The Jacobs Group also reviewed publicly available survey data. Published survey data included California banks located in our service areas as well as local area data drawn from national surveys. The comparative data was used to benchmark executive compensation levels against banks that have executive positions with responsibilities similar in breadth and scope to ours and that compete with us for executive talent. With such information, the Committee reviewed and analyzed compensation for each executive and made adjustments as appropriate. The Jacobs Group updated the comparative data for the board of directors in 2006.

Role of Executive Officers in Compensation Decisions

The chief executive officer annually reviews the performance of each executive officer and elected officer (other than the chief executive officer whose performance is reviewed by the board of directors). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual incentive cash award amounts, are presented to the Committee. The Committee exercises its discretion in modifying any recommended adjustments or awards to executives, officers and elected officers. The Committee makes all compensation decisions and approves recommendations regarding equity awards to all executive officers (which includes the named executive officers) of Commerce Corp.

The Commerce Corp Compensation Program

Base Salary

The Committee targets the base salary level at the 60th percentile of its comparative data for the base salaries of the chief executive officer and executive officers including the named executive officers. Adjustments to the base salary level may be made based on comparisons to the comparative data and evaluation of the executive's level of responsibility and experience as well as company-wide performance. The Committee also considers the executive's success in achieving business results, promoting our core values and demonstrating leadership. Previous compensation levels and awards are not taken into account in setting base salary, rather the Committee considers appropriate ranges of compensation given the level of position, and performance of the individual and Commerce Corp for the period under consideration.

Base salaries for individual executive officers are compared to the banking industry by reference to comparative data provided by our independent consulting firm. Mr. Kaczmarek's base salary was $300,000 when he first joined Commerce Corp, pursuant to the terms of his employment agreement. In February 2006 the Committee approved an increase in Mr. Kaczmarek's base salary to $313,300. The Committee approved the increase in recognition of Mr. Kaczmarek's impact on the strategic direction of Commerce Corp and our improved operating results.

The Committee determines base salaries annually for other executive officers, including the named executive officers. Our chief executive officer proposed new base salary amounts based on:

- his evaluation of individual performance and expected future responsibilities and contribution to the achievement of the business objectives;
- a review of comparative data to ensure competitive compensation against the external market; and
- comparison of the base salaries of the executive officers who report directly to the chief executive officer to ensure internal equity.

In February 2006, Mr. Kaczmarek recommended, and the Committee approved base salary increases of approximately 4.40% to 6.15% for the other named executive officers. In approving the increase in the base salaries for these named executive officers, the Committee reviewed the minimum, mid-range and maximum salaries paid to similarly situated positions at peer banks and selected salary levels that placed the executives modestly over the mid-range.

Base salary drives the formula used in the Heritage Commerce Corp Management Incentive Plan as discussed below under "Management Incentive Plan." Base salary is the only element of compensation that is used in determining the amount of contributions permitted under the Commerce Corp 401(k) plan. Base salary is also a component used in determining benefits under our supplemental executive retirement plan.

Management Incentive Plan

The Managing Incentive Plan (the "Incentive Plan") is an annual variable performance-based cash incentive program. The Incentive Plan provides guidelines for the calculation of annual non-equity incentive performance based compensation, subject to Committee oversight and modification. At its February meeting each year, the Committee considers whether an incentive program authorized by Incentive Plan should be established for the succeeding year and, if so, approves the group of employees eligible to participate in the Incentive Plan for that year. Each year the Committee with recommendations from the chief executive officer establishes financial objectives that must be met in order for awards to be paid.

The Committee sets threshold, target and maximum levels for each financial objective. Payment of awards under the Incentive Plan are based upon the achievement of such financial objectives relative to the weight assigned to each financial objective for the current year. A minimum hurdle of expected performance must be satisfied before any payments are made under the program. In 2006, the hurdle level of performance was a minimum return on assets of 1.20%. Once the hurdle is satisfied, executive officers participating in the Incentive Plan are eligible for the awards based on meeting specified measures. The Incentive Plan includes various incentive levels with award opportunities established as a percentage of base salary. For 2006 those levels were as follows:

	As a percent of base salary		
Position	**Threshold**	**Target**	**Maximum**
Chief Executive Officer	30%	65%	110%
Executive Vice-President / Banking Division	25%	50%	85%
Executive Vice-President	25%	50%	75%
Chief Credit Officer	25%	50%	75%
Chief Financial Officer	25%	50%	75%
Senior Vice-President / Sales	25%	50%	75%

These award opportunities were derived in part from comparative data provided by our independent consultant and in part by the Committee's judgment on internal equity of the positions, their relative value to Commerce Corp and the desire to maintain a consistent annual incentive target for the chief executive officer and the named officer positions.

The payouts for executives under the Incentive Plan are targeted at the 75th percentile of comparative data provided by our independent consultant in years when we reach the planned annual financial performance. If we reach, but do not exceed, the financial plan for any given year, the incentive payout, given current salary levels should approximate the 70th percentile of comparative data. However, the Incentive Plan is designed so that in years that financial performance significantly exceeds our financial plan, the payouts of the short-term incentive program should reach approximately the 80th percentile of the comparative data. Actual relative compensation levels will vary based on their salary levels and relative market position.

Management recommends and the Committee reviews and approves the financial objectives. These financial objectives as weighted are intended to motivate and reward eligible executives to strive for continued financial improvement of Commerce Corp, consistent with increasing shareholder value. The Committee has initially identified up to five key measures from which the financial objectives are drawn which may be revised to reflect current business situations.

The financial objectives selected for 2006 were net income, efficiency ratio, total average assets and return on assets (the fifth measure, return on equity was not deployed). The Committee believes net income is a very good measurement in assessing how well or how poorly Commerce Corp is performing from a financial standpoint. Net income is an accepted accounting measure that drives earnings per share and shareholder returns over the long-term. The Committee in consultation with the chief executive officer recognized for 2006 that management should also focus on total average assets, return on assets and efficiency ratio to improve performance toward the top quarter of our peer banks. Average assets and the return on those assets are accepted measures of profitability in the banking industry. The efficiency ratio is also a commonly used measure in the banking industry that measures success in controlling non interest expenses that contribute to overall profitability.

Financial objectives for the performance results are generally developed through our annual financial planning process, whereby, we assess the future operating environment and establish a financial plan for financial outcomes. Based on the strategic direction of the Board of Directors, management develops a detailed financial plan which is reviewed and approved by the Board of Directors.

The Committee determines the weighting of financial objective goals each year based upon recommendations from the chief executive officer. For 2006, the compensation committee weighted the financial objectives as follow:

Net Income	55%
Total Average Assets	15%
Efficiency Ratio	15%
Return on Assets	15%

Upon completion of the fiscal year, the Committee assesses the performance of Commerce Corp for each financial objective comparing the actual fiscal year results to the pre-determined threshold, target and maximum levels for each financial objective calculated with reference to the pre-determined weight accorded the financial objective and an overall percentage amount for the award is calculated. In addition, the Committee may include qualitative subjective measures which may increase an award up to an additional 15% of base salary.

The "target" level equates to the approved financial plan. The "threshold" performance level is set at 95% of the target level, and maximum level is set at 105% of the target level. In making the annual determination of the threshold, target and maximum levels, the Committee may consider the specific circumstances facing Commerce Corp during the coming year. Generally, the Committee sets the threshold, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year. The Committee believed that targets established for the Incentive Plan in 2006 were sufficiently challenging, given the level of growth and improvement in the various financial objectives that would have to occur to meet the various performance levels.

For 2006, the hurdle requirement for return on assets exceeded 1.20% permitting payments as follows:

- Net income and efficiency ratio reached financial objectives that permitted the payment of "target" (or midrange) level of bonus payments;
- Return on assets reached financial objectives that permitted the payment of the "maximum" level of bonus payments; and
- The total average assets financial objective did not reach the "threshold" (or minimum) level therefore no bonus payment was allocated for this financial objective.

Awards paid to named executive officers under the Incentive Plan for performance in 2006 are reflected in column (g) of the Summary Compensation Table on page 23.

Stock Options

Stock options provide for financial gain derived from the potential appreciation in stock price from the date that the option is granted until the date that the option is exercised. The exercise price of stock option grants is set at fair market value on grant date. Under the stockholder-approved 2004 Stock Plan, we may not grant stock options at a discount to fair market value or reduce the exercise price of outstanding stock options except in the case of a stock split or other similar event. We do not grant stock options with a so-called "reload" feature, nor do we loan funds to employees to enable them to exercise stock options. Our long-term performance ultimately determines the value of stock options, because gains from stock option exercises are entirely dependent on the long-term appreciation of our stock price. Stock options generally vest pro rata daily over four years and expire ten years from the grant date.

Because a financial gain from stock options is only possible after the price of our common stock has increased, we believe grants encourage executives and other employees to focus on behaviors and initiatives that should lead to an increase in the price of our common stock, which benefits our shareholders.

The Committee established a stock option policy in 2006 which recognizes that stock options have an impact on the profits of the company under current accounting rules and also have a dilutive effect on the company's shareholders. Accordingly, they are recognized as a scarce resource and option grants are given the same consideration as any other form of compensation. As a result of the 2005 compensation study, the Committee has established ranges for the amount of options that may be granted that depend on the individual's position with Commerce Corp and whether the option is awarded as an incentive to attract an individual, to retain an individual or to reward performance. Stock option award levels are determined based on market data. The Committee has targeted the 75th percentile of the comparative data with respect to these long-term incentive awards.

We do not backdate options or grant options retroactively. In addition, we do not plan to coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. Commerce Corp options are granted at fair market value on a fixed date or event (the first day of service for new hires and the date of Committee approval for existing employees), with all required approvals obtained in advance of or on the actual grant date. All grants to executive officers require the approval of the Committee and the Board of Directors. Beginning in April 2007, Commerce Corp's general practice will be to grant options only on the annual grant date at a Committee and Board of Directors' regular meeting in the second quarter for current staff, and at any other Committee meeting (whether a regular meeting or otherwise) held on the same date as regularly scheduled board meeting (which meets monthly) as required to attract new staff, retain staff or recognize key specific achievements. In 2006, and prior years, there were occasions when grants have been made on other dates. We are working to eliminate "off cycle" grants to the extent possible.

Except as noted below, fair market value has been consistently determined as the closing price on the NASDAQ Global Select market on the grant date. In order to ensure that its exercise price fairly reflects all material information without regard to whether the information seems positive or negative - every grant of options is contingent upon an assurance by management and legal counsel that Commerce Corp is not in possession of material undisclosed information. If Commerce Corp is in a "black-out" period for trading under its trading policy or otherwise in possession of inside information, date of grant is suspended until the second business day after public dissemination of the information.

Grants made to the chief executive officer, the chief financial officer and the other named executive officers are reflected in the Summary Compensation Table on page 23 and in the Grant of Plan-Based Awards Table on page 27.

Stock Ownership Policy

Commerce Corp does not have a stock ownership policy for our executives or the board of directors.

Prohibition on Speculation in Commerce Corp Stock

Our stock trading guidelines prohibit executives from speculating in our stock, which includes, but is not limited to, short selling (profiting if the market price of the securities decreases); buying or selling publicly traded options, including writing covered calls; and hedging or any other type of derivative arrangement that has a similar economic effect.

Compensation Recovery Policy

The Committee does not have a specific policy on seeking reimbursement of compensation awards, however it will evaluate on a case by case basis whether to seek the reimbursement of certain compensation awards paid to an executive officer if such executive engages in material misconduct that caused, or partially caused, a restatement of financial results, in accordance with section 304 of the Sarbanes-Oxley Act of 2002. If circumstances warrant, we will seek to claw back appropriate portions of the executive officer's compensation for the relevant period, as provided by law.

Change of Control Provisions

Commerce Corp does not have company-wide change of control agreements with its executive officers and other elected officers. The chief executive officer and certain named executive officers have specific change of control and severance provisions in their contracts. The Committee to date has considered the use of change of control provisions and severance provisions on a case by case basis, depending on the individual's position with Commerce Corp and the need to attract and/or retain the individuals. See "Executive Employment Contracts" on page 24.

Summary Compensation Table

The following table provides for the periods shown, summary information concerning compensation of our Chief Executive Officer, Chief Financial Officer, and three other highly compensated executive officers and one former executive officer (collectively referred to as the "named executive officers"):

Name and Principal Position (a)	Year (b)	Salary ($) (c)(1)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)(2)	Non-Equity Incentive Plan Compensation ($) (g)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)(4)	All Other Comp. ($) (i)(5)(6)(7)	Total ($) (j)
Walter T. Kaczmarek President & Chief Executive Officer	2006	$311,083	—	—	$150,800	$193,000	$211,900	$40,688(8)	$907,471
Lawrence D. McGovern Executive Vice President & Chief Financial Officer	2006	$205,000	—	—	$ 75,400	$100,000	$ 39,500	$19,644	$439,544
William J. Del Biaggio, Jr. Founding Chairman of the Board and Executive Vice President	2006	$155,625	—	—	$ 41,470	$ 72,000	$ 16,900	$20,436	$306,431
Richard Hagarty Executive Vice President & Chief Credit Officer	2006	$145,217	—	—	$ 37,700	$ 56,110	$ 38,300	$11,675	$289,002
Raymond Parker Executive Vice President/ Banking Division	2006	$233,333	—	—	$ 90,480	$130,000	$106,900	$21,289	$582,002
Kenneth A. Corsello(9) Executive Vice President	2006	$ 69,167	—	—	—	—	$ 62,400	$ 7,336	$138,903

(1) Amounts shown include cash compensation earned and received by executive officers.

(2) The assumptions used in calculating the valuation for stock awards and option awards may be found in the Commerce Corp consolidated financial statements for the year ended December 31, 2006 in footnote 8.

(3) Amounts reflect payments from the Heritage Commerce Corp Management Incentive Plan. These amounts were earned under the Plan for the year ended December 31, 2006 and were paid during 2007 after completion of the audited financial statements for the year ended December 31, 2006.

(4) All amounts reflect changes in the actuarial present value under the Heritage Commerce Corp Supplemental Retirement Plan.

(5) Amounts include an automobile allowance pursuant to the terms of each executive officer's employment, payments for unused vacation and insurance benefits. Commerce Corp pays the cost of premiums on life insurance policies insuring all employees, including executive officers, for coverage of approximately two times their annual salaries. The policies are payable to the officer's designated beneficiary(ies), and annual cost of the insurance policy. In addition, Commerce Corp provides certain incidental personal benefits to executive officers. The incremental cost to Commerce Corp of providing such benefits to each executive officer named above did not, for the fiscal year ended December 31, 2006, exceed the lesser of $25,000 or ten percent of the aggregate of such personal benefits paid to an executive officer.

(6) Amounts include employer matching contributions under Commerce Corp's 401(k) plan.

(7) Amounts include Employee Stock Ownership Plan contributions for Walter T. Kaczmarek, Lawrence D. McGovern, William J. Del Biaggio, Jr., Richard Hagarty, Raymond Parker, and Kenneth A. Corsello, totaling $5,500, $5,125, $3,891, $3,630, $5,500, and $0, respectively.

(8) Includes $10,200 of dividends paid on restricted stock.

(9) Resigned his position with Commerce Corp in June, 2006. Other Compensation includes automobile allowance, cost of premiums on life insurance policies insuring all employees for coverage of approximately two times their annual salaries, and the annual cost of the insurance policy.

Executive Employment Contracts

Lawrence D. McGovern, Executive Vice President and Chief Financial Officer of Commerce Corp, is employed under the terms of a written three-year employment contract dated July 16, 1998 which is renewable annually. His base salary is reviewable annually by the Board of Directors. During 2006 Mr. McGovern's base salary was $207,000. For 2007, Mr. McGovern's base salary was increased to $215,000. In addition to his salary, he is eligible to receive an annual cash bonus based on targets established by the Board of Directors under the Commerce Corp Management Incentive Plan. In the event Commerce Corp terminates Mr. McGovern's employment without cause, he will be entitled to a severance package that includes a payment equal to his base salary, auto allowance and average annual performance bonus (as defined in his agreement); provided however, if termination results from a change in control, he would be entitled to one and one half times these amounts. Assuming any one of these events occurred on December 31, 2006, Mr. McGovern would be entitled to a payment of $302,000 if he was terminated without cause, or $453,000 as a result of a change in control. Mr. McGovern's outstanding stock options become fully vested on a termination event as defined in the 2004 Stock Option Plan (with a fair market value of $383,655 as of December 31, 2006).

Walter T. Kaczmarek, President and Chief Executive Officer of Commerce Corp, is employed under the terms of a written three-year executive employment contract dated March 17, 2005, which is renewable annually. In 2006, his base salary increased to $313,300. His base salary is reviewable annually by the Board of Directors. For 2007, Mr. Kaczmarek's base salary was increased to $324,000. In addition to his salary, Mr. Kaczmarek is eligible to receive an annual cash bonus based on targets established by the Board of Directors under the Commerce Corp Management Incentive Plan. Mr. Kaczmarek has been awarded 51,000 restricted shares of Commerce Corp common stock pursuant to the terms of a Restricted Stock Agreement, dated March 17, 2005. Under the terms of the Restricted Stock Agreement, the restricted shares will vest 25% per year at the end of years three, four, five and six, provided Mr. Kaczmarek is still with Commerce Corp, subject to accelerated vesting upon a Change of Control, termination without Cause, termination by Mr. Kaczmarek for Good Reason (as defined by the executive employment agreement), death or disability. In addition, Mr. Kaczmarek has been granted stock options under the Commerce Corp 2004 Stock Option Plan to purchase an aggregate of 50,000 shares of common stock at an exercise price of $18.15 (the fair market value of the shares on the date of grant and effective date of the agreement). The options vest daily over four years and have a term of ten years. Vesting is accelerated on a Terminating Event in accordance with the 2004 Stock Option Plan and upon termination without Cause, or termination by Mr. Kaczmarek for Good Reason. Upon termination of Mr. Kaczmarek's employment by Commerce Corp without Cause, or by Mr. Kaczmarek for Good Reason, Mr. Kaczmarek would also be entitled to an additional amount equal to two times his base salary and his Highest Annual Bonus, plus continuation of certain other employee benefits including health insurance for a period of three years from the date of termination. In the event that Mr. Kaczmarek's employment with Commerce Corp is terminated by Commerce Corp without Cause, or by Mr. Kaczmarek for Good Reason, during the period beginning 120 days prior to and ending twelve months following a Change of Control, in addition to acceleration of the vesting of the restricted shares and stock options described above, Mr. Kaczmarek would also be entitled to an additional amount equal to three times his base salary and Highest Annual Bonus plus continuation of certain other employee benefits including health insurance for a period of three years from the date of termination. Assuming any one of these events occurred on December 31, 2006, Mr. Kaczmarek would be fully vested in the stock options (with a fair market value of $450,800), fully vested in the restricted stock (with a fair market value of $1,359,000), entitled to $1,016,000 if terminated without Cause or terminated by Mr. Kaczmarek for Good Reason or $1,524,000 in the case of a change of control. If Mr. Kaczmarek's employment and employment agreement is terminated other than for Good Reason, he may not solicit customers and suppliers of Heritage Bank of Commerce for a one year period following termination.

Raymond Parker, Executive Vice President/Banking Division for Heritage Bank of Commerce, is employed under the terms of a written three-year employment contract dated May 16, 2005 which is renewable annually. His base salary is reviewable annually by the Board of Directors. During 2006, Mr. Parker's base salary was $235,000. For 2007, his base salary was increased to $243,200. In addition to his salary, he is eligible to receive an annual cash bonus based on targets established by the Board of Directors under the Commerce Corp Management Incentive Plan. Mr. Parker was granted stock options under the Heritage Commerce Corp 2004 Stock Option Plan to purchase an aggregate of 25,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of the grant. The options will vest daily over 4 years and have a term of 10 years. Vesting is accelerated on a Terminating Event in accordance with the 2004 Stock Option Plan. If Mr. Parker's employment is terminated without cause, Mr. Parker will be entitled to a lump sum payment equal to one times his base salary and his Highest Annual Bonus (as defined). In the event that Mr. Parker's employment is terminated during the period beginning 120 days prior to and ending 12 months following a Change in Control (as defined in the agreement), Mr. Parker shall be entitled to a lump sum payment of two times his base salary and his Highest Annual Bonus. Mr. Parker is entitled to participate in or receive benefits under each benefit plan or arrangement applicable to the other executive officers of the Bank; provided, however, that if the employment agreement is terminated by Commerce Corp. without cause, these benefits will continue for an additional year from the date of termination and for an additional two years if the termination is as result of a Change in Control. Mr. Parker received a cash bonus of $65,000 at the time he entered into the employment agreement. Assuming Mr. Parker was terminated without Cause or as a result of a Change of Control on December 31, 2006, he would be entitled to a lump sum payment of $365,000 or $730,000, respectively. Mr. Parker's outstanding stock options become fully vested on a termination event as defined in the 2004 Stock Option Plan (with a fair market value of $266,380 as of December 31, 2006). For a two year period following the termination of his employment and employment agreement, Mr. Parker may not solicit customers, supplies or employees of Heritage Bank of Commerce.

Under the terms of an employment agreement, dated July 27, 2006, Richard Hagarty received a base salary of $152,000. The base salary is reviewable annually by the Board of Directors. For 2007, his base salary was increased to $158,000. In addition to his salary, he is eligible to receive an annual cash bonus based on targets established by the Board of Directors under the Commerce Corp Management Incentive Plan. If Mr. Hagarty's employment is terminated without Cause, he will be entitled to a lump sum payment equal to nine months of his base salary, nine months of his Highest Annual Bonus paid over the most recent three year period prior to the date of termination, and continuation of certain benefits for a nine month period. In the event Mr. Hagarty's employment is terminated during a period beginning 120 days prior to and ending 12 months following a Change in Control (as defined in the agreement), Mr. Hagarty shall be entitled to a lump sum payment equal to fifteen months of his base salary and the Highest Annual Bonus paid over the most recent three year period, prior to the Change in Control. Assuming Mr. Hagarty was terminated without Cause or as a result of a Change in Control on December 23, 2006, he would be entitled to a lump sum payment of $156,000, or $260,000, respectively. Mr. Hagarty's outstanding stock options become fully vested on a termination event as defined in the 2004 Stock Option Plan (with a fair market value of $76,895 as of December 31, 2006).

Plan Based Awards

Stock Option Plans. In 1994, the Board of Directors adopted the Heritage Bank of Commerce 1994 Tandem Stock Option Plan (the "1994 Plan") in order to promote the long-term success of the Bank and the creation of shareholder value. In 1998, the 1994 Plan was restated and adopted by Commerce Corp as the successor corporation to Heritage Bank of Commerce. The 1994 Plan expired on June 8, 2004. As a result, in 2004 the Board of Directors adopted the Heritage Commerce Corp 2004 Stock Option Plan ("2004 Plan"), which obtained shareholder approval in 2004. The 1994 Plan and the 2004 Plan authorize Commerce Corp to grant stock options to officers, employees and directors of Commerce Corp and its affiliates.

The 2004 Stock Option Plan assists Commerce Corp in attracting, retaining and rewarding valued employees and directors by offering them a greater stake in Commerce Corp's success and to encourage ownership in its common stock by these employees and directors. The Compensation Committee administers the 2004 Stock Option Plan on behalf of the Board of Directors with regard to executive officers and has discretion to determine which individuals are eligible to receive option awards, the time or times when the option awards are to be made, the number of shares subject to each award, the status of any grant as either an incentive stock option or a non-qualified stock option, the vesting schedule in effect for the option award, the term for which any option is to remain outstanding and the other principal terms and conditions of each option. Stock options recommended by the Compensation Committee have an exercise price equal to the fair market value of a share on the grant date.

Management Incentive Plan. Commerce Corp maintains a Management Incentive Plan adopted by the board of directors in 2005. Executive officers are eligible for target bonuses which are expressed as a percentage of their respective base salaries which increase as the level of performance of established goals increases. The bonuses are tied directly to the satisfaction of overall company performance for the year.

In 2006, management presented to the Compensation Committee performance goals based on the 2006 budget. For 2006 Commerce Corp performance goals ("Performance Goals") were established for:

- net income
- efficiency ratio
- growth of total assets
- return on assets

For each Performance Goal, a threshold, target and maximum performance measure is established. Each goal is given a weighting. In 2006, net income was weighted 55%, efficiency ratio, total assets and return on assets each weighted 15%. In 2006, an initial hurdle performance of at least 1.20% return on assets was set before any amounts are paid under the plan. Once the hurdle performance is satisfied, Commerce Corp must satisfy Performance Goals at the threshold, target or maximum level. As Performance Goals meet or exceed the threshold, target and maximum performance levels, the participants earn a greater percentage of their base salary as a bonus. In addition to a performance bonus based on the achievement of the Performance Goals, the Compensation Committee has the discretion to award up to 15% of an executive's base salary for performance related to the completion of personal objectives established for the executive either by the chief executive officer or the Board throughout the year. Upon completion of the year end financial statements, the chief executive officer will prepare an analysis of the achievement of the quantitative measures for the year and make recommendations for bonuses for quantitative measures for each executive. These results will be presented to the Compensation Committee and upon the Compensation Committee's recommendation and approval by the Board of Directors the bonuses are paid. The Committee may exercise its judgment whether to reflect or exclude the impact of unusual or infrequently occurring events reported in Commerce Corp's public filings.

The following table sets forth information for the grant of stock options under the 2004 Plan and the grant of awards under the Management Incentive Plan during the year ended December 31, 2006 for each of the executive officers listed in the Summary Compensation Table:

Grants of Plan-Based Awards

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)
Walter T. Kaczmarek	8/3/2006	$93,990	$203,645	$344,630	—	20,000	—	—	—	$23.85
Lawrence D. McGovern	8/3/2006	$51,750	$103,500	$155,250	—	10,000	—	—	—	$23.85
William J. Del Biaggio, Jr.	8/3/2006	$39,188	$ 78,375	$117,563	—	5,500	—	—	—	$23.85
Richard Hagarty	8/3/2006	$38,000	$ 76,000	$114,000	—	5,000	—	—	—	$23.85
Raymond Parker	8/3/2006	$58,750	$117,500	$199,750	—	12,000	—	—	—	$23.85
Kenneth A. Corsello	—	—	—	—	—	—	—	—	—	—

(1) Amounts reflect participation in the Heritage Commerce Corp Management Incentive Plan and represent for established financial objectives the potential payouts for 2006 performance. If threshold levels of performance are not met, the payout can be zero. The actual payouts made in 2006 are shown in column (g) of the Summary Compensation Table. See discussion above under "Plan Based Awards—Management Incentive Plan" for a discussion of the performance based conditions and other conditions applicable for awards under the plan.

(2) Amounts reflect awards under the Heritage Commerce Corp 2004 Stock Option Plan in 2006. See discussion above under "Plan Based Awards—Stock Option Plans."

Equity Compensation Plan Information

The following table sets forth the number and weighted-average exercise price of securities to be issued upon exercise of outstanding options, warrants and rights, and the number of securities remaining available for future issuance under equity compensation plans, at December 31, 2006:

Plan category	No. of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	No. of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securities holders	752,983(1)	$16.56	418,912
Equity compensation plans not approved by securities holders(2)	51,000(2)	$18.15	N/A

(1) Consists of 330,085 options to acquire shares of common stock issued under Commerce Corp's 1994 Plan, and 422,898 options under the 2004 Plan.

(2) Consists of restricted stock issued to Walter T. Kaczmarek pursuant to this employment agreement and restricted stock agreement with Commerce Corp.

Outstanding Equity Awards

The following table sets forth information with regard to stock options outstanding for the year ended December 31, 2006 for each of the persons named in the Summary Compensation Table.

Outstanding Equity Awards at Year-End

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#) (d)	Options Exercise Price ($) (e)	Options Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)(1)
Walter T. Kaczmarek	22,397	27,603(3)	—	$18.15	3/17/2015	—	—	51,000	$1,358,640
	2,054	17,946(4)	—	$23.85	8/3/2016				
Lawrence D. McGovern	43,500	—(5)	—	$ 9.39	7/16/2008	—	—	—	—
	9,000	—(6)	—	$ 9.51	4/25/2012				
	4,869	2,631(7)	—	$14.11	5/27/2014				
	2,778	5,222(8)	—	$20.00	8/11/2015				
	1,026	8,974(9)	—	$23.85	8/3/2016				
William J. Del Biaggio, Jr.	4,950	—(10)	—	$ 5.25	7/1/2007	—	—	—	—
	6,600	—(11)	—	$11.21	9/17/2008				
	3,300	—(12)	—	$14.09	12/16/2009				
	7,500	—(13)	—	$ 8.50	10/24/2012				
	1,000	1,500(14)	—	$18.01	5/26/2015				
	564	4,936(15)	—	$23.85	8/3/2016				
Richard Hagarty	7,500	—(16)	—	$ 8.96	7/25/2012	—	—	—	—
	1,947	1,053(17)	—	$14.11	5/27/2014				
	513	4,487(18)	—	$23.85	8/3/2016				
Raymond Parker	10,170	14,830(19)	—	$18.65	5/16/2015	—	—	—	—
	1,736	3,264(20)	—	$20.00	8/11/2015				
	1,233	10,767(21)	—	$23.85	8/3/2016				
Kenneth A. Corsello	—	—	—	—	—	—	—	—	—

(1) Based on the closing market price of the Commerce Corp common stock on December 31, 2006 as reported on the NASDAQ Global Select Market.

(2) Restricted stock shares issued to Mr. Kaczmarek pursuant to a Restricted Stock Agreement dated March 17, 2005 entered into when Mr. Kaczmarek joined Commerce Corp. The restricted stock shares vest 25% per year at the end of years three, four, five and six beginning 3/17/2005.

(3) The options vest daily over 4 years beginning 3/17/2005 and have term of 10 years.

(4) The options vest daily over 4 years beginning 8/3/2006 and have term of 10 years.

(5) The options vest daily over 4 years beginning 7/16/1998 and have term of 10 years.

(6) The options vest daily over 4 years beginning 4/25/2002 and have term of 10 years.

(7) The options vest daily over 4 years beginning 5/27/2004 and have term of 10 years.

(8) The options vest daily over 4 years beginning 8/11/2005 and have term of 10 years.

(9) The options vest daily over 4 years beginning 8/3/2006 and have term of 10 years.

(10) The options vest daily over 4 years beginning 7/1/1997 and have term of 10 years.

(11) The options vest daily over 4 years beginning 9/17/1998 and have term of 10 years.

(12) The options vest daily over 4 years beginning 12/16/1999 and have term of 10 years.

(13) The options vest daily over 4 years beginning 10/24/2002 and have term of 10 years.

(14) The options vest daily over 4 years beginning 5/26/2005 and have term of 10 years.

(15) The options vest daily over 4 years beginning 8/3/2006 and have term of 10 years.

(16) The options vest daily over 4 years beginning 7/25/2002 and have term of 10 years.

(17) The options vest daily over 4 years beginning 5/27/2004 and have term of 10 years.

(18) The options vest daily over 4 years beginning 8/3/2006 and have term of 10 years.

(19) The options vest daily over 4 years beginning 5/16/2005 and have term of 10 years.

(20) The options vest daily over 4 years beginning 8/11/2005 and have term of 10 years.

(21) The options vest daily over 4 years beginning 8/3/2006 and have term of 10 years.

Option Exercises and Vested Stock Options

The following table sets forth information with regard to the exercise and vesting of stock options for the year ended December 31, 2006 for each of the persons named in the Summary Compensation Table.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized upon Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Walter T. Kaczmarek	—	—	—	—
Lawrence D. McGovern	3,000	$ 42,150	—	—
William J. Del Biaggio, Jr.	—	—	—	—
Richard Hagarty	2,500	$ 35,725	—	—
Raymond Parker	—	—	—	—
Kenneth A. Corsello	10,201	$104,121	—	—

401(k) Plan

Heritage Commerce has established an employee benefit plan under Section 401(k) of the Internal Revenue Code of 1986 ("401(k) Plan"). The purpose of the 401(k) plan is to encourage employees to save for retirement. Eligible employees may make contributions to the plan subject to the limitations of Section 401(k) of the Internal Revenue Code as amended. The 401(k) Plan trustees administer the Plan. Commerce Corp matches the first $1,500 of each employee's contributions. The 401(k) Plan allows highly compensated employees to contribute up to a maximum percentage of their base salary, up to the limits imposed by the Internal Revenue Code for 2007 on a pre-tax basis. Participants choose to invest their account balances from an array of investment options as selected by plan fiduciaries. The 401(k) Plan is designed to provide for distributions in a lump sum after termination of service. However, loans and in-service distributions under certain circumstances such as hardship, attainment of age 59½, or a disability are permitted. For named executive officers, these amounts are included in the Summary Compensation Table under "All Other Compensation."

Employee Stock Ownership Plan

In 1997, Heritage Bank of Commerce initiated an employee stock ownership plan ("Stock Ownership Plan"). The Stock Ownership Plan was subsequently adopted by Commerce Corp as the successor corporation to Heritage Bank of Commerce. The Stock Ownership Plan allows Commerce Corp, at its option, to purchase shares of Commerce Corp common stock on the open market. To be eligible to receive an award of shares under the Stock Ownership Plan, an employee must have worked at least 1,000 hours during the year and must be employed by Commerce Corp on December 31. The executive officers have the same eligibility to receive contributions as the other employees. Awards under the Stock Ownership Plan generally vest over four years. During 2006, Commerce Corp contributed $400,000 to the Stock Ownership Plan, with contributions to Walter T. Kaczmarek, Lawrence D. McGovern, William J. Del Biaggio, Jr., Richard Hagarty, Raymond Parker, and Kenneth A. Corsello, totaling $5,500, $5,125, $3,891, $3,630, $5,500, and $0, respectively. These amounts are included in the Summary Compensation Table in the column entitled "All Other Compensation."

Supplementary Retirement Plan for Directors and Executive Officers

Commerce Corp has a supplemental retirement plan (the "SERP") covering key executives and directors. The SERP is a nonqualified defined benefit plan and is unsecured and unfunded and there are no plan assets. Commerce Corp has purchased insurance on the lives of the directors and executive officers who participate in the Plan. The formula by which benefits are determined for the executive officers and directors who participate in the SERP is based on a combination of the individual's position within Commerce Corp, their age at the time when their retirement benefits become fully vested, and the amount of their benefits available under a previous non-qualified defined contribution plan. The monthly retirement benefit awarded to each participant is determined on a case by case basis with input from management and approval by the Compensation Committee and the Board of Directors. The death benefit for participants in the Plan is an endorsement to the individual's beneficiaries of 80% of the net-at-risk insurance amount (i.e., the amount of the death benefit in excess of cash value of the underlying insurance policy). No named executive officers are currently eligible for early retirement under the plan. In order to be eligible for early retirement, the plan currently requires the participant to terminate employment (for reasons other than for cause, because of a disability, or following a change of control) after the date that the participant is at least 55 years old but prior to the normal retirement date as defined in the participation agreement. If a participant elects to retire on or after the early retirement date but prior to the normal retirement date, then the participant will receive the actuarial equivalent of the vested supplemental retirement benefit based on the actual early retirement date. Unless selected otherwise in accordance with the terms of the plan agreement, the early retirement benefit shall be paid monthly, with payments to commence on the first day of the month following the participant's early retirement date and continuing until the death of the participant.

The following table sets forth information with regard to the Commerce Corp SERP for each of the persons named in the Summary Compensation Table.

Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit(1) ($) (d)	Payments During Last Fiscal Year ($) (e)
Walter T. Kaczmarek	Heritage Commerce Corp SERP	2	$402,400	0
Lawrence D. McGovern	Heritage Commerce Corp SERP	8	$227,900	0
William J. Del Biaggio, Jr.	Heritage Commerce Corp SERP	13	$128,500	0
Richard Hagarty	Heritage Commerce Corp SERP	4	$143,200	0
Raymond Parker	Heritage Commerce Corp SERP	2	$203,100	0
Kenneth A. Corsello	Heritage Commerce Corp SERP	8	$359,700	0

(1) See consolidated financial statements for the year ended December 31, 2006, footnote 10 for disclosure of assumptions applied in determining the present value of the current accrued benefit.

Management Deferral Plan

In January 2004, Commerce Corp adopted the Heritage Commerce Corp Nonqualified Deferred Compensation Plan for certain executive officers. The plan is intended to be a "top-hat" plan (i.e., an unfunded deferred compensation plan maintained for a select group of management or highly compensated employees) under sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"). The executive may elect to defer up to 100% of any bonus and 50% of any regular salary into the Management Deferral Plan. Amounts deferred are invested in a portfolio of approved investment choices as directed by the executive. Under the Management Deferral Plan, Commerce Corp may make discretionary contributions for the executive, but has not done so. Amounts deferred by executives to the plan will be distributed at a future date they have selected or upon termination of employment. The executive can select a distribution schedule of up to fifteen years. To date, none of the Commerce Corp executive officers have elected to participate in the plan.

Director Fees and Director Fee Deferral Plan

During 2006, the outside directors of Heritage Commerce Corp received a monthly retainer of $2,000 per month. In addition, each outside director received $800 per committee meeting attended in person and $400 for each committee meeting attended by telephone. Each committee chair received in addition a $2,500 annual retainer. The outside directors were also entitled to bi-annual grants of 6,000 to 8,000 stock options as determined by the Compensation Committee. The options are granted pursuant to the 2004 Stock Option Plan. In March 2007, the Compensation Committee and the Board of Directors approved changes to the Board of Directors' compensation effective April 1, 2007. Each Board member will receive an annual retainer of $27,000. The Chairman of the Board's various committees will receive an additional retainer, as follows:

Audit Committee, Investment Committee and Loan Committee	$3,500
Compensation Committee	$3,000
All other committees	$2,500

The Chairman of the Board will receive an additional retainer of $8,500.

Committee members and committee chairman will also receive meeting fees for each meeting attended, as follows:

	Chairman	Full Meeting	Telephonic
Audit Committee, Investment Committee and Loan Committee	$1,100	$1,000	$500
Compensation Committee	$1,000	$ 900	$450
All other committees	$ 900	$ 800	$400

Directors will also be entitled to annual grants of stock options as follows:

Board Chairman	4,500 - 5,500
Committee Chairman	3,500 - 4,500
Board members (non-chairman)	3,000 - 4,000

Directors may defer their fees through a deferred compensation program ("Deferral Plan"). Under the Deferral Plan, a participating director may defer up to 100% of his or her board fees into the Deferral Plan for up to ten years from the date of the first deferral. Amounts deferred earn interest at the rate of 8% per annum. The director may elect a distribution schedule of up to ten years, with interest accruing (at the same 8%) on the declining balance. A participating director is eligible to begin receiving benefits upon retirement.

Commerce Corp has purchased life insurance policies on the lives of directors who participate in the Deferral Plan. It is expected that the earnings on these policies will offset the cost of the program. In addition, Commerce Corp will receive death benefit payments upon the death of the director. The proceeds will permit Commerce Corp to "complete" the Deferral Plan as the director originally intended if the director dies prior to the completion of the Deferral Plan. The disbursement of deferred fees is accelerated at death and commences one month after the director dies. In the event of the director's disability prior to attainment of his benefit eligibility date, the director may request that the Board permit him to receive an immediate disability benefit equal to the annualized value of the director's deferral account.

To date, two of the directors are currently deferring their fees. For the years 2004, 2005 and 2006, Commerce Corp accrued expenses of $75,000, $75,000, and $79,000, respectively, to account for its obligation to pay deferred fees.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Options Awards ($) (d)(1)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Othe· Compensation ($) (g)	Total ($) (h)
Frank G. Bisceglia(2)	$50,900	—	$24,882	—	$19,600	—	$95,382
James R. Blair(3)	$44,692	—	$24,882	—	$10,400	—	$79,974
Jack W. Conner(4)	$36,900	—	$24,882	—	$ 7,300	—	$69,082
Robert T. Moles(5)	$40,000	—	$24,882	—	$ 7,800	—	$72,682
Louis ("Lon") O. Normandin(6)	$43,200	—	$24,882	—	$12,300	—	$80,382
Jack L. Peckham(7)	$34,100	—	$24,882	—	$18,100	—	$77,082
Humphrey P. Polanen(8)	$33,700	—	$24,882	—	$16,100	—	$74,682
Charles J. Toeniskoetter(9)	$38,900	—	$24,882	—	$13,700	—	$77,482
Ranson W. Webster(10)	$34,100	—	$24,882	—	$10,500	—	$69,482

(1) Each of our non-employee directors was granted 3,300 shares of stock options under the Commerce Corp 2004 Stock Option Plan on August 3, 2006 at an exercise price of $23.85 (the fair market value of the shares on the date of grant). The options vest daily over 4 years beginning August 3, 2006 and have term of 10 years.

(2) Holds 28,150 outstanding shares of stock options under the Commerce Corp 1994 and 2004 Stock Option Plans with an average exercise price of $11.86 at December 31, 2006.

(3) Holds 13,300 outstanding stock options under the Commerce Corp 1994 and 2004 Stock Option Plans with an average exercise price of $14.10 at December 31, 2006.

(4) Holds 13,300 outstanding stock options under the Commerce Corp 1994 and 2004 Stock Option Plans with an average exercise price of $19.14 at December 31, 2006.

(5) Holds 13,300 outstanding stock options under the Commerce Corp 1994 and 2004 Stock Option Plans with an average exercise price of $19.14 at December 31, 2006.

(6) Holds 4,695 outstanding stock options under the Commerce Corp 1994 and 2004 Stock Option Plans with an average exercise price of $21.86 at December 31, 2006.

(7) Holds 28,150 outstanding stock options under the Commerce Corp 1994 and 2004 Stock Option Plans with an average exercise price of $11.86 at December 31, 2006.

(8) Holds 23,200 outstanding stock options under the Commerce Corp 1994 and 2004 Stock Option Plans with an average exercise price of $13.27 at December 31, 2006.

(9) Holds 20,800 outstanding stock options under the Commerce Corp 1994 and 2004 Stock Option Plans with an average exercise price of $12.24 at December 31, 2006.

(10) Holds 13,300 outstanding stock options under the Commerce Corp 1994 and 2004 Stock Option Plans with an average exercise price of $17.26 at December 31, 2006.

Compensation Committee Report

We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in the Heritage Commerce Corp 2007 Annual Meeting of Shareholders Schedule 14A Proxy Statement, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy Statement"). Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Heritage Commerce Corp Proxy Statement.

Compensation and Benefits Committee

Frank G. Bisceglia
Robert T. Moles
Jack L. Peckman, Committee Chair
Ranson W. Webster

PERFORMANCE GRAPH

The following graph compares the stock performance of Commerce Corp from December 31, 2001 to December 31, 2006, to the performance of several specific industry indices. The performance of the S&P 500 index, Nasdaq Stock Index and Nasdaq Bank Stocks were used as comparisons to Commerce Corp's stock performance. Management believes that a performance comparison to these indices provides meaningful information and has therefore included those comparisons in the following graph.



Heritage Commerce Corp.*
S&P 500*
NASDAQ - Total US*
NASDAQ Bank Index*
Index Value
350
300
250
200
150
100
50
0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Heritage Commerce Corp*	100.00	102.29	135.23	194.74	200.76	221.31
S&P 500*	100.00	76.63	96.85	105.56	108.73	123.54
NASDAQ - Total US*	100.00	68.47	102.72	111.54	113.07	123.84
NASDAQ Bank Index*	100.00	104.42	135.67	150.58	144.06	159.92

* Source: SNL Financial Bank Information Group—(434) 977-1600

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by Heritage Commerce Corp's Board of Directors (Board), the Heritage Commerce Corp Audit Committee (Committee) assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of Commerce Corp. During fiscal 2006, the Committee met 6 times, and the Committee chair, as representative of the Committee, discussed the interim financial information contained in each quarterly earnings announcement with the CFO, controller and independent auditors prior to public release.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and Commerce Corp that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of Commerce Corp's internal controls and the internal audit functions, organization, responsibilities, budget and staffing. The Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risks.

The Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Committee also discussed the results of the internal audit examinations.

The Committee reviewed the audited financial statements of Commerce Corp as of and for fiscal year ended December 31, 2006 with management and the independent auditors. Management has the responsibility for the preparation of Commerce Corp's financial statements and the independent auditors have the responsibility for auditing those statements.

Based on the above-mentioned review and discussion with management and the independent auditors, the Committee recommended to the Board that Commerce Corp's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission.

Heritage Commerce Corp
Audit Committee

Jack W. Conner
Humphrey P. Polanen, Chairman
Louis ("Lon") O. Normandin
Jack L. Peckham

March 13, 2007

The Audit Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Act of 1934, and shall not otherwise be deemed filed under these acts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee appointed Crowe Chizek and Company LLP ("Crowe Chizek") as its independent registered public accounting firm to conduct the audit of Commerce Corp's consolidated financial statements for the year ended December 31, 2006. A representative of Crowe Chizek is expected to be present at the Annual Meeting of Shareholders to respond to questions and to make a statement if so desired.

Independent Registered Public Accounting Firm Fees

The following table summarizes the aggregate fees billed to Heritage Commerce Corp by its independent auditor:

Category of Services	Fiscal Year 2006(1)	Fiscal Year 2005(2)
Audit Fees(3)	$466,200	$505,000
Audit-Related Fees(4)	29,000	54,000
Tax Fees(5)	66,675	88,000
All Other Fees(6)	44,450	0
Total Accounting Fees	$606,325	$647,000

(1) Fees billed by Crowe Chizek and Company LLP.

(2) Fees billed by Crowe Chizek and Company LLP and Deloitte & Touche LLP.

(3) Fees for audit services for 2006 and 2005 consisted of the audit of Commerce Corp's annual financial statements, review of financial statements included in Commerce Corp's Quarterly Reports on Form 10-Q, consents and other services related to SEC matters, and the attestation related to management's assertion on the effectiveness of Commerce Corp's financial reporting controls as required by section 404 of the Sarbanes-Oxley Act Of 2002.

(4) Fees for audit related services for 2006 and 2005 consisted of financial accounting and reporting consultations and audits of the financial statements of Commerce Corp's employee benefit plans.

(5) Fees for tax services for 2006 and 2005 consisted of tax compliance and tax planning and advice.

- Fees for tax compliance services totaled $56,250 and $84,000 in 2006 and 2005, respectively. Tax compliance services are those rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings. Such services consisted primarily of federal and state income tax return assistance and assistance with tax credits.
- Fees for tax planning and advice services totaled $10,425 and $4,000 in 2006 and 2005, respectively. Tax planning and advice services are generally those rendered with respect to proposed transactions. The fees for 2006 related to the proposed acquisition of Diablo Valley Bank. For 2005, such services consisted of planning related to bank owned life insurance, certain tax credits and deferred compensation planning.

(6) Fees for all other services in 2006 consisted of consultation services regarding the proposed acquisition of Diablo Valley Bank, including assistance with due diligence, and consultation with management on various other accounting matters.

The ratio of tax planning and advice fees and all other fees to audit fees, audit related fees and tax compliance fees was 10% and 1.0% for 2006 and 2005, respectively.

In considering the nature of the services provided by the independent registered public accounting firm, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent registered public accounting firm and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Approval Policy

The services performed by the independent registered public accounting firm in 2006 and 2005 were approved in accordance with the approval policies and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the "Disclosure Categories") that the independent registered public accounting firm may perform. The policy requires a description of the services expected to be performed by the independent registered public accounting firm in each of the Disclosure Categories be presented to the Audit Committee for approval.

Services provided by the independent auditors were approved following the policies and procedures of the Audit Committee.

Any requests for audit, audit-related, tax, and other services not previously approved must be submitted to the Audit Committee for specific approval and cannot commence until such approval has been granted. Normally, approval is provided at regularly scheduled meetings. However, the authority to grant specific approval between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted specific approval.

OTHER BUSINESS

If any matters not referred to in this Proxy Statement come before the meeting, including matters incident to the conduct of the meeting, the proxy holders will vote the shares represented by proxies in accordance with their best judgment. Management is not aware of any other business to come before the meeting and, as of the date of the preparation of this Proxy Statement, no shareholder has submitted to management any proposal to be acted upon at the meeting.

SHAREHOLDER PROPOSALS

Under certain circumstances, shareholders are entitled to present proposals at shareholders' meetings, provided that the proposal is presented in a timely manner and in a form that complies with applicable regulations. Any shareholder proposals intended to be presented for consideration at the 2008 Annual Meeting of Shareholders, and to be included in Commerce Corp's Proxy Statement for that meeting under SEC Rule 14a-8, must be received by Commerce Corp for inclusion in the proxy statement and form of proxy for that meeting no later than December 11, 2007 in a form that complies with applicable regulations. If the date of next year's Annual Meeting is moved more than 30 days before or after the anniversary of this year's Annual Meeting, the deadline for inclusion is instead a reasonable time before Commerce Corp begins to print and mail.

For a shareholder proposal to be presented at the Annual Meeting that is not intended to be included in the Commerce Corp proxy statement under SEC Rule 14a-8, the proposal must be submitted at least forty-five days before the date this proxy statement and form of proxy is first mailed to shareholders. If the date of next year's Annual Meeting is more than 30 days before or after the anniversary of this year's Annual Meeting the deadline for submitting a proposal is instead a reasonable time before Commerce Corp begins to print and mail its proxy materials.

A copy of Commerce Corp's annual report on Form 10-K (excluding exhibits) is being sent to shareholders along with this Proxy Statement. The Form 10-K is also available on our website: www.heritagecommercecorp.com. To obtain an additional copy without charge, please contact Rebecca Levey at (408) 947-6900.

HERITAGE COMMERCE CORP

Rebecca A. Levey

Rebecca A. Levey
Corporate Secretary

San Jose, California
April 6, 2007

EXHIBIT A

HERITAGE COMMERCE CORP

AUDIT COMMITTEE CHARTER

(As adopted/amended by the Board of Directors on March 15, 2005)

I. *PURPOSE*

The purpose of the Audit Committee of the Board of Directors of Heritage Commerce Corp is to (A) assist Board oversight of (a) the integrity of Commerce Corp's financial statements, (b) Commerce Corp's compliance with legal and regulatory requirements, (c) the independent auditor's qualifications and independence, and (d) the performance of Commerce Corp's internal audit function and independent auditors, and (B) prepare the report that the rules of the Securities and Exchange Commission ("SEC" or "Commission") require be included in Commerce Corp's annual Proxy Statement.

II. *RESPONSIBILITIES OF AUDIT COMMITTEE*

The Audit Committee has the specific responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to: (i) registered public accounting firms, (ii) complaints relating to accounting, internal accounting controls or auditing matters, (iii) authority to engage advisors, and (iv) funding as determined by the Audit Committee, all as described in more detail in the provisions of this Charter.

The Board of Directors recognizes that Commerce Corp's management is responsible for preparing Commerce Corp's financial statements and providing an appropriate system of internal controls, and that independent auditors are responsible for auditing the financial statements and reviewing Commerce Corp's internal controls. In fulfilling these responsibilities, the independent auditors are ultimately accountable to the Audit Committee and management is ultimately accountable to the Audit Committee and the Board of Directors.

Nothing in this Charter should be construed to imply that the Audit Committee is required to provide or does provide any assurance or certification as to Commerce Corp's financial statements or as to its compliance with laws, rules or regulations.

In order to fulfill its oversight responsibility, the Audit Committee must be capable of conducting free and open discussions with management, internal and independent auditors, employees and others regarding the quality of the financial statements and the system of internal controls.

The specific duties of the Audit Committee shall be as follows:

Independent Auditors

1. Appoint independent auditors, subject, if appropriate, to shareholder ratification, and review and evaluate their performance throughout the year. The evaluation should include the review and evaluation of the lead partner of the independent auditor. In making its evaluation, the audit committee should take into account the opinions of management and Commerce Corp's internal auditors.

2. Replace independent auditors where the Committee deems it appropriate.

3. Review and approve fee arrangements for independent auditors.

4. Ensure the auditor's independence by:

(i) requiring that the auditors annually submit to the Audit Committee a formal written statement delineating all relationships between the auditors and Commerce Corp;

(ii) actively engaging in a dialogue with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence, including the matters required by Independence Standards Board Standard No. 1 Independence Discussions with Audit Committees (as it may be modified or supplemented);

(iii) reviewing any relationships between the auditors and Commerce Corp, or any other relationship, that may adversely affect the auditors' independence;

(iv) reviewing and approving any management consulting engagements or any other non-audit services proposed to be undertaken by such auditors on behalf of Commerce Corp; and

(v) setting clear policies defining the circumstances under which Commerce Corp is permitted to hire former employees of the independent auditors.

5. Annually require the auditors to confirm in writing their understanding of the fact that they are ultimately accountable to the Audit Committee.

6. Annually review the auditors' proposed audit plan and approach, as well as staffing and timing of the audit and related matters.

7. Review, at least annually, the auditor's report on its internal quality controls and any material issues and the steps taken and to be taken to deal with issues raised by the independent auditor's internal quality review, peer review, or inquiry by governmental or professional organizations, at any time within the past five years.

8. Obtain from management, review and approve a description of issues and responses whenever a second opinion is proposed by management to be sought from another outside accountant.

9. Require the auditors to rotate every five years the lead or coordinating audit partner in charge of Commerce Corp's audit and the audit partner responsible for reviewing the audit.

10. Periodically consider the advisability of rotating the independent audit firm to be selected as Commerce Corp's independent auditors. The audit committee should present its conclusions with respect to the independent auditors to the full Board.

Financial Statements

11. Review major issues regarding accounting principles and financial statement presentations, including:

(i) any significant changes in Commerce Corp's selection or application of accounting principles;

(ii) any major issues as to the adequacy of Commerce Corp's internal controls and any special audit steps adopted in light of material control deficiencies;

(iii) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(iv) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Commerce Corp; and

(v) the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information), as well as review any financial information and earnings guidance provided to analysts and rating agencies.

12. Require Commerce Corp's auditors to timely report to the Committee:

(i) all critical accounting policies and practices to be used;

(ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the issuer, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and

(iii) other material written communications between the registered public accounting firm and the management of the issuer, such as any management letter or schedule of unadjusted differences.

13. Reviewing all off-balance sheet transactions for compliance with applicable accounting rules and legal disclosure rules.

14. Conduct with the independent auditors a post-audit, pre-issuance review of Commerce Corp's annual financial statements, the auditors' opinion thereon, and any problems, difficulties or disagreements with management encountered by the auditors during the course of the audit, and management's response, including reviewing with the auditors:

(i) any restrictions on the scope of the independent auditors' activities or on access to requested information;

(ii) any accounting adjustments that were noted or proposed by the auditors but were "passed" (as immaterial or otherwise);

(iii) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement;

(iv) any "management" or "internal control" letter issued, or proposed to be issued, by the auditors to Commerce Corp; and

(v) the responsibilities, budget and staffing of Commerce Corp's internal audit function.

15. Discuss the quarterly and annual financial statements with the appropriate officers and/or employees of Commerce Corp and with the independent auditors, including Commerce Corp's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

16. Discuss with the auditors the matters required to be discussed by relevant auditing standards, including the quality, and not just the acceptability, of the accounting principles and underlying estimates used in the statements.

17. If the Committee finds the annual financial statements acceptable, to recommend to the Board of Directors that they be included in Commerce Corp's annual report on Form 10-K.

18. Prepare a report to the shareholders of Commerce Corp in each Proxy Statement, as required by the rules of the SEC.

19. Review and discuss with Commerce Corp's financial management and the independent auditors the quarterly earnings releases (paying particular attention to any use of "pro forma," or "adjusted" or other non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies.

20. Review the schedule of unrecorded adjustments to Commerce Corp's financial statements and the reasons underlying Commerce Corp's assessment of the immateriality of such adjustments.

21. Review prior to publication or filing and approve such other Company financial information, including appropriate regulatory filings and releases that include financial information, as the Committee deems desirable.

Internal Accounting and Control Functions

22. Review the adequacy of Commerce Corp's system of internal accounting and financial control.

23. Annually review the quality of internal accounting and financial control, the auditors' report or opinion thereon and any recommendations the auditors may have for improving or changing Commerce Corp's internal controls, as well as management's letter in response thereto and any other matters required to be discussed under Statement of Auditing Standards No. 61 (as it may be modified or supplemented).

24. Discuss policies with respect to Commerce Corp's risk assessment and risk management, and review Commerce Corp's major financial risk exposures and the steps management has taken and proposes to take to monitor and control such exposures. Oversee Commerce Corp's Risk Management Steering Committee.

25. Appoint and evaluate Commerce Corp's Senior Vice President, Audit Liaison Officer.

26. Review and approve the budgets and staffing for the Internal Audit Department.

27. Annually review the results of the Internal Audit Department's reviews and audits.

28. Review for approval all related party transactions for potential conflict of interest situations. The term "related party transaction" shall refer to transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404.

29. Review proposed future internal audit plans.

III. *REPORTING RESPONSIBILITIES*

30. Regularly report its activities, concerns, conclusions and recommendations to the Board of Directors, reviewing with the Board any issues that arise with respect to the quality or integrity of Commerce Corp's financial statements, Commerce Corp's compliance with legal or regulatory requirements, the performance and independence of Commerce Corp's independent auditors, or the performance of the internal audit function.

IV. *AUTHORITY OF COMMITTEE*

31. The Audit Committee and each of its members may communicate directly and/or privately with Commerce Corp's directors, officers, employees, consultants, agents, internal auditors, independent auditors, attorneys-in-fact, counsel and advisors, and any and all third parties, and require the full cooperation of all such persons, in the performance of the Committee's functions.

32. The Committee may cause an investigation to be made into any matter within the scope of its responsibilities under this Charter as the Committee deems necessary, or as otherwise authorized, requested or directed by the Board of Directors. The Committee may require Company personnel to assist in any such investigation, and may engage independent resources to assist in such investigations as it deems necessary.

33. The Chair of the Audit Committee is authorized and empowered to expend corporate funds to retain and secure independent auditors for Commerce Corp and such consultants, advisors, attorneys, investigatory services or other expert advice and assistance, and to fund ordinary administrative expenses of the Audit Committee, as are necessary or appropriate to carry out its duties under these resolutions and this Charter, including the authority and power to sign, execute and deliver any and all such checks, drafts, vouchers, receipts, notes, documents, contracts and any other instruments whatsoever, as he or she shall deem appropriate, in the name and on behalf of Commerce Corp.

V. *COMMITTEE MEMBERSHIP*

34. The membership of the Audit Committee shall consist of three or more directors, each of whom shall:

(i) have been appointed by the Board of Directors; and

(ii) have been determined by the Board of Directors to fulfill the requirements for membership on the Committee as provided in the federal securities laws, the rules of the SEC thereunder and the rules of NASDAQ, as such provisions may be amended from time to time.

35. No member of the Audit Committee, including the Chair, may simultaneously serve on the audit committee of more than two other corporations besides Commerce Corp, unless the Board of Directors determines that such simultaneous service would not impair the director's ability to effectively serve on Commerce Corp's Audit Committee and such determination is disclosed in Commerce Corp's Proxy Statement relating to its annual meetings of shareholders.

36. The Board of Directors reserves all authority permitted under the rules of the Commission and the relevant listing authority in connection with any matter referred to in this Charter, including but not limited to the determination of independence of Audit Committee members.

VI. *MEETINGS*

37. The Audit Committee shall meet as often as necessary to fulfill its functions as determined by the Committee, but no less than four times annually.

38. At least quarterly, the Committee shall hold separate, private meetings without other members of management present, with each of Commerce Corp's Chief Financial Officer, counsel, Controller, Vice President, Audit Liaison Officer, Compliance Officer, and Commerce Corp's independent auditor; and, each such person shall have free and direct access to the Committee and any of its members.

39. Prior to the beginning of each fiscal year, the Chair shall draft a proposed schedule of the Committee's activities for the coming year, and the times at which such activities shall occur, including preliminary agendas for each proposed meeting of the Committee, which shall be submitted to the Committee for its review and approval, with such changes as the Committee shall determine to be appropriate.

40. Each Committee member is required to attend at least 75 percent of the aggregate of (1) the total number of meetings of the Board of Directors of Commerce Corp (held during the period for which he or she has been a director) and (2) the total number of meetings held by all committees of the Board on which he or she served (during the periods that he or she served), including but not limited to meetings of the Audit Committee.

VII. *COMPLAINTS*

41. All complaints received by the Committee relating to accounting, internal accounting controls or auditing matters shall be retained and reviewed by the Committee. Upon receipt of a complaint, the Chair of the Committee shall assign the complaint to any one or more members of the Committee (including the Chair) for preliminary review, and may authorize the use or engagement of such counsel, accountants, investigators or other assistance as the Chair, in the exercise of his or her discretion, shall determine to be appropriate under the circumstances.

42. Management shall retain the original of all such complaints until further notice by the Committee.

43. At least annually, management shall ensure that each employee of Commerce Corp is advised in writing (including by any form of electronic transmission which provides the employee the ability to reproduce a written copy of such transmission) that he or she may submit, on a confidential and anonymous basis, complaints regarding accounting, internal accounting controls, or auditing matters and concerns regarding questionable accounting or auditing matters. The advice shall include the name and business address of the Chair of the Committee and shall inform employees that they should direct their complaints to the Chair, in writing, at such address.

VIII. *ANNUAL PERFORMANCE EVALUATION OF THE COMMITTEE*

44. The Committee shall conduct an annual self-evaluation of its performance focusing on the quality of the Committee's review of:

(i) major issues regarding accounting principles and financial statement presentations, including any significant changes in Commerce Corp's selection or application of accounting principles, and major issues as to the adequacy of Commerce Corp's internal controls and any special audit steps adopted in light of material control deficiencies;

(ii) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Commerce Corp; and

(iv) earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies.

IX. *AUDIT COMMITTEE FINANCIAL EXPERT*

45. The Board of Directors has determined that Mr. Jack W. Conner has: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions.

X. *GENERAL*

46. Annually review this Audit Committee Charter, and any provisions of Commerce Corp's Bylaws which refer to the Audit Committee, and propose to the Board of Directors necessary or appropriate revisions.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

Commission file number 000-23877

Heritage Commerce Corp

(Exact name of Registrant as Specified in its Charter)

California	**77-0469558**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*

150 Almaden Boulevard
San Jose, California 95113
(Address of Principal Executive Offices including Zip Code)

(408) 947-6900
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, no par value	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is an large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the stock held by non-affiliates of the Registrant, based upon the closing price of its common stock as of June 30, 2006 ($24.69 per share), as reported on the Nasdaq Global Select Market, was approximately $258 million.

As of February 12, 2007, there were 11,658,109 shares of the Registrant's common stock (no par value) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENTS INCORPORATED	PARTS OF FORM 10-K INTO WHICH INCORPORATED
Definitive proxy statement for the Company's 2007 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year ended December 31, 2006.	Part III

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HERITAGE COMMERCE CORP

INDEX TO ANNUAL REPORT ON FORM 10-K
For Year Ended December 31, 2006

PART I

ITEM 1 — *BUSINESS*

Discussions of certain matters in this Report on Form 10-K may constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words such as "believe", "expect", "intend", "anticipate", "estimate", "project", "assume," "plan," "predict," "forecast" or similar expressions. These forward-looking statements relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, potential future performance, potential future credit experience, perceived opportunities in the market, and statements regarding the Company's mission and vision. The Company's actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements due to a wide range of factors. The factors include, but are not limited to changes in interest rates, reducing interest margins or increasing interest rate risk, general economic conditions nationally or in the State of California, legislative and regulatory changes adversely affecting the business in which the Company operates, monetary and fiscal policies of the US Government, real estate valuations, the availability of sources of liquidity at a reasonable cost, competition in the financial services industry, the occurrence of events such as the terrorist acts of September 11, 2001, and other risks. All of the Company's operations and most of its customers are located in California. In addition, acts and threats of terrorism or the impact of military conflicts have increased the uncertainty related to the national and California economic outlook and could have an effect on the future operations of the Company or its customers, including borrowers. See Item 1A — Risk Factors for further discussion of factors that could cause actual results to differ from forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

General

Heritage Commerce Corp (the "Company") is registered with the Board of Governors of the Federal Reserve System ("FRB") as a Bank Holding Company under the Bank Holding Company Act ("BHCA"). The Company was organized in 1997 to be the holding company for Heritage Bank of Commerce ("HBC"). Subsequent to 1997, the Company became the holding company for Heritage Bank East Bay ("HBEB"), Heritage Bank South Valley ("HBSV"), and Bank of Los Altos ("BLA"). On January 1, 2003, HBEB, HBSV, and BLA were merged into Heritage Bank of Commerce. The former HBEB, HBSV, and BLA now operate as branch offices of HBC and continue to serve their local markets.

The Company's only other direct subsidiaries are Heritage Capital Trust I (formed 2000), Heritage Statutory Trust I (formed 2000), Heritage Statutory Trust II (formed 2001) and Heritage Statutory Trust III (formed 2002) (collectively, "Subsidiary Trusts"), which were formed solely to facilitate the issuance of capital trust pass-through securities to enhance regulatory capital and liquidity. Pursuant to FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), the Subsidiary Trusts are not reflected on a consolidated basis in the financial statements of the Company.

The Company's principal source of income is dividends from HBC. The expenditures of the Company, including (but not limited to) the payment of dividends to shareholders, if and when declared by the Board of Directors, the cost of servicing debt, legal fees, audit fees, and shareholder costs will generally be paid from dividends paid to the Company by HBC.

At December 31, 2006, the Company had consolidated assets of $1.04 billion, deposits of $847 million and shareholders' equity of $123 million. The Company's liabilities include $24 million in debt obligations due to the Subsidiary Trusts related to capital trust pass-through securities issued by those entities.

The Internet address of the Company's website is "http://www.heritagecommercecorp.com." The Company makes available free of charge through the Company's website, the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports. The Company makes these reports available on its website on the same day they appear on the SEC's website.

Heritage Bank of Commerce

Heritage Bank of Commerce ("HBC") is a California state-chartered bank headquartered in San Jose, California. It was incorporated in November 1993 and opened for business in January 1994. HBC is a multi-community independent bank that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees residing in Santa Clara, Alameda and Contra Costa counties in California. We operate nine full service branch offices throughout this geographic footprint. The locations of HBC's current offices are:

San Jose:	Administrative Office Main Branch 150 Almaden Boulevard
Los Gatos:	Branch Office 15575 Los Gatos Boulevard
Fremont:	Branch Office 3077 Stevenson Boulevard
Danville:	Branch Office 310 Hartz Avenue
Morgan Hill:	Branch Office 18625 Sutter Boulevard
Gilroy:	Branch Office 7598 Monterey Street
Los Altos:	Branch Office 369 S. San Antonio Road
Los Altos:	Branch Office 4546 El Camino Real
Mountain View:	Branch Office 175 E. El Camino Real

HBC's gross loan balances at the end of 2006 totaled $726 million, excluding loans held for sale. HBC's lending activities are diversified and include commercial, real estate, construction loans, and consumer loans. HBC's commercial loans are made for working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and "term loans," with maturities normally ranging from one to five years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest. HBC's commercial loans are centered in locally-oriented commercial activities in markets where HBC has a physical presence through its branch offices and loan production offices.

HBC's real estate term loans consist primarily of loans made based on the borrower's cash flow and are secured by deeds of trust on commercial and residential property to provide a secondary source of repayment. HBC generally restricts real estate term loans to no more than 80% of the property's appraised value or the purchase price of the property, depending on the type of property and its utilization. HBC offers both fixed and floating rate loans. Maturities on such loans are generally restricted to between five and ten years (with amortization ranging from fifteen to twenty-five years and a balloon payment due at maturity); however, SBA and certain other real estate loans that may be sold in the secondary market may be granted for longer maturities.

HBC's real estate land and construction loans are primarily short term interim loans to finance the construction of commercial and single family residential properties. HBC utilizes underwriting guidelines to assess the likelihood of repayment from sources such as sale of the property or permanent mortgage financing prior to making the construction loan.

HBC makes consumer loans for the purpose of financing automobiles, various types of consumer goods, and other personal purposes. Additionally, HBC makes home equity lines of credit available to its clientele. Consumer loans generally provide for the monthly payment of principal and interest. Most of HBC's consumer loans are secured by the personal property being purchased or, in the instances of home equity loans or lines, real property.

We also actively engage in Small Business Administration ("SBA") lending. We have been designated as an SBA preferred Lender since 1999 and HBC is a participant in the SBA's innovative "Community Express" program. HBC regularly makes SBA-guaranteed loans; the guaranteed portion of these loans may be sold in the secondary market depending on market conditions. As of December 31, 2006, the percentage of our total loans guaranteed by the SBA was 5%.

As of December 31, 2006, the percentage of our total loans for each of the principal areas in which we directed our lending activities were as follows: (i) commercial 42%, (ii) real estate secured loans 33%, (iii) construction loans 20%, and (iv) consumer (including home equity) 5%. While no specific industry concentration is considered significant, our lending operations are located in market areas dependent on technology and real estate industries and their supporting companies.

In addition to loans, we offer a wide range of deposit products for retail and business banking markets including checking accounts, interest-bearing transaction accounts, savings accounts, time deposits and retirement accounts. We attract deposits from throughout our market area with a customer-oriented product mix, competitive pricing, and convenient locations. At December 31, 2006 we had 13,000 deposit accounts totaling approximately $847 million, compared to 14,000 deposit accounts totaling approximately $940 million as of December 31, 2005.

We offer a multitude of other products and services to complement our lending and deposit services. These include cashier's checks, traveler's checks, bank-by-mail, ATM, night depository, safe deposit boxes, direct deposit, automated payroll services, electronic funds transfers, on-line banking, and other customary banking services. We currently operate ATM's at four different locations. In addition, we have established a convenient customer service group accessible by toll-free telephone to answer questions and promote a high level of customer service. HBC does not have a trust department.

Recent Developments

Merger Agreement with Diablo Valley Bank.

On February 8, 2007, the Company, HBC and Diablo Valley Bank ("Diablo") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Diablo will merge with and into HBC, with HBC surviving the merger (the "Merger") in a cash and stock transaction valued at approximately $70 million. The Merger Agreement has been unanimously approved by the Boards of Directors of the Company, HBC and Diablo. The Merger is subject to approval by the Diablo shareholders.

Under the terms of the Merger Agreement, the Company will pay a fixed number of 1,732,298 shares of the Company's common stock and an aggregate of $15 million in cash for all of the issued and outstanding shares of Diablo common stock. Each Diablo common shareholder will be entitled to receive at the shareholder's election (subject to certain prorating procedures) cash or the Company's common stock. The per share consideration for each share of Diablo common stock will be calculated by reference to the Company's average closing price over a 20 trading day period ending 5 days before the effective date of the Merger ("Average Closing Price"). Based on the closing price of the Company's common stock of $27.25 on February 8, 2007, the per share consideration would be $24.87. The per share consideration will float within a band of $23.00 to $25.00 if the Average Closing Price is between $24.55 and $27.44. If the Average Closing Price is above $27.44, the per share consideration will be increased to reflect one-third of the increase in the Average Closing Price above $27.44. If the Average Closing Price is below $24.55, the aggregate amount of cash paid in the Merger will be increased to an amount necessary to maintain a minimum per share consideration of $23.00. If the Average Closing Price falls below $23.50, the Company has the right to terminate the Merger Agreement. All Diablo stock options will be terminated at the effective time of the Merger and option holders will receive cash in the amount of the per share consideration minus the exercise price of the option (in the aggregate approximately $8 million). Diablo's issued and outstanding Series A Preferred Stock will be redeemed in full at $32 per share by Diablo prior to the effective time of the Merger (approximately $6.5 million).

The Merger Agreement contains customary representations and warranties of the Company, HBC and Diablo. Consummation of the Merger is subject to certain conditions, including, among others, (i) approval by the Diablo common shareholders, (ii) receipt of certain regulatory approvals, (iii) the filing of a registration statement on Form S-4 to register the Company's common stock to be issued in the Merger with the Securities and Exchange Commission and receipt of the SEC's order that such registration statement is effective, (iv) listing of the Company's common stock to be issued in the Merger with NASDAQ, (v) satisfaction of tangible net worth and customer deposit tests, (vi) redemption of Diablo's Series A Preferred Stock, and (vii) the accuracy of representations and warranties of Diablo, the Company and HBC.

Certain shareholders of Diablo have entered into Shareholder Agreements with the Company pursuant to which they have agreed to vote their Diablo shares in favor of the Merger. The Diablo Board of Directors has agreed to recommend to its shareholders the approval of the Merger. The Merger Agreement provides for the payment of a Termination Fee in the amount of $3,380,000 if the Merger Agreement is terminated by the Company or Diablo under specified circumstances.

On the effective date of the Merger, two members of the Diablo Board of Directors, John J. Hounslow and Mark E. Lefanowicz will be added to the Company and HBC's Board of Directors.

In connection with the Merger Agreement, the Company and/or HBC entered into the following agreements which will become effective upon the effective time of the Merger: (i) a three year employment agreement with James Mayer (the President of Diablo) for annual salaries of $220,000, $240,000 and $250,000 and the grant (subject to approval of the Company's Compensation Committee and Board of Directors) of stock options for 20,000 shares of the Company's common stock pursuant to its 2004 Stock Option Plan, (ii) a consulting agreement with John J. Hounslow (the Chairman of the Board of Diablo) pursuant to which Mr. Hounslow will receive $400,000, and (iii) non-compete agreements with Mr. Mayer and Mr. Hounslow (for which Mr. Hounslow will receive $200,000). Mr. Mayer and Mr. Hounslow have agreed to forego certain severance payments due to them as a result of the Merger in exchange for the Agreements with the Company and HBC.

The transaction is expected to close during the second or third quarter of 2007.

Personnel Changes

On May 5, 2006, Kenneth A. Corsello resigned as the Company's Executive Vice President and Chief Credit Officer.

On May 12, 2006, Richard E. Hagarty was promoted to Executive Vice President and Chief Credit Officer of Heritage Bank of Commerce.

On July 27, 2006, the Company's Board of Directors elected Jack W. Conner as Chairman of the Board, succeeding William Del Biaggio, Jr., who will remain on the Board of Directors as a director and Founding Chairman and will continue serving the Bank as an Executive Vice President.

Correspondent Banks

Correspondent bank deposit accounts are maintained to enable the Company to transact types of activity that it would otherwise be unable to perform or would not be cost effective due to the size of the Company or volume of activity. The Company has utilized several correspondent banks to process a variety of transactions.

Competition

The banking and financial services business in California generally, and in the Company's market areas specifically, is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems, and the consolidation among financial service providers. The Company competes for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than the Company. In order to compete with the other financial service providers, the Company principally relies upon local promotional activities, personal relationships established by officers, directors, and employees with its customers, and specialized services tailored to meet its customers' needs. In those instances where the Company is unable to accommodate a customer's needs, the Company seeks to arrange for such loans on a participation basis with other financial institutions or to have those services provided in whole or in part by its correspondent banks. See Item 1 — *"BUSINESS — Supervision and Regulation."*

Supervision and Regulation

Introduction

Banking is a complex, highly regulated industry. The primary goals of the regulatory scheme are to maintain a safe and sound banking system, protect depositors and the Federal Deposit Insurance Corporation's insurance fund, and facilitate the conduct of sound monetary policy. In furtherance of these goals, Congress and the states have created several largely autonomous regulatory agencies and enacted numerous laws that govern banks, bank holding companies and the financial services industry. Consequently, the growth and earnings performance of the Company and HBC can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statues, regulations and the policies of various governmental regulatory authorities, including the Board of Governors of the Federal Reserve System, ("FRB"), and the California Department of Financial Institutions, ("DFI").

The system of supervision and regulation applicable to financial services businesses governs most aspects of the business of the Company and HBC, including: (i) the scope of permissible business;

(ii) investments; (iii) reserves that must be maintained against deposits; (iv) capital levels that must be maintained; (v) the nature and amount of collateral that may be taken to secure loans; (vi) the establishment of new branches; (vii) mergers and consolidations with other financial institutions; and (viii) the payment of dividends.

From time to time laws or regulations are enacted which have the effect of increasing the cost of doing business, limiting or expanding the scope of permissible activities, or changing the competitive balance between banks and other financial and non-financial institutions. Proposals to change the laws and regulations governing the operations of banks and bank holding companies are frequently made in Congress, in the California legislature and by various bank and other regulatory agencies. Future changes in the laws, regulations or polices that impact the Company and HBC cannot necessarily be predicted, but they may have a material effect on the business and earnings of the Company and HBC.

The Company

General. As a bank holding company, the Company is registered under the Bank Holding Company Act of 1956, as amended, or the BHCA, and is subject to regulation by the FRB. According to FRB policy, the Company is expected to act as a source of financial strength for HBC, to commit resources to support it in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the FRB. The Company is also required to file periodic reports of its operations and any additional information regarding its activities and those of its subsidiaries, as may be required by the FRB.

The Company is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Consequently, the Company and HBC are subject to examination by, and may be required to file reports with, the DFI. Regulations have not yet been proposed or adopted or steps otherwise taken to implement the DFI's powers under this statute.

Bank Holding Company Liquidity. The Company is a legal entity, separate and distinct from HBC. The Company has the ability to raise capital on its own behalf or borrow from external sources. The Company may also obtain additional funds from dividends paid by, and fees charged for services provided to, HBC. However, regulatory constraints on HBC may restrict or totally preclude the payment of dividends by HBC to the Company.

The Company is entitled to receive dividends, when and as declared by HBC's Board of Directors. Those dividends may come from funds legally available for those dividends, as specified and limited by the California Financial Code. Under the California Financial Code, funds available for cash dividends by a California-chartered bank are restricted to the lesser of: (i) the bank's retained earnings; or (ii) the bank's net income for its last three fiscal years (less any distributions to shareholders made during such period). With the prior approval of the DFI, cash dividends may also be paid out of the greater of: (a) the bank's retained earnings; (b) net income for the bank's last preceding fiscal year; or (c) net income of the bank's current fiscal year.

If the DFI determines that the shareholders' equity of the bank paying the dividend is not adequate or that the payment of the dividend would be unsafe or unsound for the bank, the DFI may order the bank not to pay the dividend. Since HBC is an FDIC insured institution, it is also possible, depending upon its financial condition and other factors, that the FDIC could assert that the payment of dividends or other payments might, under some circumstances, constitute an unsafe or unsound practice and thereby prohibit such payments.

Transactions With Affiliates. The Company and any subsidiaries it may purchase or organize are deemed to be affiliates of HBC within the meaning of Sections 23A and 23B of the Federal Reserve Act and the FRB's Regulation W. Under Sections 23A and 23B and Regulation W, loans by HBC to affiliates, investments by them in affiliates' stock, and taking affiliates' stock as collateral for loans to any borrower is limited to 10% of HBC's capital, in the case of any one affiliate, and is limited to 20% of HBC's capital, in the case of all affiliates. In addition, transactions between HBC and other affiliates must be on terms and conditions that are consistent with safe and sound banking practices; in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as defined in the Federal Reserve Act. These restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company, unless the loans are secured by marketable collateral of designated amounts. The Company and HBC are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

Limitations on Business and Investment Activities. Under the BHCA, a bank holding company must obtain the FRB's approval before: (i) directly or indirectly acquiring more than 5% ownership or control of any voting shares of another bank or bank holding company; (ii) acquiring all or substantially all of the assets of another bank; (iii) or merging or consolidating with another bank holding company.

The FRB may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. In approving interstate acquisitions, however, the FRB must give effect to applicable state laws limiting the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institutions in the state in which the target bank is located, provided that those limits do not discriminate against out-of-state depository institutions or their holding companies, and state laws which require that the target bank have been in existence for a minimum period of time, not to exceed five years, before being acquired by an out-of-state bank holding company.

In addition to owning or managing banks, bank holding companies may own subsidiaries engaged in certain businesses that the FRB has determined to be "so closely related to banking as to be a proper incident thereto." The Company, therefore, is permitted to engage in a variety of banking-related businesses. Some of the activities that the FRB has determined, pursuant to its Regulation Y, to be related to banking are: (i) making or acquiring loans or other extensions of credit for its own account or for the account of others; (ii) servicing loans and other extensions of credit; (iii) performing functions or activities that may be performed by a trust company in the manner authorized by federal or state law under certain circumstances; (iv) leasing personal and real property or acting as agent, broker, or adviser in leasing such property in accordance with various restrictions imposed by FRB regulations; (v) acting as investment or financial advisor; (vi) providing management consulting advice under certain circumstances; (vii) providing support services, including courier services and printing and selling MICR-encoded items; (viii) acting as a principal, agent, or broker for insurance under certain circumstances; (ix) making equity and debt investments in corporations or projects designed primarily to promote community welfare or jobs for residents; (x) providing financial, banking, or economic data processing and data transmission services; (xi) owning, controlling, or operating a savings association under certain circumstances; (xii) selling money orders, travelers' checks and U.S. Savings Bonds; (xiii) providing securities brokerage services, related securities credit activities pursuant to Regulation T, and other incidental activities; and (xiv) underwriting dealing in obligations of the U.S., general obligations of states and their political subdivisions, and other obligations authorized for state member banks under federal law.

Additionally, under the Gramm-Leach-Bliley Act of 1999 qualifying bank holding companies making an appropriate election to the FRB may engage in a full range of financial activities, including insurance, securities and merchant banking. The Company has not elected to qualify for these financial activities.

Federal law prohibits a bank holding company and any subsidiary banks from engaging in certain tie-in arrangements in connection with the extension of credit. Thus, for example, HBC may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer must obtain or provide some additional credit, property or services from or to HBC other than a loan, discount, deposit or trust services; (ii) the customer must obtain or provide some additional credit, property or service from or to the Company or any subsidiaries; or (iii) the customer must not obtain some other credit, property or services from competitors, except reasonable requirements to assure soundness of credit extended.

The FRB also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations.

Capital Adequacy. Bank holding companies must maintain minimum levels of capital under the FRB's risk-based capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

The FRB's risk-based capital adequacy guidelines, discussed in more detail below in the section entitled "SUPERVISION AND REGULATION — HBC — Regulatory Capital Guidelines," assign various risk percentages to different categories of assets, and capital is measured as a percentage of risk assets. Under the terms of the guidelines, bank holding companies are expected to meet capital adequacy guidelines based both on total risk assets and on total assets, without regard to risk weights.

The risk-based guidelines are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual organizations. For example, the FRB's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Moreover, any banking organization experiencing or anticipating significant growth or expansion into new activities, particularly under the expanded powers under the Gramm-Leach-Bliley Act, would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

Limitations on Dividend Payments. The California General Corporation Law prohibits the Company from paying dividends on the Common Stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities. Additionally, the FRB's policy regarding dividends provides that a bank holding company should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

The Gramm-Leach-Bliley Act of 1999. On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act") was signed into law. The Financial Services Modernization Act is intended to modernize the banking industry by removing barriers to affiliation among banks, insurance companies, the securities industry and other financial service providers. It provides financial organizations with the flexibility to structure such affiliations through a holding company structure or through a financial subsidiary of a bank, subject to certain limitations. The Financial Services Modernization Act establishes a new type of bank holding company, known as a financial holding company, that may engage in an expanded list of activities that are "financial in nature," which include securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking.

The Company currently meets all the requirements for financial holding company status. However, the Company does not expect to elect financial holding company status unless and until it intends to engage in any of the expanded activities under the Financial Services Modernization Act which require such status. Unless and until it elects such status, the Company will only be permitted to engage in non-banking activities that were permissible for bank holding companies as of the date of the enactment of the Financial Services Modernization Act.

The Financial Services Modernization Act also sets forth a system of functional regulation that makes the FRB the "umbrella supervisor" for holding companies, while providing for the supervision of the holding company's subsidiaries by other federal and state agencies. A bank holding company may not become a financial holding company if any of its subsidiary financial institutions are not well-capitalized or well-managed. Further, each bank subsidiary of the holding company must have received at least a satisfactory Community Reinvestment Financial Services Modernization Act (CRA) rating. The Financial Services Modernization Act also expands the types of financial activities a national bank may conduct through a financial subsidiary, addresses state regulation of insurance, generally prohibits unitary thrift holding companies organized after May 4, 1999 from participating in new financial activities, provides privacy protection for nonpublic customer information of financial institutions, modernizes the Federal Home Loan Bank system and makes miscellaneous regulatory improvements. The FRB and the Secretary of the Treasury must coordinate their supervision regarding approval of new financial activities to be conducted through a financial holding company or through a financial subsidiary of a bank. While the provisions of the Financial Services Modernization Act regarding activities that may be conducted through a financial subsidiary directly apply only to national banks, those provisions indirectly apply to state-chartered banks.

In addition, HBC is subject to other provisions of the *Financial Services Modernization Act*, including those relating to CRA, privacy and safe-guarding confidential customer information, regardless of whether the Company elects to become a financial holding company or to conduct activities through a financial subsidiary of HBC.

The Company and HBC do not believe that the Financial Services Modernization Act has had thus far, or will have in the near term, a material adverse effect on their operations. However, to the extent that it permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The Financial Services Modernization Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that the Company and HBC face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than the Company and HBC.

The Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 ("SOX"), became effective on July 30, 2002, and represents the most far reaching corporate and accounting reform legislation since the enactment of the Securities Act of 1933 and the Exchange Act of 1934. SOX is intended to provide a permanent framework that improves the quality of independent audits and accounting services, improves the quality of financial reporting, strengthens the independence of accounting firms and increases the responsibility of management for corporate disclosures and financial statements.

Sox's provisions are significant to all companies that have a class of securities registered under Section 12 of the Exchange Act, or are otherwise reporting to the SEC (or the appropriate federal banking agency) pursuant to Section 15(d) of the Exchange Act, including the Company (collectively, "public companies"). In addition to SEC rulemaking to implement SOX, The Nasdaq National Market has adopted corporate governance rules intended to allow shareholders to more easily and effectively monitor the performance of companies and directors. The principal provisions of SOX, many of which have been interpreted through regulations released in 2003, provide for and include, among other things: (i) the creation of an independent accounting oversight board; (ii) auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients; (iii) additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer of a public company certify financial statements; (iv) the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement; (v) an increase in the oversight of, and enhancement of certain requirements relating to, audit committees of public companies and how they interact with the Company's independent auditors; (vi) requirements that audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer; (vii) requirements that companies disclose whether at least one member of the audit committee is a "financial expert' (as such term is defined by the SEC) and if not discuss, why the audit committee does not have a financial expert; (viii) expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods; (ix) a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions on non-preferential terms and in compliance with other bank regulatory requirements; (x) disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code; (xi) a range of enhanced penalties for fraud and other violations; and (xii) expanded disclosure and certification relating to an issuer's disclosure controls and procedures and internal controls over financial reporting.

As a result of SOX and its implementing regulations, the Company continues to incur substantial cost to interpret and ensure compliance with the law and its regulations. The Company cannot be certain of the effect, if any, of the foregoing legislation on the business of the Company. Future changes in the laws, regulation, or policies that impact the Company cannot necessarily be predicted and may have a material effect on the business and earnings of the Company.

Heritage Bank of Commerce

General. HBC, as a California-chartered bank which is a member of the Federal Reserve System, is subject to regulation, supervision, and regular examination by the DFI and the FRB. HBC's deposits are insured by the FDIC up to the maximum extent provided by law. The regulations of these agencies govern most aspects of HBC's business and establish a comprehensive framework governing its operations. California law exempts all banks from usury limitations on interest rates.

Regulatory Capital Guidelines. The federal banking agencies have established minimum capital standards known as risk-based capital guidelines. These guidelines are intended to provide a measure of capital that reflects the degree of risk associated with a bank's operations. The risk-based capital guidelines include both a definition of capital and a framework for calculating the amount of capital that must be maintained against a bank's assets and off-balance sheet items. The amount of capital required to be maintained is based upon the credit risks associated with the various types of a bank's assets and off-balance sheet items. A bank's assets and off-balance sheet items are classified under several risk categories, with each category assigned a particular risk weighting from 0% to 100%. The following table sets forth the regulatory capital guidelines and the actual capitalization levels for HBC and the Company as of December 31, 2006:

	Adequately Capitalized	Well Capitalized	HBC	Company (consolidated)
	(greater than or equal to)			
Total risk-based capital	8.00%	10.00%	18.12%	18.39%
Tier 1 risk-based capital ratio	4.00%	6.00%	16.98%	17.25%
Tier 1 leverage capital ratio	4.00%	5.00%	13.35%	13.57%

As of December 31, 2006, management believes that the Company's capital levels met all minimum regulatory requirements and that HBC was considered "well capitalized" under the regulatory framework for prompt corrective action.

To enhance regulatory capital and to provide liquidity, the Company, through unconsolidated subsidiary grantor trusts, issued $23.7 million of trust preferred securities. These securities are currently included in our Tier I capital for purposes of determining the Company's Tier I and total risk-based capital ratios. The FRB has promulgated a modification of the capital regulations affecting trust preferred securities. Under this modification, effective March 31, 2009, the Company will be required to use a more restrictive formula to determine the amount of trust preferred securities that can be included in regulatory Tier I capital. At that time, the Company will be allowed to include in Tier I capital an amount of trust preferred securities equal to no more than 25% of the sum of all core capital elements, which is generally defined as shareholders' equity, less goodwill and any related deferred income tax liability. The regulations currently in effect through December 31, 2008, limit the amount of trust preferred securities that can be included in Tier I capital to 25% of the sum of core capital elements without a deduction for goodwill. Management has determined that the Company's Tier I capital ratios would remain above the "well-capitalized" level had the modification of the capital regulations been in effect at December 31, 2006. Management expects that the Company's Tier I capital ratios will be at or above the existing well capitalized levels on March 31, 2009, the first date on which the modified capital regulations must be applied.

Prompt Corrective Action. The federal banking agencies possess broad powers to take prompt corrective action to resolve the problems of insured banks. Each federal banking agency has issued regulations defining five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under the regulations, a bank shall be deemed to be:

- "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a leverage capital ratio of 5.0% or more, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more, and a leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized";
- "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances);
- "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and
- "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

Banks are prohibited from paying dividends or management fees to controlling persons or entities if, after making the payment the bank would be "undercapitalized," that is, the bank fails to meet the required minimum level for any relevant capital measure. Asset growth and branching restrictions apply to "undercapitalized" banks. Banks classified as "undercapitalized" are required to submit acceptable capital plans guaranteed by its holding company, if any. Broad regulatory authority was granted with respect to "significantly undercapitalized" banks, including forced mergers, growth restrictions, ordering new elections for directors, forcing divestiture by its holding company, if any, requiring management changes, and prohibiting the payment of bonuses to senior management. Even more severe restrictions are applicable to "critically undercapitalized" banks, those with capital at or less than 2%. Restrictions for these banks include the appointment of a receiver or conservator. All of the federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action.

A bank, based upon its capital levels, that is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. At each successive lower capital category, an insured bank is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratios actually warrant such treatment.

In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties. The enforcement of such actions through injunctions or restraining orders may be based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

The DFI, as the primary regulator for state-chartered banks, also has a broad range of enforcement measures, from cease and desist powers and the imposition of monetary penalties to the ability to take possession of a bank, including causing its liquidation.

FDIC Insurance and Insurance Assessments. Banks and thrifts have historically paid varying amounts of premiums for federal deposit insurance depending upon a risk-based system which evaluated the institution's regulatory and capital adequacy ratings. The FDIC operated two separate insurance funds, the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF").

As a result of the Federal Deposit Insurance Reform Act of 2005 (the "FDI Reform Act") and regulations adopted by the FDIC effective as of November 2, 2006: (i) the BIF and the SAIF have been merged into the Deposit Insurance Fund (the "DIF"); (ii) the $100,000 insurance level has been indexed to reflect inflation (the first adjustment for inflation will be effective January 1, 2011 and thereafter adjustments will occur every 5 years); (iii) deposit insurance coverage for retirement accounts has been increased to $250,000, and will also be subject to adjustment every five years; (iv) banks that historically have capitalized the BIF are entitled to a one-time credit which can be used to off-set premiums otherwise due (this addresses the fact that institutions that have grown rapidly have not had to pay deposit premiums); (v) a cap on the level of the DIF has been imposed and dividends will be paid when the DIF grows beyond a specified threshold; and (vi) the previous risk-based system for assessing premiums has been revised.

Prior to January 1, 2007, the FDIC utilized a risk-based assessment system to set semi-annual insurance premium assessments which categorized banks into risk categories based on two criteria,

(1) three capital levels and (2) three supervisory ratings, creating a nine-cell matrix for risk-based assessments. The new assessment system consolidates the previous nine risk categories into four and names them Risk Categories I, II, III and IV. The four new categories will continue to be defined based upon supervisory and capital evaluations. In practice, the subgroup evaluations will generally be based on an institution's composite CAMELS rating assigned to it by the institution's federal supervisor at the end of its examination. The CAMELS rating system is based upon an evaluation of the five critical elements of an institution's operations: Capital adequacy, Asset quality, Management, Earnings, Liquidity, and Sensitivity to risk. This rating system is designed to take into account and reflect all significant financial and operational factors financial institution examiners assess in their evaluation of an institution's performance. The consolidation creates four new Risk Categories as shown in following table:

	Supervisory Subgroup		
Captial Group	**A**	**B**	**C**
1. Well Capitalized	I		III
2. Adequately Capitalized	II		
3. Undercapitalized	III		IV

Within Risk Category I, the new assessment system combines supervisory ratings with other risk measures to differentiate risk. For most institutions, the new assessment system combines CAMELS component ratings with financial ratios to determine an institution's assessment rate. For large institutions that have long-term debt issuer ratings, the new assessment system differentiates risk by combining CAMELS component ratings with those ratings. For large institutions within Risk Category I, initial assessment rate determinations may be modified within limits upon review of additional relevant information. The new assessment system assesses those within Risk Category I that pose the least risk a minimum assessment rate and those that pose the greatest risk a maximum assessment rate that is two basis points higher. An institution that poses an intermediate risk within Risk Category I will be charged a rate between the minimum and maximum that will vary incrementally by institution.

Effective January 1, 2007, the actual assessment rates under this new assessment system are summarized below, expressed in terms of cents per $100 in insured deposits:

Risk Category				
I*				
Minimum	**Maximum**	**II**	**III**	**IV**
5	7	10	28	43

* Rates for institutions that do not pay the minimum or maximum rate vary between these rates.

The FDIC may terminate its insurance of deposits if it finds that HBC has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Money Laundering and Currency Controls. Various federal statutory and regulatory provisions are designed to enhance record-keeping and reporting of currency and foreign transactions. Pursuant to the Bank Secrecy Act, financial institutions must report high levels of currency transactions or face the imposition of civil monetary penalties for reporting violations. The Money Laundering Control Act imposes sanctions, including revocation of federal deposit insurance, for institutions convicted of money laundering.

The International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"), a part of the Patriot Act, authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks and other financial institutions to enhance record-keeping and reporting requirements for certain financial transactions that are of primary money laundering concern. Among its other provisions, IMLAFATA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the Untied States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLAFATA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

The Treasury Department's regulations implementing IMLAFATA mandate that federally-insured banks and other financial institutions establish customer identification programs designed to verify the identity of persons opening new accounts, maintain the records used for verification, and determine whether the person appears on any list of known or suspected terrorists or terrorist organizations.

Community Reinvestment Act ("CRA"). The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low-and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations.

The federal banking agencies have adopted regulations which measure a bank's compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from "outstanding" to a low of "substantial noncompliance." HBC had a CRA rating of "Satisfactory" as of its most recent regulatory examination.

Environmental Regulation. Federal, state and local laws and regulations regarding the discharge of harmful materials into the environment may have an impact on HBC. Since HBC is not involved in any business that manufactures, uses or transports chemicals, waste, pollutants or toxins that might have a material adverse effect on the environment, HBC's primary exposure to environmental laws is through its lending activities and through properties or businesses HBC may own, lease or acquire. Based on a general survey of HBC's loan portfolio, conversations with local appraisers and the type of lending currently and historically done by HBC, management is not aware of any potential liability for hazardous waste contamination that would be reasonably likely to have a material adverse effect on the Company as of December 31, 2006.

Safeguarding of Customer Information and Privacy. The FRB and other bank regulatory agencies have adopted guidelines for safeguarding confidential, personal customer information. These guidelines require financial institutions to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. HBC has adopted a customer information security program to comply with such requirements.

Financial institutions are also required to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to non-affiliated third parties. In general, financial institutions must provide explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required by law, prohibits disclosing such information except as provided in HBC's policies and procedures. HBC has implemented privacy policies addressing these restrictions which are distributed regularly to all existing and new customers of HBC.

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the USA Patriot Act of 2001 (the "Patriot Act"). Enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001, the Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work cohesively to combat terrorism on a variety of fronts. The impact of the Patriot Act on financial institutions of all kinds has been significant and wide ranging. The Patriot Act substantially enhanced existing anti-money laundering and financial transparency laws, and required appropriate regulatory authorities to adopt rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Under the Patriot Act, financial institutions are subject to prohibitions regarding specified financial transactions and account relationships, as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

- to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transactions;
- to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;
- to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and
- to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The Patriot Act also requires all financial institutions to establish anti money laundering programs, which must include, at minimum:

- the development of internal policies, procedures, and controls;
- the designation of a compliance officer;
- an ongoing employee training program; and
- an independent audit function to test the programs.

HBC has incorporated the requirements of the Patriot Act into its operating procedures, and while these requirements have resulted in an additional time burden the financial impact on HBC is difficult to quantify.

Other Aspects of Banking Law. HBC is also subject to federal statutory and regulatory provisions covering, among other things, security procedures, insider and affiliated party transactions, management interlocks, electronic funds transfers, funds availability, and truth-in-savings. There are also a variety of federal statutes which regulate acquisitions of control and the formation of bank holding companies.

EMPLOYEES

At December 31, 2006, the Company had 196 full-time equivalent employees. The Company's employees are not represented by any union or collective bargaining agreement and the Company believes its employee relations are satisfactory.

ITEM 1A — *RISK FACTORS*

In addition to the other information in this Annual Report on Form 10-K, shareholders or prospective investors should carefully consider the following risk factors:

Our profitability is dependent upon the economic conditions of the markets in which we operate. We operate primarily in Santa Clara County, Contra Costa County and Alameda County and, as a result, our financial condition, results of operations and cash flows are subject to changes in the economic conditions in those areas. Our success depends upon the business activity, population, income levels, deposits and real estate activity in these markets. Although our customers' business and financial interests may extend well beyond these market areas, adverse economic conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. While no specific industry concentration is considered significant, our lending operations are located in market areas dependent on technology and real estate industries and their supporting companies. Thus, the Company's borrowers could be adversely impacted by a downturn in these sectors of the economy which could reduce the demand for loans and adversely impact the borrower's ability to repay their loans. Because of our geographic concentration, we are less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

Our growth must be effectively managed and our growth strategy involves risks that may impact our net income. As part of our general growth strategy, we may expand into additional communities or attempt to strengthen our position in our current markets to take advantage of expanding market share by opening new offices. To the extent that we undertake additional office openings, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations for a period of time, which may have an adverse effect on our levels of reported net income, return on average equity and return on average assets. Our current growth strategies involve internal growth from our current offices and the addition of new branch offices over time, so that the additional overhead expenses associated with these openings is absorbed prior to opening other new offices.

We must compete with other banks and financial institutions in all lines of business. The banking and financial services business in our market is highly competitive. Our competitors include large regional banks, local community banks, savings institutions, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions and other non-bank financial service providers. Many of these competitors are not subject to the same regulatory restrictions we are and are able to provide customers with an alternative to traditional banking services. In addition, there is an increased importance on remaining current on technological changes because such technological advances may diminish the importance of depository institutions and financial intermediaries in the transfer of funds between parties. Increased competition in our market and market changes, such as interest rate changes, force management to better control costs in order to absorb any resultant narrowing of our net interest margin, i.e., the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. Without effective management and cost controls, net income may be adversely impacted by changing conditions and competition.

Interest rates and other conditions impact our results of operations. The earnings of most financial institutions depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic, regulatory and competitive factors that influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. Many of these factors are beyond our control. Fluctuations in interest rates affect the demand of customers for our products and services, and we are subject to interest rate risk to the degree that our interest-bearing liabilities re-price or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Given the current volume, mix, and re-pricing characteristics of our interest-bearing liabilities and interest-earning assets, our interest rate spread is expected to increase slightly in a rising rate environment, and decrease slightly in a declining interest rate scenario. However, there are scenarios where fluctuations in interest rates in either direction could have a negative effect on net income. For example, if funding rates rise faster than asset yields in a rising rate environment (i.e., if basis compression occurs), or if we do not actively manage certain loan index rates in a declining rate environment, we would be negatively impacted.

We must effectively manage our credit risk. There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. We attempt to minimize our credit risk through prudent loan application approval procedures, careful monitoring of the concentration of our loans within specific industries and periodic independent reviews of outstanding loans by external parties. However, we cannot assure such approval and monitoring procedures will eliminate these credit risks.

Our allowance for loan losses must be managed to provide a sufficient amount to absorb potential losses in our loan portfolio. We maintain our allowance for loan losses at a level considered adequate by management to absorb potential loan losses. The amount of future loan losses is susceptible to changes in economic, operating and other conditions within our market, which may be beyond our control, and such losses may exceed current estimates. At December 31, 2006, our allowance for loan losses as a percentage of total loans was 1.28%. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, we cannot predict loan losses with certainty, and we cannot assure that our allowance for loan losses will prove sufficient to cover actual loan losses in the future. Loan losses in excess of our allowance may adversely affect our business, financial condition and results of operations. Additional information regarding our allowance for loan losses and the methodology we use to determine an appropriate level of the allowance are located in the "Management's Discussion and Analysis" section included under Item 7 of Part II of this Form 10-K.

Government regulation can result in limitations on our operations. We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Board of Governors of the Federal Reserve System, the California Department of Financial Institutions and the Federal Deposit Insurance Corporation. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business and profitability. Increased regulation could increase our cost of compliance and adversely affect profitability.

Technology is continually changing and we must effectively implement new technologies. The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables us to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market areas. In order to anticipate and develop new technology, we employ a qualified staff of internal information system specialists and consider this area a core part of our business. We do not develop our own software products, but have been able to respond to technological changes in a timely manner through association with leading technology vendors. We must continue to make substantial investments in technology which may affect our net income.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities. The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. We employ external auditors to conduct extensive auditing and testing for any weaknesses in our systems, controls, firewalls and encryption to reduce the likelihood of any security failures or breaches. Although we, with the help of third-party service providers and auditors, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse affect on our financial condition and results of operations.

Our loan portfolio has a large concentration of real estate loans, which involve risks specific to real estate value. Real estate lending (including commercial and construction) is a large portion of our loan portfolio; however, it is within recently established regulatory guidelines based on a percentage of Tier 2 Capital. These categories constitute $382.9 million, or approximately 53% of our total loan portfolio as of December 31, 2006. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. Although a significant portion of such loans is secured by real estate as a secondary form of collateral, adverse developments affecting real estate values in one or more of our markets could increase the credit risk associated with our loan portfolio. Additionally, commercial real estate lending typically involves larger loan principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, we may not be able to realize the amount of security that we anticipated at the time of originating the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition.

Our construction and development loans are based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate and we may be exposed to more losses on these projects than on other loans. At December 31, 2006, residential construction loans, including land acquisition and development, totaled $143.8 million or 20%, of our total loan portfolio. This was comprised of 13% owner-occupied and 87% speculative construction and land loans. Construction, land acquisition and development lending involve additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, speculative construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the completion of the project and the ability of the borrower to sell the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time.

ITEM 1B — *UNRESOLVED STAFF COMMENTS*

None

ITEM 2 — *PROPERTIES*

The main and executive offices of the Company and HBC are located at 150 Almaden Boulevard in San Jose, California 95113, with branch offices located at 15575 Los Gatos Boulevard in Los Gatos, California 95032, at 3077 Stevenson Boulevard in Fremont, California 94538, at 310 Hartz Avenue in Danville, California 94526, at 18625 Sutter Boulevard in Morgan Hill, California 95037, at 7598 Monterey Street in Gilroy, California 95020, at 4546 El Camino Real in Los Altos, California 94022, at 369 S. San Antonio Road in Los Altos, California 94022, and at 175 E. El Camino Real in Mountain View, California 94040.

Main Office

The main offices of Heritage Bank of Commerce are located at 150 Almaden Boulevard in San Jose, California on the first three floors in a fifteen-story Class-A type office building. The first two floors, which consist of approximately 22,417 square feet of office space, were subleased from a non-affiliated third party under a non-cancelable operating lease dated February 12, 1996, as amended. The third floor, which consists of approximately 12,824 square feet of office space, was acquired directly under an office lease dated April 13, 2000, as amended. The current monthly rent payment for the third floor is $27,828 and is subject to annual increases of no more than 3% until August 1, 2009, when it will become fixed at $53,861 until the lease expires on May 31, 2015. The current monthly rent payment for the first two floors is $42,592 until the sublease expires on February 28, 2010; however, after the sublease expires, the first two floors will become part of the direct lease for the third floor, subject to all of the terms and conditions therein, except that the monthly rent will be based on the then prevailing market rate to be determined no later than January 15, 2010. The Company has reserved the right to extend the term of the direct lease for two additional periods of five years each.

In January of 1997, the Company leased approximately 1,255 square feet of office space (referred to as the "Kiosk") located next to the primary operating area at 150 Almaden Boulevard in San Jose,

California to be used for meetings, staff training and marketing events. The current monthly rent payment for this space is $2,723 and is subject to annual increases of no more than 3% until August 1, 2009, when the monthly rent payment will then become fixed at $5,271 until the lease expires on May 31, 2015. The Company has reserved the right to extend the term of the lease for two additional periods of five years each.

Branch Offices

In November of 1997, the Company leased approximately 6,590 square feet of space for a branch office in a stand alone office building located at 3077 Stevenson Boulevard in Fremont, California. The current monthly rent payment for this space is $18,715 and is subject to annual increases of approximately 4% until the lease expires on February 29, 2008. The Company has reserved the right to extend the term of the lease for two additional periods of five years each.

In March of 1999, the Company leased approximately 7,260 square feet of space for a branch office in a one-story multi-tenant office building located at 18625 Sutter Boulevard in Morgan Hill, California. The current monthly rent payment for this space is $11,944 and is subject to adjustment every 36 months, based on the Consumer Price Index of the Labor of Statistics as defined in the lease agreement, until the lease expires on October 31, 2014.

In September of 1999, the Company subleased approximately 2,700 square feet of space for a branch office in a one-story multi-tenant retail center located at 310 Hartz Avenue in Danville, California. The current monthly rent payment for this space is $9,245, and is subject to annual increases of 4% until the lease expires on December 31, 2007.

In December of 2003, the Company leased approximately 1,920 square feet of office space in a one-story stand-alone building located in an office complex at 15575 Los Gatos Boulevard in Los Gatos, California. The current monthly rent payment for this space is $4,930 and is subject to annual increases of 3%, until the lease expires on November 30, 2008. The Company has reserve the right to extend the term of the lease for two additional periods of years each.

In May of 2006, the Company leased approximately 2,505 square feet of space for a branch office on the first floor in a three-story multi-tenant multi-use building located at 7598 Monterey Street in Gilroy, California. The current monthly rent payment for this space is $4,509, and is subject to annual increases of 2% until the lease expires on September 30, 2016. However, as provided for in the lease, the monthly rent payment has been waived until January of 2009 in exchange for a tenant improvement allowance equal to the amount that would have been paid during the free rent period. The Company has reserved the right to extend the term of the lease for two additional periods of five years each.

In February of 1995, the Company leased approximately 7,889 square feet of space for a branch office in a two-story multi-tenant shopping center located at 4546 El Camino Real in Los Altos, California. In October of 2001, the lease was amended to return 795 square feet to the Landlord, leaving 7,094 square feet remaining under the lease. The current monthly rent payment for this space is $16,068 and is subject to annual increases, based on the Consumer Price Index of the Bureau of Labor Statistics as defined in the lease agreement, until the lease expires on September 30, 2008.

In January of 1998, the Company leased approximately 4,840 square feet of space for a branch office in a multi-tenant shopping center located at 175 E. El Camino Real in Mountain View, California. The current monthly rent payment for this space is $13,553 and is subject to annual increases based on the Consumer Price Index of the Bureau of Labor Statistics, as defined in the lease agreement. The lease expires on May 30, 2008; however, the Company has reserved the right to extend the term of the lease for two additional periods of five years each.

In September of 1998, the Company leased approximately 3,471 square feet of space for a branch office in a one-story stand-alone office building located at 369 S. San Antonio Road in Los Altos, California. The current monthly rent payment for this space is $16,626 and is subject to annual increases of 4% until the lease expires on September 30, 2008. The Company has reserved the right to extend the term of the lease for two additional periods of five years each.

Loan Production Offices

In August of 2005, the Company renewed its lease for a loan production office located at 740 Front Street in Santa Cruz, California 95060. The lease covers approximately 1,022 square feet of office space and expires on July 31, 2010. The current monthly rent payment for this space is $1,947 and is subject to annual increases of 3% until the lease expires.

In March of 2006, the Company renewed its lease for a loan production office located at 23 E. Beach Street in Watsonville, California 95076. The lease covers approximately 287 square feet of office space and expires on March 31, 2007. The current monthly rent payment for this space is $330.

In March of 2006, the Company renewed its lease for a loan production office located at 264 Clovis Avenue in Clovis, California 93612. The lease covers approximately 140 square feet of office space and expires on March 31, 2007. The current monthly rent payment for this space is $500.

In January of 2007, the Company leased approximately 225 square feet of office space for a loan production office located at 8788 Elk Grove Boulevard in Elk Grove, California 95624. The current monthly rent payment for this space is $675 until the lease expires on January 31, 2008. The Company has reserved the right to extend the term of the lease for three additional periods of one year each.

In January of 2007, the Company leased approximately 333 square feet of office space for a loan production office located at 2619 Forest Avenue in Chico, California 95928. The current monthly rent payment for this space is $416 until the lease expires on January 31, 2008. The Company has reserved the right to extend the term of the lease for one additional period of one year.

For additional information on operating leases and rent expense, refer to Footnote 9 to the Consolidated Financial Statements following "Item 15 — *Exhibits and Financial Statement Schedules.*"

ITEM 3 — *LEGAL PROCEEDINGS*

The Company is involved in certain legal actions arising from normal business activities. Management, based upon the advice of legal counsel, believes the ultimate resolution of all pending legal actions will not have a material effect on the financial statements of the Company.

ITEM 4 — *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There was no submission of matters to a vote of security holders during the fourth quarter of the year ended December 31, 2006.

PART II

ITEM 5 — *MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS*

Market Information

The Company's Common Stock is listed on the NASDAQ General Select Market under the symbol "HTBK." Management is aware of the following securities dealers which make a market in the Company's Common Stock. Citigroup Global Markets Holdings Inc., FTN Midwest Research Securities Corp., Keefe, Brunette & Woods, Inc., Knight Equity Markets, L.P., Merrill Lynch, Morgan Stanley & Company, Inc., RBC Dain Rauscher Inc., UBS Capital Markets, Goldman Sachs & Co., Citadel Derivatives Markets, Howe Barnes Hoefer & Arnett, and E-Trade Capital Markets. These market makers have committed to make a market for the Company's Common Stock, although they may discontinue making a market at any time. No assurance can be given that an active trading market will be sustained for the Common Stock at any time in the future.

The information in the following table for 2006 and 2005 indicates the high and low closing prices for the Common Stock, based upon information provided by the NASDAQ General Select Market.

Quarter	High	Low	Dividends Paid Per Share
Year ended December 31, 2006:			
Fourth quarter	$27.25	$22.61	$0.05
Third quarter	$24.95	$22.55	$0.05
Second quarter	$25.16	$22.30	$0.05
First quarter	$25.00	$21.08	$0.05
Year ended December 31, 2005:			
Fourth quarter	$22.89	$19.45	$ —
Third quarter	$21.94	$18.38	$ —
Second quarter	$19.24	$17.55	$ —
First quarter	$19.39	$17.65	$ —

As of February 12, 2007, there were approximately 2,500 holders of record of Common Stock. There are no other classes of common equity outstanding.

Dividends

As a bank holding company that currently has no significant assets other than its equity interest in HBC, the Company's ability to declare dividends depends primarily upon dividends it receives from HBC. HBC's dividend practices in turn depend upon legal restrictions, HBC's earnings, financial position, current and anticipated capital requirements, and other factors deemed relevant by HBC's Board of Directors at that time.

The Company declared a $0.06 per share quarterly cash dividend on February 6, 2007. The dividend will be paid on March 15, 2007, to shareholders of record on February 22, 2007.

The Company paid cash dividends totaling $2.36 million, or $0.20 per share in 2006 representing 14% of 2006 earnings. The Company's general dividend policy is to pay cash dividends within the range of typical peer payout ratios, provided that such payments do not adversely affect the Company's financial condition and are not overly restrictive to our growth capacity. However, no assurance can be given that earnings and/or growth expectations in any given year will justify the payment of such a dividend.

During any period in which the Company has deferred payment of interest otherwise due and payable on its subordinated debt securities, it may not make any dividends or distributions with respect to its capital stock (see "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources"). The ability of HBC's Board of Directors to declare cash dividends is also subject to statutory and regulatory restrictions which limit the amount available for cash dividends depending upon the earnings, financial condition and cash needs of HBC, as well as general business conditions. Under California banking law, HBC may declare dividends in an amount not exceeding the lesser of its retained earnings or its net income for the last three years (reduced by dividends paid during such period) or, with the prior approval of the California Commissioner of Financial Institutions, in an amount not exceeding the greatest of (i) the retained earnings of HBC, (ii) the net income of HBC for its last fiscal year, or (iii) the net income of HBC for its current fiscal year. The payment of any cash dividends by HBC will depend not only upon HBC's earnings during a specified period, but also on HBC meeting certain regulatory capital requirements.

The Company's ability to pay dividends is also limited by state corporation law. The California General Corporation Law prohibits the Company from paying dividends on the Common Stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.

Additionally, the FRB's policy regarding dividends provides that a bank holding company should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

The FDIC and the DFI have authority to prohibit a bank from engaging in business practices that are considered to be unsafe or unsound. Depending upon the financial condition of a bank and upon other factors, the FDIC or DFI could assert that payments of dividends or other payments by a bank might be such an unsafe or unsound practice. The FRB has similar authority with respect to a bank holding company.

For regulatory restrictions on payment of dividends by the Company, see Item 1 — "*BUSINESS — Regulation and Supervision — Limitations on Dividends Payments*."

Stock Repurchase Program

In February 2006, the Company's Board of Directors authorized the purchase of up to $10 million of its common stock, which represents approximately 455,000 shares, or 4%, of its outstanding shares at current market price. The share repurchase authorization is valid through June 30, 2007. The Company intends to continue to finance the repurchase of shares using its available cash. Shares may be repurchased by the Company in open market purchases or in privately negotiated transactions as permitted under applicable rules and regulations. The repurchase program may be modified, suspended or terminated by the Board of Directors at any time without notice. The extent to which the Company repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations (including compliance with the Company's "black out" trading policies).

The following table provides information concerning the Company's repurchase of its common stock in 2006.

	As of December 31, 2006
Total Shares Purchased	330,300
Average Per Share Price	$ 23.88
Number of Shares as Part of Announced Plan or Program	330,300
Maximum Amount Remaining for Purchase Under Plan or Program	$2,092,000

ITEM 6 — *SELECTED FINANCIAL DATA*

The following table presents a summary of selected financial information that should be read in conjunction with the Company's consolidated financial statements and notes thereto included under Item 8 — "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

SELECTED FINANCIAL DATA

	AT AND FOR YEAR ENDED DECEMBER 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share amounts and ratios)				
INCOME STATEMENT DATA:					
Interest income	$ 72,957	$ 63,756	$ 50,685	$ 46,447	$ 51,015
Interest expense	22,525	15,907	9,648	10,003	15,237
Net interest income before provision for loan losses	50,432	47,849	41,037	36,444	35,778
Provision for loan losses	(503)	313	666	2,900	2,663
Net interest income after provision for loan losses	50,935	47,536	40,371	33,544	33,115
Noninterest income	9,840	9,423	10,544	10,812	9,684
Noninterest expense	34,268	35,233	39,238	33,084	32,161
Income before income taxes	26,507	21,726	11,677	11,272	10,638
Income tax expense	9,237	7,280	3,199	3,496	3,484
Net income	$ 17,270	$ 14,446	$ 8,478	$ 7,776	$ 7,154
PER SHARE DATA:					
Basic net income(1)	$ 1.47	$ 1.22	$ 0.73	$ 0.69	$ 0.65
Diluted net income(2)	$ 1.44	$ 1.19	$ 0.71	$ 0.67	$ 0.63
Book value(3)	$ 10.54	$ 9.45	$ 8.45	$ 7.86	$ 7.30
Weighted average number of shares outstanding — basic	11,725,671	11,795,635	11,559,155	11,221,232	11,063,965
Weighted average number of shares outstanding — diluted	11,956,433	12,107,230	11,986,856	11,572,588	11,324,650
Shares outstanding at period end	11,656,943	11,807,649	11,669,837	11,381,037	11,214,414
BALANCE SHEET DATA:					
Securities	$ 172,298	$ 198,495	$ 232,809	$ 153,473	$ 126,443
Net loans	$ 716,475	$ 678,554	$ 713,033	$ 648,706	$ 660,680
Allowance for loan losses	$ 9,279	$ 10,224	$ 12,497	$ 13,451	$ 13,227
Total assets	$ 1,037,138	$ 1,130,509	$ 1,108,173	$ 1,005,982	$ 960,066
Total deposits	$ 846,593	$ 939,759	$ 918,535	$ 835,410	$ 841,936
Other borrowed funds	$ 21,800	$ 32,700	$ 47,800	$ 43,600	$ 0
Notes payable to subsidiary grantor trusts	$ 23,702	$ 23,702	$ 23,702	$ 23,702	$ 23,000
Total shareholders' equity	$ 122,820	$ 111,617	$ 98,579	$ 89,485	$ 81,862
SELECTED PERFORMANCE RATIOS:					
Return on average assets(4)	1.57%	1.27%	0.80%	0.81%	0.77%
Return on average equity	14.62%	13.73%	9.04%	9.04%	9.15%
Net interest margin	5.06%	4.58%	4.22%	4.15%	4.19%
Efficiency ratio	56.86%	61.52%	76.07%	70.01%	70.74%
Average net loans as a percentage of average deposits	77.61%	73.55%	77.11%	77.21%	76.49%
Average total shareholders' equity as a percentage of average total assets	10.75%	9.25%	8.80%	8.95%	8.41%
SELECTED ASSET QUALITY RATIOS:					
Net loan charge-offs to average loans	0.06%	0.28%	0.19%	0.41%	0.09%
Allowance for loan losses to total loans	1.28%	1.48%	1.72%	2.03%	1.96%
CAPITAL RATIOS:					
Tier 1 risk-based	17.3%	14.2%	13.0%	13.3%	12.1%
Total risk-based	18.4%	15.3%	14.3%	14.5%	13.3%
Leverage	13.6%	11.6%	10.9%	11.1%	10.7%

Notes:

1) Represents net income divided by the average number of shares of common stock outstanding for the respective period.

2) Represents net income divided by the average number of shares of common stock and common stock-equivalents outstanding for the respective period.

3) Represents shareholders' equity divided by the number of shares of common stock outstanding at the end of the period indicated.

4) Average balances used in this table and throughout this Annual Report are based on daily averages.

ITEM 7 — *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Executive Summary

This summary is intended to identify the most important matters on which management focuses when it evaluates the financial condition and performance of the Company. When evaluating financial condition and performance, management looks at certain key metrics and measures. The Company's evaluation includes an analysis including comparisons with peer group financial institutions and with its own performance objectives established in the internal planning process.

The primary activity of the Company is commercial banking. The Company's operations are located entirely in the southern and eastern regions of the general San Francisco Bay area of California in the counties of Santa Clara, Alameda and Contra Costa. The largest city in this area is San Jose and the Company's market includes the headquarters of a number of technology based companies in the region known commonly as Silicon Valley. The Company's customers are primarily closely held businesses and professionals.

Performance Overview

Net income in 2006 was $17.3 million, an increase of $2.9 million, or 20%, over the $14.4 million in net earnings achieved in 2005. Net income in 2005 was $5.9 million higher than 2004 net earnings of $8.5 million. Net income per diluted share was $1.44 for 2006, as compared to $1.19 during 2005 and $0.71 in 2004. The Company's Return on Average Assets was 1.57% and Return on Average Equity was 14.62% in 2006, as compared to 1.27% and 13.73%, respectively for 2005, and 0.80% and 9.04%, respectively in 2004.

The following are major factors impacting the Company's results of operations in recent years:

- Net interest income grew by $2.6 million, or 5%, in 2006, and by $6.8 million, or 17%, in 2005. The growth in both periods was largely driven by an increased rate on earning assets.
- Noninterest income increased by 4% in 2006 but decreased 11% in 2005 from 2004.
- The efficiency ratio was reduced to 56.86% in 2006 from 61.52% in 2005 due to the continued efforts on cost savings.
- The loan loss provision was $0.9 million lower in 2006 than in 2005, and $0.4 million lower in 2005 than in 2004. This is the result of a general improvement in credit quality.

The following are important factors in understanding our current financial condition and liquidity position:

- Total assets declined by $93.4 million, or 8%, to $1.04 billion at the end of 2006 from $1.13 billion at the end of 2005.
- Gross loan balances (including loans held for sale) decreased by $15.9 million, or 2%, in 2006, primarily due to the Company selling its Capital Group loan portfolio in the first quarter of 2006 of approximately $30 million, which consisted primarily of "factoring" type loans.

Deposits

Growth in deposits is an important metric management uses to measure market share. The Company's depositors are primarily located in its primary market area. Depending on loan demand and other funding requirements, the Company will occasionally obtain deposits from wholesale sources including deposit brokers. The Company had $32 million in brokered deposits at December 31, 2006. The

Company also seeks deposits from title insurance companies and real estate exchange facilitators. The Company has a policy to monitor all deposits that may be sensitive to interest rate changes to help assure that liquidity risk does not become excessive due to concentrations.

Lending

Our lending business originates primarily through our branch offices located in our primary market. The economy in our primary service area continued to stabilize in 2006. Commercial loans increased from December 31, 2005 primarily from increased loan demand reflecting the improving economy in our primary service area. Commercial real estate mortgage loans increased from December 31, 2005 primary due to general improvements in commercial income property markets. We will continue to use and improve existing products to expand market share at current locations.

Net Interest Income

The management of interest income and interest expense is fundamental to the performance of the Company. Net interest income, the difference between interest income and interest expense, is the largest component of the Company's total revenue. Management closely monitors both total net interest income and the net interest margin (net interest income divided by average earning assets).

Increases in short-term interest rates contributed to growth in net interest income since the interest rate earned on a majority of the Company's loan portfolio adjusts with the prime rate. Approximately 77% of the Company's loan portfolio is indexed to the prime rate. As the Federal Open Market Committee ("FOMC") reduced short term interest rates from 2000 to 2003, the prime rate dropped sharply from 9.50% at December 31, 2000 to 4.00% in June 2003. The FOMC began to increase short term rates in July 2004 and the prime rate at December 31, 2006 was 8.25%. The improvement in net interest margin in 2006 and 2005 is largely attributable to the FOMC action. Because of its focus on commercial lending to closely held businesses, the Company will continue to have a high percentage of floating rate loans and other assets. Given the current volume, mix and repricing characteristics of our interest-bearing liabilities and interest-earning assets, we believe our interest rate spread is expected to increase slightly in a rising rate environment, and decrease slightly in a declining interest rate scenario.

The Company, through its asset and liability policies and practices, seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest bearing assets and liabilities. This is discussed in more detail in *Items 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Asset/Liability Management.*

Management of Credit Risk

Because of its focus on business banking, loans to single borrowing entities are often larger than would be found in a more consumer oriented bank with many smaller, more homogenous loans. The average size of its relationships makes the Company more susceptible to larger losses. As a result of this concentration of larger risks, the Company has maintained an allowance for loan losses which is substantially higher than would be indicated by its actual historic loss experience. The Company's provision for loan losses has decreased each of the last two years because of a reduction in classified loans from $35.6 million in 2004 to $16.3 million in 2005, and a reduction of impaired loans from $15.6 million in 2005 to $9.0 million in 2006. A complete discussion of the management of credit risk appears in *Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Provision for Loan Losses and Allowance for Loan Losses.*

Noninterest Income

While net interest income remains the largest single component of total revenues, noninterest income has become a growing component. A significant percentage of the Company's noninterest income is associated with its SBA lending activity, either as gains on the sale of loans sold in the secondary market or servicing income from loans sold in the secondary market with retained servicing rights.

Noninterest income associated with SBA activity has increased each year from 2003 through 2006. Risks associated with the continuation of this level of noninterest income from SBA lending include the possibility that the federal government will eliminate or change SBA programs in a manner that becomes less attractive to the Company or to SBA borrowers. Further, change in the secondary market for SBA loans could reduce gains on sale. Higher than expected prepayments of SBA loans on which the Company has retained servicing could reduce the carrying value of the associated servicing asset and interest only strip. Loan servicing is discussed in *Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies* and in the *Notes to Consolidated Financial Statements.*

Noninterest Expense

Management considers the control of operating expenses to be a critical element of the Company's performance. Over the last three years the Company has undertaken several initiatives to reduce its noninterest expense and improve its efficiency. These initiatives included a reduction in staff and the consolidation of operations under the common Heritage Bank brand and restructuring each department. Management monitors progress in reducing nonexpense through review of the Company's efficiency ratio. The Company's efficiency was 56.86% in 2006 compared with 61.52% in 2005.

In the fourth quarter of 2005 the Company recognized additional expenses of $1.05 million, representing the present value of term insurance for participants in the Company's Supplemental Executive Retirement Plan, substantially all of whom have split dollar life insurance agreements with the Company. Typically, under the split dollar life insurance agreements, the insureds' beneficiary receives 80% of the excess of the death benefit over the cash surrender value of the policy. This accounting adjustment was undertaken after the Company's review of split dollar life insurance agreements and recognition that the Company has contractually agreed with each participant to provide life insurance on an ongoing basis without interruption. In order to replace this coverage, the Company would have to obtain term insurance for the remainder of the insureds' expected lives, if the Company ever terminated its company owned life insurance. This charge reflected the term insurance cost for all insureds.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007.

Adoption of Statement 158 did not affect the Company's financial statements since the Company's supplemental retirement plan has no assets and the liability for benefits is measured as of December 31 and recorded on the Company's balance sheet.

Capital Management and Share Repurchases

Heritage Commerce Corp and Heritage Bank of Commerce meet the regulatory definition of "well capitalized" at December 31, 2006. As part of its asset and liability process, the Company continually assesses its capital position to take into consideration growth, expected earnings, risk profile and potential corporate activities that it may choose to pursue. As a part of this process, the Company determined in the second quarter of 2004 that its capital levels were higher than necessary. To adjust capital to levels consistent with its view of current market conditions, the Company commenced a stock repurchase plan in June 2004. The repurchase program was completed at the end of third quarter 2005. On February 7, 2006, the Board of Directors authorized the repurchase of up to an additional $10 million of common stock through June 30, 2007.

In 2006, the Company initiated the payment of quarterly cash dividends. The Company paid cash dividends totaling $2.36 million, or $0.20 per share in 2006, representing 14% of 2006 earnings. The Company's general policy is to pay cash dividends within the range of typical peer payout ratios, provided that such payments do not adversely affect our financial condition and are not overly restrictive to our growth capacity. On February 6, 2007, the Company declared a $0.06 per share quarterly cash dividend. The dividend will be paid on March 15, 2007, to shareholders of record on February 22, 2007.

Results of Operations

The Company earns income from two primary sources. The first is net interest income, which is interest income generated by earnings assets less interest expense on interest-bearing liabilities. The second is non-interest income, which primarily consists of gains from the sale of loans, loan servicing fees, and customer service charges and fees but also includes non-customer sources such as Company-owned life insurance. The majority of the Company's non-interest expenses are operating costs that relate to providing a full range of banking services to our customers.

Net Interest Income and Net Interest Margin

In 2006, net interest income was $50.4 million, an increase of 5% compared to $47.8 million in 2005. The level of net interest income depends on several factors in combination, including growth in earning assets, yields on earning assets, the cost of interest-bearing liabilities, the relative volumes of earning assets and interest-bearing liabilities, and the mix of products which comprise the Company's earning assets, deposits, and other interest-bearing liabilities. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid.

The following Distribution, Rate and Yield table presents for each of the past three years, the average amounts outstanding for the major categories of the Company's balance sheet, the average interest rates earned or paid thereon, and the resulting net interest margin on average interest earning assets for the periods indicated. Average balances are based on daily averages.

Distribution, Rate and Yield

	Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)								
Assets:									
Loans, gross	$ 738,297	$61,859	8.38%	$ 762,328	$54,643	7.17%	$ 725,921	$43,593	6.01%
Securities	191,220	7,796	4.08%	226,043	7,247	3.21%	216,012	6,715	3.11%
Interest bearing deposits in other financial institutions	2,826	132	4.67%	3,234	97	3.00%	1,336	14	1.05%
Federal funds sold	63,739	3,170	4.97%	52,438	1,769	3.37%	28,964	363	1.25%
Total interest earning assets	996,082	72,957	7.32%	1,044,043	63,756	6.11%	972,233	50,685	5.21%
Cash and due from banks	34,810			38,670			47,911		
Premises and equipment, net	2,482			2,879			3,728		
Other assets	64,904			51,593			41,923		
Total assets	$1,098,278			$1,137,185			$1,065,795		
Liabilities and shareholders' equity:									
Deposits:									
Demand, interest bearing	$ 145,471	$ 3,220	2.21%	$ 134,412	$ 1,749	1.30%	$ 112,439	$ 536	0.48%
Savings and money market	358,846	10,274	2.86%	363,570	6,058	1.67%	350,922	3,658	1.04%
Time deposits, under $100	31,967	1,037	3.24%	37,260	862	2.31%	38,717	575	1.49%
Time deposits, $100 and over	107,387	3,762	3.50%	115,104	2,867	2.49%	100,309	1,556	1.55%
Brokered time deposits, $100 and over	34,234	1,295	3.78%	35,764	1,313	3.67%	11,460	473	4.13%
Notes payable to subsidiary grantor trusts	23,702	2,310	9.75%	23,702	2,136	9.01%	23,702	1,958	8.26%
Securities sold under agreement to repurchase	25,429	627	2.47%	40,748	922	2.26%	43,140	892	2.07%
Total interest bearing liabilities	727,036	$22,525	3.10%	750,560	$15,907	2.12%	680,689	$ 9,648	1.42%
Demand, noninterest bearing	229,190			259,881			275,192		
Other liabilities	23,957			21,536			16,139		
Total liabilities	980,183			1,031,977			972,020		
Shareholders' equity	118,095			105,208			93,775		
Total liabilities and shareholders' equity	$1,098,278			$1,137,185			$1,065,795		
Net interest income / margin		$50,432	5.06%		$47,849	4.58%		$41,037	4.22%

(1) Yields and amounts earned on loans include loan fees of $0.6 million, $1.3 million, $1.5 million, for the years ended December 31, 2006, 2005, and 2004. Nonaccrual loans are included in the average balance calculations above.

(2) Interest income is reflected on an actual basis, not a fully taxable equivalent basis and does not include a fair value adjustment.

The Volume and Rate Variances table below sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods, and the amount of such change attributable to changes in average balances (volume) or changes in average interest rates. Volume variances are equal to the increase or decrease in the average balance times the prior period rate, and rate variances are equal to the increase or decrease in the average rate times the prior period average balance. Variances attributable to both rate and volume changes are equal to the change in rate times the change in average balance and are included below in the average volume column.

Volume and Rate Variances

	2006 vs. 2005 Increase (Decrease) Due to Change in:			2005 vs. 2004 Increase (Decrease) Due to Change in:		
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
	(Dollars in thousands)					
Income from the interest earning assets:						
Loans, gross	$(2,024)	$ 9,240	$7,216	$2,594	$8,456	$11,050
Securities	(1,427)	1,976	549	313	219	532
Interest bearing deposits in other financial institutions	(19)	54	35	57	26	83
Federal funds sold	564	837	1,401	793	613	1,406
Total interest income on interest earning assets	$(2,906)	$12,107	$9,201	$3,757	$9,314	$13,071
Expense from the interest liabilities:						
Demand, interest bearing	$ 249	$ 1,222	$1,471	$ 287	$ 926	$ 1,213
Savings and money market	(124)	4,340	4,216	198	2,202	2,400
Time deposits, under $100	(170)	345	175	(94)	381	287
Time deposits, $100 and over	(267)	1,162	895	420	891	1,311
Brokered time deposits, $100 and over	(57)	39	(18)	892	(52)	840
Notes payable to subsidiary grantor trusts	—	174	174	—	178	178
Securities sold under agreement to repurchase	(379)	84	(295)	(53)	83	30
Total interest expense on interest bearing liabilities	$ (748)	$ 7,366	$6,618	$1,650	$4,609	$ 6,259
Net interest income	$(2,158)	$ 4,741	$2,583	$2,107	$4,705	$ 6,812

Net interest income for 2006 increased $2.58 million or 5% from 2005. The increase in 2006 was primarily due to increasing short-term interest rates. The Company's net interest margin expressed as a percentage of average earning assets, was 5.06% in 2006 relative to 4.58% in 2005, an increase of 48 basis points. A substantial portion of the Company's earning assets are variable-rate loans that re-price when the Company's prime lending rate is changed, versus a large base of core deposits that are generally slower to re-price. This causes the Company's balance sheet to be slightly asset-sensitive, which means that all else being equal, the Company's net interest margin will be lower during periods when short-term interest rates are falling and higher when rates are rising. This effect was visible in 2006, when the Company's net interest margin rose in correlation to increases in short-term market interest rates. Management anticipates that the Company's net interest margin could experience some compression if short-term interest rates do not continue to rise, nevertheless we feel that net interest income will continue to increase if loans and core deposits grow as planned. However, no assurance can be given that this will, in fact, occur.

Net interest income for 2005 increased 17% from 2004. The increase in 2005 was due to the increase in average earning assets and increases in key market interest rates in 2005. Average interest earning assets increased 7% in 2005 from 2004. This increase was primarily attributable to growth in average loans and Federal funds sold. Average loans outstanding, including loans held for sale, increased $36.4 million during 2005, over the average during 2004. Average Federal funds sold in 2005 increased $23.5 million from 2004. The increase in average interest bearing assets is partially offset by the increase in average interest bearing liabilities. Average interest bearing liabilities increased 10% in 2005 from 2004. This increase was primarily attributable to growth in interest bearing demand deposits, savings and money-market accounts and time deposits. The Company's average rate paid on interest bearing liabilities increased to 2.12% in 2005 from 1.42% in 2004. Overall, the net interest margin increased 36 basis points to 4.58% in 2005 from 4.22% in

2004. Net interest income increased $6.8 million or 17%, for 2005 to $47.8 million from $41.0 million for 2004, primarily due to the increase in interest rates.

Provision for Loan Losses

Credit risk is inherent in the business of making loans. The Company sets aside an allowance or reserve for loan losses through charges to earnings, which are shown in the income statement as the provision for loan losses. Specifically identifiable and quantifiable losses are immediately charged off against the allowance. The loan loss provision is determined by conducting a monthly evaluation of the adequacy of the Company's allowance for loan losses, and charging the shortfall, if any, to the current month's expense. This has the effect of creating variability in the amount and frequency of charges to the Company's earnings. The loan loss provision and level of allowance for each period is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in the Company's market area.

For 2006, the Company had a credit provision for loan losses of $0.5 million, compared to provision for loan losses of $0.3 million for 2005 and $0.7 million for 2004. The allowance for loan losses represented 1.28%, 1.48% and 1.72% of total loans at December 31, 2006, 2005 and 2004, respectively. See "Allowance for Loan Losses" on page 42 for additional information.

Noninterest Income

While net interest income remains the largest single component of consolidated net income, noninterest income has become a growing component. A significant percentage of the Company's noninterest income is associated with its SBA lending activity, either as gains on the sale of loans sold in the secondary market or servicing income from loans sold in the secondary market with retained servicing rights. SBA loan activity includes the origination, sale, and servicing of loans guaranteed by the U.S. Department of Agriculture.

Noninterest income associated with SBA activity has increased each year from 2003 through 2006. Risks associated with the continuation of this level of noninterest income from SBA lending include the possibility that the federal government will eliminate or change SBA programs in a manner that becomes less attractive to the Company or to SBA borrowers. Further, change in the secondary market for SBA loans could reduce gains on sale. Higher than expected prepayments of SBA loans on which the Company has retained servicing could reduce the carrying value of the associated servicing asset and interest only strip. Loan servicing is discussed in *Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies* and in the *Notes to Consolidated Financial Statements*.

The following table sets forth the various components of the Company's noninterest income:

Noninterest Income

	Year Ended December 31,			Increase (decrease) 2006 versus 2005		Increase (decrease) 2005 versus 2004	
	2006	2005	2004	Amount	Percent	Amount	Percent
	(Dollars in thousands)						
Gain on sale of loans	$4,008	$2,871	$ 3,052	$1,137	40%	$ (181)	(6)%
Servicing income	1,860	1,838	1,498	22	1%	340	23%
Increase in cash surrender value of life insurance	1,439	1,236	1,031	203	16%	205	20%
Service charges and fees on deposit accounts	1,335	1,468	1,799	(133)	(9)%	(331)	(18)%
Gain on sale of leased equipment	—	299	—	(299)	N/A	299	N/A
Equipment leasing	—	131	871	(131)	(100)%	(740)	(85)%
Gain on sales of securities available-for-sale	—	—	476	—	N/A	(476)	(100)%
Mortgage brokerage fees	—	—	168	—	N/A	(168)	(100)%
Other	1,198	1,580	1,649	(382)	(24)%	(69)	(4)%
Total	$9,840	$9,423	$10,544	$ 417	4%	$(1,121)	(11)%

The increase in noninterest income in 2006 as compared to 2005 was primarily attributable to a $1.14 million increase in gain on sale of loans. The Company, subject to market conditions, sells the guaranteed portion of its SBA loans and retains the servicing rights. The increase gain on sale of loans included a one time gain on sale of certain specialty loans that occurred during the first quarter of 2006, which resulted in a one time gain of $0.7 million.

Gains or losses on SBA loans held for sale are recognized upon completion of the sale, and are based on the difference between the net sales proceeds and the relative fair value of the guaranteed portion of the loan sold compared to the relative fair value of the unguaranteed portion. The servicing assets that result from the sale of SBA loans, with servicing rights retained, are amortized over the lives of the loans using a method approximating the interest method.

Also contributing to the improvements in noninterest income in 2006 was an increase in the cash surrender value of life insurance and a slight increase in servicing income which offset a slight decline in deposit service charges and fees. The increases in 2006 offset the $0.4 million generated last year from leasing activities, a business the Company exited in 2005.

In 2005, the increase in the cash surrender value of life insurance was primarily the result of additional policies purchased in 2005. The reduction in gain on sale of loans was related to the market conditions. The decrease in deposit service charges and fees on deposit accounts was primarily because higher interest rates applied to collected balances created a waiver of (or credit against) service charges for many business customers. The Company sold all leased equipment during the second quarter of 2005 and closed the residential mortgage department in June 2004.

Noninterest Expense

Management considers the control of operating expenses to be a critical element of the Company's performance. The Company undertook several initiatives to reduce its noninterest expense and improve its efficiency. These initiatives included a reduction in staff and the consolidation of its operations under the common Heritage Bank brand and restructuring each department.

The following table sets forth the various components of the Company's noninterest expense:

Noninterest Expense

	Year Ended December 31,			Increase (decrease) 2006 versus 2005		Increase (decrease) 2005 versus 2004	
	2006	2005	2004	Amount	Percent	Amount	Percent
	(Dollars in thousands)						
Salaries and employee benefits	$19,414	$19,845	$20,189	$(431)	(2)%	$ (344)	(2)%
Occupancy	3,110	3,254	3,670	(144)	(4)%	(416)	(11)%
Professional fees	1,688	1,617	2,656	71	4%	(1,039)	(39)%
Client services	1,000	1,404	1,044	(404)	(29)%	360	34%
Advertising and promotion	1,064	985	1,090	79	8%	(105)	(10)%
Low income housing investment losses and writedowns	995	957	878	38	4%	79	9%
Furniture and equipment	517	734	921	(217)	(30)%	(187)	(20)%
Data processing expense	806	661	722	145	22%	(61)	(8)%
Retirement plan expense	352	619	306	(267)	(43)%	313	102%
Amortization of leased equipment	—	334	1,016	(334)	(100)%	(682)	(67)%
Operational losses	9	37	2,219	(28)	(76)%	(2,182)	(98)%
Other	5,313	4,786	4,527	527	11%	259	6%
Total	$34,268	$35,233	$39,238	$(965)	(3)%	(4,005)	(10)%

The following table indicates the percentage of noninterest expense in each category:

Noninterest Expense by Category

	2006		2005		2004	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)					
Salaries and employee benefits	$19,414	57%	$19,845	56%	$20,189	51%
Occupancy	3,110	9%	3,254	9%	3,670	9%
Professional fees	1,688	5%	1,617	4%	2,656	7%
Client services	1,000	3%	1,404	4%	1,044	3%
Advertising and promotion	1,064	3%	985	3%	1,090	3%
Low income housing investment losses and writedowns	995	3%	957	3%	878	2%
Furniture and equipment	517	1%	734	2%	921	2%
Data processing expense	806	2%	661	2%	722	2%
Retirement plan expense	352	1%	619	2%	306	1%
Amortization of leased equipment	—	0%	334	1%	1,016	2%
Operational losses	9	0%	37	0%	2,219	6%
Other	5,313	16%	4,786	14%	4,527	12%
Total	$34,268	100%	$35,233	100%	$39,238	100%

Noninterest expense decreased $1.0 million, or 3% in 2006 as compared with 2005. Non-interest expense for 2005 decreased $4.0 million, or 10%, from 2004. Management monitors progress in its management of noninterest expense by improvements in the Company's efficiency ratio. The efficiency ratio represents operating expense divided by the sum of net interest and non-interest income, with the provision for loan losses and security gains and losses excluded from the equation. The Company's efficiency ratio was 56.86% in 2006 as compared to 61.52% in 2005.

Salaries and employee benefits, the single largest component of noninterest expense, decreased $0.4 million in 2006 from 2005. In 2005, salaries and employee benefits decreased $0.3 million from 2004. The decrease in 2006 from 2005 was primarily attributable to a decrease in loan officer commissions, executive severance and term life insurance expense, partially offset by an increase in stock option expense. The Company adopted Statement 123R in 2006, which has resulted in an increase of stock option expense in noninterest expense of $780,000 in 2006. In 2005, stock option expense was not included in the salaries and employee benefits but rather disclosed in a footnote in the Company's financial statements on a pro forma basis. The decrease in 2005 from 2004 was primarily attributable to a decrease in the number of employees.

Occupancy expense decreased $0.1 million in 2006 from 2005. In 2005, occupancy expense decreased $0.4 million from 2004. The decrease in 2006 from 2005 was primarily a result of lower depreciation on leasehold improvements and reduction in repairs at bank branches. The decrease in 2005 from 2004 was also a result of lower depreciation on leasehold improvements. Occupancy expense in 2006 and partially in 2005 were reduced because, during the third quarter of 2005, the Company amended two of its existing lease contracts to reduce monthly rent and extend the terms of the leases. These costs were 9% of total operating expenses in 2006 and remained fairly constant compared to 2005 and 2004.

Professional fees increased $0.1 million in 2006 from 2005. In 2005, professional fees decreased $1.0 million from 2004. The increase in 2006 was primarily attributable to increased legal and audit expenses, partially offset by a decrease in consultant expenses. The decrease in 2005 from 2004 was primarily attributable to decreased legal, audit and consulting expenses. Professional fees in 2004 included audit and consulting expenses related to compliance with Sarbanes-Oxley and legal expenses related to the proxy solicitation for the 2004 annual meeting and other corporate governance matters.

Client services decreased $0.4 million in 2006 from 2005 primarily due to the decrease in service fees charged to the Company from the third party vendors, such as for armored car services. In 2005, client services increased $0.4 million from 2004. The increase in 2005 from 2004 was primarily attributable to the increase in service fees charged to the Company from third party vendors who have certain deposit accounts.

Advertising and promotion costs increased $0.1 million in 2006 from 2005. The increase in 2006 from 2005 was due to an increase in business promotion. In 2005, advertising and promotion costs decreased $0.1 million from 2004. The decrease in 2005 from 2004 was primarily attributable to the discontinuation of certain sponsorships.

Low income housing investment losses and writedowns increased $0.04 million in 2006 from 2005. In 2005, low income housing investment losses and writedowns increased $0.1 million from 2004. The increase in 2006 was primarily attributable to the increased losses from three fully active limited partnerships. The Company obtains tax credits from these investments which reduce income tax expense. These investments are written down to zero over the period that tax credits are recognized, since no residual value is assumed.

Furniture and equipment expense decreased $0.2 million in 2006 from 2005. In 2005, furniture and equipment expense decreased $0.2 million from 2004. The decrease in 2006 was primarily due to lower depreciation on furniture and equipment. The decrease in 2005 was primarily due to fewer equipment repairs and lower depreciation on furniture and equipment.

Data processing expense increased $0.1 million in 2006 from 2005. In 2005, data processing expense decreased $0.1 million from 2004. The increase in 2006 from 2005 was primarily due to a higher volume of data processing. The decrease in 2005 was a result of cost saving by outsourcing the core data and item processing.

with an issuer's credit worthiness, a change in tax law that eliminates their tax exempt status, or other infrequent situations as permitted by generally accepted accounting principles. Since the Company does not have a trading portfolio, the available-for-sale portfolio is comprised of all securities not included as "held-to-maturity". Even though management currently has the intent and the ability to hold the Company's securities for the foreseeable future, they are all currently classified as available-for-sale to allow flexibility with regard to the active management of the Company's investment portfolio. FASB Statement 115 requires available-for-sale securities to be marked to market with an offset to accumulated other comprehensive income, a component of shareholders' equity. Monthly adjustments are made to reflect changes in the market value of the Company's available-for-sale securities.

The Company's investment portfolio is currently composed primarily of: (i) U.S. Treasury and Agency issues for liquidity and pledging; (ii) mortgage-backed securities, which in many instances can also be used for pledging, and which generally enhance the yield of the portfolio; (iii) state, county and municipal obligations, which provide tax free income and limited pledging potential; and (iv) collateralized mortgage obligations, which generally enhance the yield of the portfolio. The amortized cost of securities pledged as collateral for repurchase agreements, public deposits and for other purposes as required or permitted by law was $53.7 million and $64.4 million at December 31, 2006 and 2005, respectively.

Except for obligations of the U.S. government or U.S. government agencies, no securities of a single issuer exceeded 10% of shareholders' equity at December 31, 2006. The Company has not used interest rate swaps or other derivative instruments to hedge fixed rate loans or to otherwise mitigate interest rate risk.

In 2006, the investment portfolio declined by $26.2 million, or 13%, and decreased to 16.6% of total assets at the end of 2006 from 17.6% at the end of 2005. While the overall change is not significant, certain components of the investment portfolio changed. U.S. Treasury and U.S. Agency securities decreased to 38% of the portfolio at the end of 2006 from 45% at the end of 2005. The decrease was primarily due to maturities of U.S. Agency securities during 2006. Municipal securities, mortgage-backed securities and collateralized mortgage obligations remained fairly constant in the portfolio in 2006 compared to 2005.

U.S. Treasury and U.S. Agency securities increased to 45% of the portfolio at the end of 2005 from 41% at the end of 2004. Municipal securities and mortgage backed securities remained fairly constant in the portfolio at the end of 2005 and 2004. Collateralized mortgage obligations decreased to 5% of the portfolio in 2005 from 8% in 2004, primarily due to maturity. Higher interest rates at December 31, 2005 resulted in lower fair values for the period.

Loans

The Company's loans represent the largest portion of invested assets, substantially greater than the securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing the Company's financial condition.

Gross loans (including loans held for sale) represented 72% of total assets at December 31, 2006, as compared to 67% of at December 31, 2005. The ratio of net loans to deposits increased to 85% at the end of 2006 from 72% at the end of 2005. Demand for loans remains relatively strong in many areas within the Company's markets and competition continues to intensify. To help ensure that we remain competitive, we make every effort to be flexible and creative in our approach to structuring loans.

The Selected Financial Data table in Item 6 above reflects the amount of loans outstanding at December 31st for each year from 2002 through 2006, net of deferred fees and origination costs and the allowance for loan losses. The Loan Distribution table that follows sets forth the Company's gross loans outstanding and the percentage distribution in each category at the dates indicated. The amounts shown in the table do not reflect any deferred loan fees or deferred origination costs, nor is the allowance deducted.

Loan Distribution

	December 31,									
	2006	% to Total	2005	% to Total	2004	% to Total	2003	% to Total	2002	% to Total
					(Dollars in thousands)					
Commercial	$300,611	42%	$256,713	37%	$300,452	41%	$281,561	43%	$263,144	39%
Real estate — mortgage	239,041	33%	237,566	35%	250,984	35%	227,474	35%	210,121	31%
Real estate — land and construction	143,834	20%	149,851	22%	118,290	16%	101,082	15%	147,822	22%
Home equity	38,976	5%	41,772	6%	52,170	7%	49,434	7%	49,853	7%
Consumer	2,422	0%	1,721	0%	2,908	1%	1,743	0%	2,850	1%
Total loans	724,884	100%	687,623	100%	724,804	100%	661,294	100%	673,790	100%
Deferred loan costs, net	870		1,155		726		863		117	
Allowance for loan losses	(9,279)		(10,224)		(12,497)		(13,451)		(13,227)	
Loans, net	$716,475		$678,554		$713,033		$648,706		$660,680	

Total loans (excluding of loans held for sale) were $725.8 million at December 31, 2006, an increase of 5% from $688.8 million at December 31, 2005, and a decrease of 5% from $725.5 million at December 31, 2004. The Company's allowance for loan losses was $9.3 million, or 1.28% of total loans, for 2006 as compared to $10.2 million, or 1.48% of total loans, for 2005, $12.5 million, or 1.72% of total loans, for 2004. As of December 31, 2006, 2005, and 2004, the Company had $4.3 million, $3.7 million, and $1.3 million, respectively, in nonperforming assets.

Total loan balances (including deferred loan cost, net) increased by $51.8 million, or 8%, from the end of 2002 to the end of 2006. The Company's loan portfolio concentrated in commercial, primarily manufacturing, wholesale, and services and real estate, with the balance in land development and construction and home equity and consumer loans. The loan portfolio mix over the past five years has remained relatively the same.

The change in the Company's loan portfolio in 2006 from 2005 is primarily due to the increase in the commercial loan portfolio and commercial real estate mortgage loan portfolio, partially offset by a decrease in the real estate land and construction loan portfolio. The Company does not have any concentrations by industry or group of industries in its loan portfolio, however, 58% and 63% of its net loans were secured by real property as of December 31, 2006 and 2005. While no specific industry concentration is considered significant, the Company's lending operations are located in areas that are dependent on the technology and real estate industries and their supporting companies. In the fourth quarter of 2005, the Company entered into negotiations for the sale of its Capital Group loan portfolio consisting primarily of "factoring" type loans. In contemplation of the sale, $32 million, net of the respective allowance loan loss, was moved from commercial loans into loans held-for-sale. Primarily as a result of this reclassification, gross loans decreased 5% to $688.8 million at December 31, 2005, compared to $725.5 million at December 31, 2004. The sale of the Capital Group loan portfolio was completed in 2006, resulting in a gain of $0.7 million. In 2005, commercial real estate mortgages decreased as mortgage loans matured or were paid off. The increase in real estate land and construction loans is due to increased market demand for this type of financing.

The Company's commercial loans are made for working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and "term loans," with maturities normally ranging from one to five years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest. The Company's commercial loans are centered in locally-oriented commercial activities in markets where the Company has a physical presence, and this segment of the portfolio has struggled for growth as these markets have become more competitive and business activity has moderated.

The Company is an active participant in the Small Business Administration ("SBA") and U.S. Department of Agriculture guaranteed lending programs, and has been approved by the SBA as a lender under the Preferred Lender Program. The Company regularly makes SBA-guaranteed loans; however, the guaranteed portion of these loans may be sold in the secondary market depending on market conditions. Once it is determined that they will be sold, these loans are classified as held for sale and carried at the lower of cost or market. In the event of the sale of the guaranteed portion of an SBA loan, the Company retains the servicing rights for the sold portion. As of December 31, 2006, 2005, and 2004, $188.8 million, $179.8 million and $166.8 million, respectively, in SBA and U.S. Department of Agriculture loans were serviced by the Company for others.

As of December 31, 2006, real estate mortgage loans of $238.1 million consist of adjustable and fixed rate loans secured by commercial property, and loans secured by first mortgages on 1-4 family residential properties of $0.9 million. Home equity lines of credit are secured by junior deeds of trust on 1-4 family residential properties totaling $39.0 million. Properties securing the real estate mortgage loans are primarily located in the Company's market area. While no specific industry concentration is considered significant, the Company's lending operations are located in market areas that are dependent on the technology and real estate industries and their supporting companies. Real estate values in portions of Santa Clara County and neighboring San Mateo County are among the highest in the country at present. The Company's borrowers could be adversely impacted by a downturn in these sectors of the economy, which could reduce the demand for loans and adversely impact the borrowers' ability to repay their loans.

The Company's real estate term loans consist primarily of loans made based on the borrower's cash flow and are secured by deeds of trust on commercial and residential property to provide a secondary source of repayment. The Company restricts real estate term loans to no more than 80% of the property's appraised value or the purchase price of the property, depending on the type of property and its utilization. The Company offers both fixed and floating rate loans. Maturities on such loans are generally restricted between five and ten years (with amortization ranging from fifteen to twenty-five years and a balloon payment due at maturity); however, SBA and certain other real estate loans that are easily sold in the secondary market may be granted for longer maturities.

The Company's real estate land and construction loans are primarily short term interim loans to finance the construction of commercial and single family residential properties. The Company utilizes underwriting guidelines to assess the likelihood of repayment from sources such as sale of the property or permanent mortgage financing prior to making the construction loan.

The Company makes consumer loans for the purpose of financing automobiles, various types of consumer goods, and other personal purposes. Additionally, the Company makes home equity lines of credit available to its clientele. Consumer loans generally provide for the monthly payment of principal and interest. Most of the Company's consumer loans are secured by the personal property being purchased or, in the instances of home equity loans or lines, real property.

With certain exceptions, state chartered banks are permitted to make extensions of credit to any one borrowing entity up to 15% of the bank's capital and reserves for unsecured loans and up to 25% of the bank's capital and reserves for secured loans. For HBC, these lending limits were $22.9 million and $38.1 million at December 31, 2006.

Loan Maturities

The following table presents the maturity distribution of the Company's loans as of December 31, 2006. The table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rates generally fluctuate with changes in the prime rate as reflected in the western edition of The Wall Street Journal. As of provision for loan losses and security gains and losses excluded from the equation. The Company's efficiency ratio was 56.86% in 2006 as compared to 61.52% in 2005.

Salaries and employee benefits, the single largest component of noninterest expense, decreased $0.4 million in 2006 from 2005. In 2005, salaries and employee benefits decreased $0.3 million from 2004. The decrease in 2006 from 2005 was primarily attributable to a decrease in loan officer commissions, executive severance and term life insurance expense, partially offset by an increase in stock option expense. The Company adopted Statement 123R in 2006, which has resulted in an increase of stock option expense in noninterest expense of $780,000 in 2006. In 2005, stock option expense was not included in the salaries and employee benefits but rather disclosed in a footnote in the Company's financial statements on a pro forma basis. The decrease in 2005 from 2004 was primarily attributable to a decrease in the number of employees.

Occupancy expense decreased $0.1 million in 2006 from 2005. In 2005, occupancy expense decreased $0.4 million from 2004. The decrease in 2006 from 2005 was primarily a result of lower depreciation on leasehold improvements and reduction in repairs at bank branches. The decrease in 2005 from 2004 was also a result of lower depreciation on leasehold improvements. Occupancy expense in 2006 and partially in 2005 were reduced because, during the third quarter of 2005, the Company amended two of its existing lease contracts to reduce monthly rent and extend the terms of the leases. These costs were 9% of total operating expenses in 2006 and remained fairly constant compared to 2005 and 2004.

Professional fees increased $0.1 million in 2006 from 2005. In 2005, professional fees decreased $1.0 million from 2004. The increase in 2006 was primarily attributable to increased legal and audit expenses, partially offset by a decrease in consultant expenses. The decrease in 2005 from 2004 was primarily attributable to decreased legal, audit and consulting expenses. Professional fees in 2004 included audit and consulting expenses related to compliance with Sarbanes-Oxley and legal expenses related to the proxy solicitation for the 2004 annual meeting and other corporate governance matters.

Client services decreased $0.4 million in 2006 from 2005 primarily due to the decrease in service fees charged to the Company from the third party vendors, such as for armored car services. In 2005, client services increased $0.4 million from 2004. The increase in 2005 from 2004 was primarily attributable to the increase in service fees charged to the Company from third party vendors who have certain deposit accounts.

Advertising and promotion costs increased $0.1 million in 2006 from 2005. The increase in 2006 from 2005 was due to an increase in business promotion. In 2005, advertising and promotion costs decreased $0.1 million from 2004. The decrease in 2005 from 2004 was primarily attributable to the discontinuation of certain sponsorships.

Low income housing investment losses and writedowns increased $0.04 million in 2006 from 2005. In 2005, low income housing investment losses and writedowns increased $0.1 million from 2004. The increase in 2006 was primarily attributable to the increased losses from three fully active limited partnerships. The Company obtains tax credits from these investments which reduce income tax expense. These investments are written down to zero over the period that tax credits are recognized, since no residual value is assumed.

Furniture and equipment expense decreased $0.2 million in 2006 from 2005. In 2005, furniture and equipment expense decreased $0.2 million from 2004. The decrease in 2006 was primarily due to lower depreciation on furniture and equipment. The decrease in 2005 was primarily due to fewer equipment repairs and lower depreciation on furniture and equipment.

Data processing expense increased $0.1 million in 2006 from 2005. In 2005, data processing expense decreased $0.1 million from 2004. The increase in 2006 from 2005 was primarily due to a higher volume of data processing. The decrease in 2005 was a result of cost saving by outsourcing the core data and item processing.

Retirement plan expense for directors decreased $0.3 million in 2006 from 2005. In 2005, retirement plan expense increased $0.3 million from 2004. The increase in 2005 was primarily due to more participants in 2005.

Amortization of leased equipment decreased $0.7 million in 2005 from 2004. All of the leased equipment was sold in the second half of 2005.

Operational losses in 2004 were primarily due to the write-off of electronic test equipment subject to an operating lease. The Company sold all leased equipment during the second quarter of 2005.

Other noninterest expenses remained fairly constant for 2006, 2005 and 2004.

Income Tax Expense

The Company computes its provision for income taxes on a monthly basis. As indicated in Note 7 in the Notes to the Consolidated Financial Statements, the amount of such provision is determined by applying the Company's statutory income tax rates to pre-tax book income as adjusted for permanent differences between pre-tax book income and actual taxable income. These permanent differences include but are not limited to tax-exempt interest income, increases in the cash surrender value of life insurance policies, California Enterprise Zone deductions, certain expenses that are not allowed as tax deductions, and tax credits.

The Company's federal and state income tax expense was $9.2 million in 2006, compared to $7.3 million and $3.2 million for 2005 and 2004 respectively. This represents 34.8% of income before taxes in 2006, 33.5% in 2005, and 27.4% in 2004. The effective tax rate is higher in 2006 than in 2005 and 2004 because pre-tax income increased at a greater rate than savings from tax advantaged investments.

Tax-exempt interest income is generated primarily by the Company's investments in state, county and municipal bonds, which provided $0.2 million in federal tax-exempt income in 2006 and 2005, and $0.3 million in 2004. Although not reflected in the investment portfolio, the Company also has total investments of $11.7 million in low-income housing limited partnerships as of December 31, 2006. These investments have generated tax credits for the past few years, with about $1.0 million in credits available for the 2006 tax year and $1.0 million in tax credits realized in 2005. The investments are expected to generate an additional $7.2 million in aggregate tax credits from 2007 through 2016; however, the credits are dependent upon the occupancy level of the housing projects and income of the tenants and cannot be projected with certainty.

Some items of income and expense are recognized in different years for tax purposes than when applying generally accepted accounting principles, leading to timing differences between the Company's actual tax liability and the amount accrued for this liability based on book income. These temporary differences comprise the "deferred" portion of the Company's tax expense, which is accumulated on the Company's books as a deferred tax asset or deferred tax liability until such time as it reverses. At the end of 2006, the Company had a net deferred tax asset of $11.2 million.

Financial Condition

As of December 31, 2006, total assets were $1.04 billion, a decrease of 8% from $1.13 billion at year-end 2005. Total securities available-for-sale (at fair value) were $172.3 million, a decrease of 13% from $198.5 million at year-end 2005. The total loan portfolio (excluding loans held for sale) was $725.8 million, an increase of 5% from $688.8 million at year-end 2005. Total deposits were $846.6 million, a decrease of 10% from $939.8 million at year-end 2005. Securities sold under agreement to repurchase decreased $10.9 million, or 33%, to $21.8 million at December 31, 2006, from $32.7 million at year-end 2005.

Securities Portfolio

The following table reflects the amortized cost and fair market values for the total portfolio for each category of securities for the past three years.

Investment Portfolio

	December 31, 2006	2005	2004
	(Dollars in thousands)		
Securities available-for-sale (at fair value)			
U.S. Treasury	$ 5,963	$ 6,920	$ 5,942
U.S. Government Agencies	59,396	82,041	90,308
Mortgage-Backed Securities	90,186	91,868	107,735
Municipals — Tax Exempt	8,142	8,268	9,206
Collateralized Mortgage Obligations	8,611	9,398	19,618
Total	$172,298	$198,495	$232,809

The following table summarizes the amounts and distribution of the Company's securities and the weighted average yields as of December 31, 2006:

	Maturity Within One Year Amount	Yield	After One and Within Five Years Amount	Yield	After Five and Within TenYears Amount	Yield	After Ten Years Amount	Yield	Total Amount	Yield
	(Dollars in thousands)									
Securities available-for-sale (at fair value):										
U.S. Treasury	$ 5,963	3.50%	$ —	—	$ —	—	$ —	—	$ 5,963	3.50%
U.S. Government Agencies	27,385	4.96%	32,011	4.79%	—	—	—	—	59,396	4.87%
Mortgage Backed Securities	—	—	2,028	3.46%	7,256	4.41%	80,902	4.44%	90,186	4.41%
Municipals — non-taxable	4,086	2.76%	4,056	3.14%	—	—	—	—	8,142	2.95%
Collateralized Mortgage Obligations	—	—	—	—	5,353	5.64%	3,258	2.82%	8,611	4.57%
Total	$37,434	4.49%	$38,095	4.54%	$12,609	4.93%	$84,160	4.38%	$172,298	4.48%

The investment securities portfolio is the second largest component of the Company's interest earning assets, and the structure and composition of this portfolio is important to any analysis of the financial condition of the Company. The investment portfolio serves the following purposes: (i) it can be readily reduced in size to provide liquidity for loan balance increases or deposit balance decreases; (ii) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender; (iii) it can be used as an interest rate risk management tool, since it provides a large base of assets, the maturity and interest rate characteristics of which can be changed more readily than the loan portfolio to better match changes in the deposit base and other funding sources of the Company; (iv) it is an alternative interest-earning use of funds when loan demand is weak or when deposits grow more rapidly than loans; and (v) it can enhance the Company's tax position by providing partially tax exempt income.

The Company uses two portfolio classifications for its securities: "Held-to-maturity", and "Available-for-sale". Accounting rules also allow for a trading portfolio classification, but the Company has no securities that would be classified as such. The held-to-maturity portfolio can consist only of securities that the Company has both the intent and ability to hold until maturity, to be sold only in the event of concerns with an issuer's credit worthiness, a change in tax law that eliminates their tax exempt status, or other infrequent situations as permitted by generally accepted accounting principles. Since the Company does not have a trading portfolio, the available-for-sale portfolio is comprised of all securities not included as "held-to-maturity". Even though management currently has the intent and the ability to hold the Company's securities for the foreseeable future, they are all currently classified as available-for-sale to allow flexibility with regard to the active management of the Company's investment portfolio. FASB Statement 115 requires available-for-sale securities to be marked to market with an offset to accumulated other comprehensive income, a component of shareholders' equity. Monthly adjustments are made to reflect changes in the market value of the Company's available-for-sale securities.

The Company's investment portfolio is currently composed primarily of: (i) U.S. Treasury and Agency issues for liquidity and pledging; (ii) mortgage-backed securities, which in many instances can also be used for pledging, and which generally enhance the yield of the portfolio; (iii) state, county and municipal obligations, which provide tax free income and limited pledging potential; and (iv) collateralized mortgage obligations, which generally enhance the yield of the portfolio. The amortized cost of securities pledged as collateral for repurchase agreements, public deposits and for other purposes as required or permitted by law was $53.7 million and $64.4 million at December 31, 2006 and 2005, respectively.

Except for obligations of the U.S. government or U.S. government agencies, no securities of a single issuer exceeded 10% of shareholders' equity at December 31, 2006. The Company has not used interest rate swaps or other derivative instruments to hedge fixed rate loans or to otherwise mitigate interest rate risk.

In 2006, the investment portfolio declined by $26.2 million, or 13%, and decreased to 16.6% of total assets at the end of 2006 from 17.6% at the end of 2005. While the overall change is not significant, certain components of the investment portfolio changed. U.S. Treasury and U.S. Agency securities decreased to 38% of the portfolio at the end of 2006 from 45% at the end of 2005. The decrease was primarily due to maturities of U.S. Agency securities during 2006. Municipal securities, mortgage-backed securities and collateralized mortgage obligations remained fairly constant in the portfolio in 2006 compared to 2005.

U.S. Treasury and U.S. Agency securities increased to 45% of the portfolio at the end of 2005 from 41% at the end of 2004. Municipal securities and mortgage backed securities remained fairly constant in the portfolio at the end of 2005 and 2004. Collateralized mortgage obligations decreased to 5% of the portfolio in 2005 from 8% in 2004, primarily due to maturity. Higher interest rates at December 31, 2005 resulted in lower fair values for the period.

Loans

The Company's loans represent the largest portion of invested assets, substantially greater than the securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing the Company's financial condition.

Gross loans (including loans held for sale) represented 72% of total assets at December 31, 2006, as compared to 67% of at December 31, 2005. The ratio of net loans to deposits increased to 85% at the end of 2006 from 72% at the end of 2005. Demand for loans remains relatively strong in many areas within the Company's markets and competition continues to intensify. To help ensure that we remain competitive, we make every effort to be flexible and creative in our approach to structuring loans.

The Selected Financial Data table in Item 6 above reflects the amount of loans outstanding at December 31st for each year from 2002 through 2006, net of deferred fees and origination costs and the allowance for loan losses. The Loan Distribution table that follows sets forth the Company's gross loans outstanding and the percentage distribution in each category at the dates indicated. The amounts shown in the table do not reflect any deferred loan fees or deferred origination costs, nor is the allowance deducted.

Loan Distribution

	December 31,									
	2006	% to Total	2005	% to Total	2004	% to Total	2003	% to Total	2002	% to Total
					(Dollars in thousands)					
Commercial	$300,611	42%	$256,713	37%	$300,452	41%	$281,561	43%	$263,144	39%
Real estate — mortgage	239,041	33%	237,566	35%	250,984	35%	227,474	35%	210,121	31%
Real estate — land and construction	143,834	20%	149,851	22%	118,290	16%	101,082	15%	147,822	22%
Home equity	38,976	5%	41,772	6%	52,170	7%	49,434	7%	49,853	7%
Consumer	2,422	0%	1,721	0%	2,908	1%	1,743	0%	2,850	1%
Total loans	724,884	100%	687,623	100%	724,804	100%	661,294	100%	673,790	100%
Deferred loan costs, net	870		1,155		726		863		117	
Allowance for loan losses	(9,279)		(10,224)		(12,497)		(13,451)		(13,227)	
Loans, net	$716,475		$678,554		$713,033		$648,706		$660,680	

Total loans (excluding of loans held for sale) were $725.8 million at December 31, 2006, an increase of 5% from $688.8 million at December 31, 2005, and a decrease of 5% from $725.5 million at December 31, 2004. The Company's allowance for loan losses was $9.3 million, or 1.28% of total loans, for 2006 as compared to $10.2 million, or 1.48% of total loans, for 2005, $12.5 million, or 1.72% of total loans, for 2004. As of December 31, 2006, 2005, and 2004, the Company had $4.3 million, $3.7 million, and $1.3 million, respectively, in nonperforming assets.

Total loan balances (including deferred loan cost, net) increased by $51.8 million, or 8%, from the end of 2002 to the end of 2006. The Company's loan portfolio concentrated in commercial, primarily manufacturing, wholesale, and services and real estate, with the balance in land development and construction and home equity and consumer loans. The loan portfolio mix over the past five years has remained relatively the same.

The change in the Company's loan portfolio in 2006 from 2005 is primarily due to the increase in the commercial loan portfolio and commercial real estate mortgage loan portfolio, partially offset by a decrease in the real estate land and construction loan portfolio. The Company does not have any concentrations by industry or group of industries in its loan portfolio, however, 58% and 63% of its net loans were secured by real property as of December 31, 2006 and 2005. While no specific industry concentration is considered significant, the Company's lending operations are located in areas that are dependent on the technology and real estate industries and their supporting companies. In the fourth quarter of 2005, the Company entered into negotiations for the sale of its Capital Group loan portfolio consisting primarily of "factoring" type loans. In contemplation of the sale, $32 million, net of the respective allowance loan loss, was moved from commercial loans into loans held-for-sale. Primarily as a result of this reclassification, gross loans decreased 5% to $688.8 million at December 31, 2005, compared to $725.5 million at December 31, 2004. The sale of the Capital Group loan portfolio was completed in 2006, resulting in a gain of $0.7 million. In 2005, commercial real estate mortgages decreased as mortgage loans matured or were paid off. The increase in real estate land and construction loans is due to increased market demand for this type of financing.

The Company's commercial loans are made for working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from thirty days to one year and "term loans," with maturities normally ranging from one to five years. Short-term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest. The Company's commercial loans are centered in locally-oriented commercial activities in markets where the Company has a physical presence, and this segment of the portfolio has struggled for growth as these markets have become more competitive and business activity has moderated.

The Company is an active participant in the Small Business Administration ("SBA") and U.S. Department of Agriculture guaranteed lending programs, and has been approved by the SBA as a lender under the Preferred Lender Program. The Company regularly makes SBA-guaranteed loans; however, the guaranteed portion of these loans may be sold in the secondary market depending on market conditions. Once it is determined that they will be sold, these loans are classified as held for sale and carried at the lower of cost or market. In the event of the sale of the guaranteed portion of an SBA loan, the Company retains the servicing rights for the sold portion. As of December 31, 2006, 2005, and 2004, $188.8 million, $179.8 million and $166.8 million, respectively, in SBA and U.S. Department of Agriculture loans were serviced by the Company for others.

As of December 31, 2006, real estate mortgage loans of $238.1 million consist of adjustable and fixed rate loans secured by commercial property, and loans secured by first mortgages on 1-4 family residential properties of $0.9 million. Home equity lines of credit are secured by junior deeds of trust on 1-4 family residential properties totaling $39.0 million. Properties securing the real estate mortgage loans are primarily located in the Company's market area. While no specific industry concentration is considered significant, the Company's lending operations are located in market areas that are dependent on the technology and real estate industries and their supporting companies. Real estate values in portions of Santa Clara County and neighboring San Mateo County are among the highest in the country at present. The Company's borrowers could be adversely impacted by a downturn in these sectors of the economy, which could reduce the demand for loans and adversely impact the borrowers' ability to repay their loans.

The Company's real estate term loans consist primarily of loans made based on the borrower's cash flow and are secured by deeds of trust on commercial and residential property to provide a secondary source of repayment. The Company restricts real estate term loans to no more than 80% of the property's appraised value or the purchase price of the property, depending on the type of property and its utilization. The Company offers both fixed and floating rate loans. Maturities on such loans are generally restricted between five and ten years (with amortization ranging from fifteen to twenty-five years and a balloon payment due at maturity); however, SBA and certain other real estate loans that are easily sold in the secondary market may be granted for longer maturities.

The Company's real estate land and construction loans are primarily short term interim loans to finance the construction of commercial and single family residential properties. The Company utilizes underwriting guidelines to assess the likelihood of repayment from sources such as sale of the property or permanent mortgage financing prior to making the construction loan.

The Company makes consumer loans for the purpose of financing automobiles, various types of consumer goods, and other personal purposes. Additionally, the Company makes home equity lines of credit available to its clientele. Consumer loans generally provide for the monthly payment of principal and interest. Most of the Company's consumer loans are secured by the personal property being purchased or, in the instances of home equity loans or lines, real property.

With certain exceptions, state chartered banks are permitted to make extensions of credit to any one borrowing entity up to 15% of the bank's capital and reserves for unsecured loans and up to 25% of the bank's capital and reserves for secured loans. For HBC, these lending limits were $22.9 million and $38.1 million at December 31, 2006.

Loan Maturities

The following table presents the maturity distribution of the Company's loans as of December 31, 2006. The table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rates generally fluctuate with changes in the prime rate as reflected in the western edition of The Wall Street Journal. As of

December 31, 2006, approximately 77% of the Company's loan portfolio consisted of floating interest rate loans.

Loan Maturities

	Due in One Year or Less	Over One Year But Less than Five Years	Over Five Years	Total
		(Dollars in thousands)		
Commercial	$283,469	$13,567	$ 3,575	$300,611
Real estate — mortgage	97,935	81,260	59,846	239,041
Real estate — land and construction	143,763	71	—	143,834
Home equity	30,163	—	8,813	38,976
Consumer	2,306	116	—	2,422
Total loans	$557,636	$95,014	$72,234	$724,884
Loans with variable interest rates	$526,642	$23,108	$ 8,890	$558,640
Loans with fixed interest rates	30,994	71,906	63,344	166,244
Total loans	$557,636	$95,014	$72,234	$724,884

Nonperforming Assets

Financial institutions generally have a certain level of exposure to asset quality risk, and could potentially receive less than a full return of principal and interest if a debtor becomes unable or unwilling to repay. Since loans are the most significant assets of the Company and generate the largest portion of its revenues, the Company's management of asset quality risk is focused primarily on loan quality. Banks have generally suffered their most severe earnings declines as a result of customers' inability to generate sufficient cash flow to service their debts, or as a result of the downturns in national and regional economies which have brought about declines in overall property values. In addition, certain debt securities that the Company may purchase have the potential of declining in value if the obligor's financial capacity to repay deteriorates.

To help minimize credit quality concerns, we have established a sound approach to credit that includes well-defined goals and objectives and well-documented credit policies and procedures. The policies and procedures identify market segments, set goals for portfolio growth or contraction, and establish limits on industry and geographic credit concentrations. In addition, these policies establish the Company's underwriting standards and the methods of monitoring ongoing credit quality. The Company's internal credit risk controls are centered in underwriting practices, credit granting procedures, training, risk management techniques, and familiarity with loan and lease customers as well as the relative diversity and geographic concentration of our loan portfolio.

The Company's credit risk may also be affected by external factors such as the level of interest rates, employment, general economic conditions, real estate values, and trends in particular industries or geographic markets. As a multi-community independent bank serving a specific geographic area, the Company must contend with the unpredictable changes of both the general California and, particularly, primary local markets. The Company's asset quality has suffered in the past from the impact of national and regional economic recessions, consumer bankruptcies, and depressed real estate values.

Non-performing assets are comprised of the following: Loans for which the Company is no longer accruing interest; loans 90 days or more past due and still accruing interest (although they are generally placed on non-accrual when they become 90 days past due unless they are both well secured and in the process of collcetion); loans restructured where the terms of repayment have been renegotiated, resulting in a deferral of interest or principal; and other real estate owned ("OREO"). Management's classification of a loan as "non-accrual" is an indication that there is reasonable doubt as to the full recovery of principal or interest on the loan. At that point, the Company stops accruing interest income, reverses any uncollected interest that had been accrued as income, and begins recognizing interest income only as cash interest payments are received as long as the collection of all outstanding principal is not in doubt. The loans may or may not be collateralized, and collection efforts are continuously pursued. Loans may be restructured by management when a borrower has experienced some change in financial status causing an inability to meet the original repayment terms and where the Company believes the borrower will eventually overcome those circumstances and make full restitution. OREO consists of properties acquired by foreclosure or similar means that management is offering or will offer for sale.

The following table provides information with respect to components of the Company's non-performing assets at the dates indicated.

Nonperforming Assets

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Nonaccrual loans	$3,866	$3,672	$1,028	$3,972	$4,571
Loans 90 days past due and still accruing	451	—	302	608	—
Total nonperforming loans	4,317	3,672	1,330	4,580	4,571
Other real estate owned	—	—	—	—	—
Total nonperforming assets	$4,317	$3,672	$1,330	$4,580	$4,571
Nonperforming assets as a percentage of loans plus other real estate owned	0.60%	0.53%	0.18%	0.69%	0.68%

The balance of nonperforming assets at the end of 2006 represents an increase of $0.6 million, or 18%, from year-end 2005 levels. Nonperforming assets increased by $2.3 million, or 176%, in 2005 as compared to 2004. The ratio of non-performing assets to total gross loans plus OREO also increased to 0.60% at the end of 2006 from 0.53% at the end of 2005. The main changes during 2006 were in Land and Construction loans.

In 2005, the nonperforming loan changes were primarily in commercial and industrial loans which increased by $1.6 million.

While the current level of nonperforming assets is relatively low, we recognize that an increase in the dollar amount of non-accrual loans is possible in the normal course of business as we expand our lending activities. We also expect occasional foreclosures as a last resort in the resolution of some problem loans.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses in our loan portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("Statement") No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (2) Statement No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the impaired loan balance and value of collateral, if the loan is collateral dependent, or present value of future cash flows or values that are observable in the secondary market.

Management conducts a critical evaluation of the loan portfolio monthly. This evaluation includes periodic loan by loan review for certain loans to evaluate the level of impairment, as well as detailed reviews of other loans (either individually or in pools) based on an assessment of the following factors: past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, collateral values, loan volumes and concentrations, size and complexity of the loans, recent loss experience in particular segments of the portfolio, bank regulatory examination and independent loan review results, and current economic conditions in the Company's marketplace, in particular the state of the technology industry and the real estate market. This process attempts to assess the risk of loss inherent in the portfolio by segregating loans into two categories for purposes of determining an appropriate level of the allowance: Loans graded "Pass through Special Mention" and "Substandard."

Loans are charged against the allowance when management believes that the uncollectibility of the loan balance is confirmed. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and specific allowances.

Specific allowances are established for impaired loans. Management considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the note agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the fair value of the collateral if the loan is collateral dependent or on the present value of expected future cash flow.

The formula portion of the allowance is calculated by applying loss factors to pools of outstanding loans. Loss factors are based on the Company's historical loss experience, adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. The adjustment factors for the formula allowance may include existing general economic and business conditions affecting the key lending areas of the Company, in particular the real estate market, credit quality trends, collateral values, loan volumes and concentrations, the technology industry and specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and bank regulatory examination results. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty.

Loans that demonstrate a weakness, for which there is a possibility of loss if the weakness is not corrected, are categorized as "classified." Classified loans include all loans considered as substandard, doubtful, and loss and may result from problems specific to a borrower's business or from economic downturns that affect the borrower's ability to repay or that cause a decline in the value of the underlying collateral (particularly real estate). The principal balance of classified loans, which include all loans internally graded as substandard, doubtful, and loss, was $24.5 million, $16.3 million, and $35.6 million, respectively, at December 31, 2006, 2005, and 2004. At December 31, 2006 and 2005, all of the Company's classified loans were graded as substandard.

In adjusting the historical loss factors applied to the respective segments of the loan portfolio, management considered the following factors:

- Levels and trends in delinquencies, non-accruals, charge offs and recoveries
- Trends in volume and loan terms
- Lending policy or procedural changes
- Experience, ability, and depth of lending management and staff
- National and local economic trends and conditions
- Concentrations of Credit

There can be no assurance that the adverse impact of any of these conditions on HBC will not be in excess of the current level of estimated losses.

It is the policy of management to maintain the allowance for loan losses at a level adequate for risks inherent in the loan portfolio. On an ongoing basis, we have engaged outside firms to independently assess our methodology and perform independent credit reviews of our loan portfolio. The Company's credit review consultants, the FRB and the DFI also review the allowance for loan losses as an integral part of the examination process. Based on information currently available to analyze loan loss delinquency and a history of actual charge-offs, management believes that the loan loss allowance is adequate. However, the loan portfolio can be adversely affected if California economic conditions and the real estate market in the Company's market area were to weaken. Also, any weakness of a prolonged nature in the technology industry would have a negative impact on the local market. The effect of such events, although uncertain at this time, could result in an increase in the level of nonperforming loans and increased loan losses, which could adversely affect the Company's future growth and profitability. No assurance of the ultimate level of credit losses can be given with any certainty.

The following table summarizes the Company's loan loss experience, as well as provisions and charges to the allowance for loan losses and certain pertinent ratios for the periods indicated:

Allowance for Loan Losses

	2006	2005	2004	2003	2002
			(Dollars in thousands)		
Balance, beginning of year	$10,224	$12,497	$13,451	$13,227	$11,154
Charge-offs:					
Commercial	(291)	(3,273)	(2,901)	(2,906)	(936)
Real estate — mortgage	—	—	—	—	—
Real estate — land and construction	—	—	—	—	—
Home equity	(540)	—	—	—	—
Consumer	—	—	—	—	—
Total charge-offs	(831)	(3,273)	(2,901)	(2,906)	(936)
Recoveries:					
Commercial	389	1,358	1,562	230	346
Real estate — mortgage	—	—	—	—	—
Real estate — land and construction	—	—	—	—	—
Home equity	—	—	—	—	—
Consumer	—	—	—	—	—
Total recoveries	389	1,358	1,562	230	346
Net charge-offs	(442)	(1,915)	(1,339)	(2,676)	(590)
Provision for loan losses	(503)	313	666	2,900	2,663
Reclassification of allowance for loan losses	—	(671)[(1)]	—	—	—
Reclassification to other liabilities	—	—	(281)[(2)]	—	—
Balance, end of year	$ 9,279	$10,224	$12,497	$13,451	$13,227
RATIOS:					
Net charge-offs to average loans *	0.06%	0.28%	0.19%	0.41%	0.09%
Allowance for loan losses to average loans *	1.32%	1.47%	1.80%	2.07%	2.07%
Allowance for loan losses to total loans *	1.28%	1.48%	1.72%	2.03%	1.96%
Allowance for loan losses to nonperforming loans	215%	278%	940%	294%	289%

* Average loans and total loans exclude loans held for sale

(1) The Company reclassified $0.7 million of the allowance allocated to $32 million of commercial asset based loans that were reclassified to loans held-for-sale as of December 31, 2005. Thus, the carrying value of these loans held-for-sale includes an allowance for loan losses of $0.7 million.

(2) The Company reclassified estimated losses on unused commitments of $0.3 million to other liabilities as of December 31, 2004.

The Company's allowance for loan losses has steadily decreased from 2003 through 2006. This trend has been attributable primarily to decreases in classified loan balances. The Company's allowance for loan losses decreased $0.9 million in 2006 as compared to 2005. The Company had a credit provision of $0.5 million in 2006, compared to a loss provision of $0.3 million in 2005.

Net loans charged-off reflect the realization of losses in the portfolio that were recognized previously though provisions for loan losses. Net charge-offs were $0.4 million, $1.9 million, and $1.3 million in 2006, 2005, and 2004, respectively. The decrease in net loan charge-offs in 2006 was primarily due to continued improvement in credit quality. The increase in net loan charge-offs in 2005 was primarily due to a $2.0 million charge-off from one commercial loan, partially offset by recoveries. Historical net loan charge-offs are not necessarily indicative of the amount of net charge-offs that the Company will realize in the future.

As of December 31, 2006, the Company's unallocated allowance was $1.4 million, compared to $1.1 million as of December 31, 2005. The unallocated component of the allowance is maintained to cover uncertainties that could affect management's estimate of probable losses and also reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses on specific problem loans and pools of other loans. The unallocated allowance increased from 2004 to 2005, as the Company updated its allowance methodology. If the same methodology used at year end 2005 was applied as of December 31, 2004, the unallocated allowance would be more comparable. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

The following table provides a summary of the allocation of the allowance for loan and lease losses for specific categories at the dates indicated. The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each category represents the total amounts available for charge-offs that may occur within these categories.

Allocation of Loan Loss Allowance

	December 31,									
	2006		2005		2004		2003		2002	
	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans
	(Dollars in thousands)									
Commercial	$4,872	42%	$ 4,199	37%	$ 8,691	41%	$ 9,667	43%	$ 6,349	39%
Real estate — mortgage	1,507	33%	2,631	35%	1,498	35%	1,846	35%	2,041	31%
Real estate — land and construction	1,243	20%	1,914	22%	1,711	16%	1,714	15%	3,574	22%
Home equity	244	5%	300	6%	173	7%	157	7%	370	7%
Consumer	24	0%	33	0%	38	1%	37	0%	47	1%
Unallocated	1,389	0%	1,147	0%	386	0%	30	0%	846	0%
Total	$9,279	100%	$10,224	100%	$12,497	100%	$13,451	100%	$13,227	100%

Deposits

The composition and cost of the Company's deposit base are important components in analyzing the Company's net interest margin and balance sheet liquidity characteristics, both of which are discussed in greater detail in other sections herein. Our net interest margin is improved to the extent that growth in deposits can be concentrated in historically lower-cost deposits such as non-interest-bearing demand, NOW accounts, savings accounts and money market deposit accounts. The Company's liquidity is impacted by the volatility of deposits or other funding instruments, or in other words by the propensity of that money to leave the institution for rate-related or other reasons. Potentially, the most volatile deposits in a financial institution are jumbo certificates of deposit, meaning time deposits with balances that equal or exceed $100,000, as customers with balances of that magnitude are typically more rate-sensitive than customers with smaller balances.

The following table summarizes the distribution of deposits and the percentage of distribution in each category of deposits for the periods indicated:

Deposits

	Years Ended December 31,					
	2006		2005		2004	
	Balance	% to Total	Balance	% to Total	Balance	% to Total
			(Dollars in thousands)			
Demand, noninterest bearing....	$231,841	27%	$248,009	26%	$277,451	30%
Demand, interest bearing.......	133,413	16%	157,330	17%	120,890	13%
Savings and money market......	307,266	36%	353,798	38%	357,318	39%
Time deposits, under $100	31,097	4%	35,209	4%	38,295	4%
Time deposits, $100 and over....	111,017	13%	109,373	12%	104,719	12%
Brokered deposits, $100 and over........................	31,959	4%	36,040	4%	19,862	2%
Total deposits...............	$846,593	100%	$939,759	100%	$918,535	100%

Total deposits were $846.6 million at December 31, 2006, a decrease of $93.2 million, or 10%, compared to $939.8 million at December 31, 2005. At December 31, 2006, noninterest bearing demand deposits decreased $16.2 million, or 7%, from December 31, 2005 primarily due to decreases in title and escrow companies' accounts. Interest bearing demand deposits decreased $23.9 million, or 15%, primarily because the Company reduced certain high yield accounts; savings and money market deposits decreased $46.5 million, or 13%; time deposits decreased $2.5 million, or 2%; and brokered deposits decreased $4.1 million, or 11%.

As of December 31, 2006, the Company had a deposit mix of 36% in savings and money market accounts, 21% in time deposits, 16% in interest bearing demand accounts, and 27% in noninterest bearing demand deposits. On December 31, 2006, approximately $2.4 million, or less than 1%, of deposits were from public sources, and approximately $108.2 million, or 13%, of deposits were from real estate exchange company and title company accounts. As of December 31, 2005, the Company had a deposit mix of 38% in savings and money market accounts, 19% in time deposits, 17% in interest bearing demand accounts, and 26% in noninterest bearing demand deposits. On December 31, 2005, approximately $2.4 million, or less than 1%, of deposits were from public sources, and approximately $129.5 million, or 14%, of deposits were from real estate exchange company and title company accounts.

The Company obtains deposits from a cross-section of the communities it serves. The Company's business is not seasonal in nature. The Company had brokered deposits totaling approximately $32.0 million, and $36.0 million at December 31, 2006 and 2005, respectively. These brokered deposits generally mature within one to three years. Brokered deposits are generally less desirable because of higher interest rates. The Company is not dependent upon funds from sources outside the United States.

The following table indicates the maturity schedule of the Company's time deposits of $100,000 or more as of December 31, 2006:

Deposit Maturity Distribution

	Balance	% of Total
	(Dollars in thousands)	
Three months or less	$ 56,886	40%
Over three months through six months	33,809	23%
Over six months through twelve months	28,258	20%
Over twelve months	24,023	17%
Total	$142,976	100%

The Company focuses primarily on providing and servicing business deposit accounts that are frequently over $100,000 in average balance per account. As a result, certain types of business clients that the Company serves typically carry average deposits in excess of $100,000. The account activity for some account types and client types necessitates appropriate liquidity management practices by the Company to ensure its ability to fund deposit withdrawals.

Return on Equity and Assets

The following table indicates the ratios for return on average assets and average equity, dividend payout, and average equity to average assets for 2006, 2005, and 2004:

	2006	2005	2004
Return on average assets	1.57%	1.27%	0.80%
Return on average equity	14.62%	13.73%	9.04%
Dividend payout ratio	13.65%	—	—
Average equity to average assets ratio	10.75%	9.25%	8.80%

Off-Balance Sheet Arrangements

In the normal course of business, the Company makes commitments to extend credit to its customers as long as there are no violations of any conditions established in contractual arrangements. These commitments are obligations that represent a potential credit risk to the Company, yet are not reflected in any form within the Company's consolidated balance sheets. Total unused commitments to extend credit were $322.2 million at December 31, 2006, as compared to $334.1 million at December 31, 2005. Unused commitments represented 45% and 49% of outstanding gross loans at December 31, 2006 and 2005, respectively.

The effect on the Company's revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted, because there is no certainty that the lines of credit will ever be fully utilized. For more information regarding the Company's off-balance sheet arrangements, see Note 12 to the financial statements located elsewhere herein.

The following table presents the Company's commitments to fund as of December 31, 2006, 2005, and 2004:

	December 31, 2006	December 31, 2005	December 31, 2004
	(Dollars in thousands)		
Commitments to extend credit	$310,200	$328,031	$313,036
Standby letters of credit	12,020	6,104	5,256
	$322,220	$334,135	$318,292

Allowance for Off-Balance Sheet Credit Losses

The allowance for unfunded commitments is based on management's estimate of the amount required to reflect the probable inherent losses on outstanding letters of credit and unused loan credit commitments. Adequacy of the allowance is determined using a systematic methodology similar to the one that analyzes the allowance for loan losses. Management must also estimate the likelihood that these commitments would be funded and become loans. This is done by evaluating the historical utilization of each type of unfunded commitment and estimating the likelihood that the current utilization rates on lines available at the balance sheet date could change in the future. The allowance for unfunded commitments is included in other liabilities on the balance sheet. See table below for activity in 2006 and 2005.

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
	(Dollars in thousands)	
Balance at beginning of period	$203	$281
Provision for credit losses	274	(78)
Balance at end of period	$477	$203

Contractual Obligations

The contractual obligations of the Company, summarized by type of obligation and contractual maturity, at December 31, 2006, are as follows:

	Less Than One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)				
Securities sold under agreement to repurchase	$ 10,900	$10,900	$ —	$ —	$ 21,800
Notes payable to subsidiary grantor trusts	—	—	—	23,702	23,702
Operating leases	2,027	2,832	2,922	4,978	12,759
Time deposits	147,741	26,267	65	—	174,073
Total debt and operating leases	$160,668	$39,999	$2,987	$28,680	$232,334

In addition to those obligations listed above, in the normal course of business, the Company will make cash distributions for the payment of interest on interest bearing deposit accounts and debt obligations, payments for quarterly income tax estimates and contributions to certain employee benefit plans.

Liquidity and Asset/Liability Management

Liquidity refers to the Company's ability to maintain cash flows sufficient to fund operations, and to meet obligations and other commitments in a timely and cost-effective fashion. At various times the Company requires funds to meet short-term cash requirements brought about by loan growth or deposit outflows, the purchase of assets, or liability repayments. To manage liquidity needs properly, cash inflows must be timed to coincide with anticipated outflows or sufficient liquidity resources must be available to meet varying demands. The Company manages liquidity in such a fashion as to be able to meet unexpected sudden changes in levels of its assets or deposit liabilities without maintaining excessive amounts of on-balance sheet liquidity. Excess balance sheet liquidity can negatively impact the interest margin.

An integral part of the Company's ability to manage its liquidity position appropriately is the Company's large base of core deposits, which are generated by offering traditional banking services in its service area and which have, historically, been a stable source of funds. In addition to core deposits, the Company has the ability to raise deposits through various deposit brokers if required for liquidity purposes. The Company's net loan to deposit ratio increased to 86% at end of 2006 from 73% at the end of 2005, due to a decrease in deposits during 2006.

To meet liquidity needs, the Company maintains a portion of its funds in cash deposits at other banks, in Federal funds sold and in securities available for sale. The primary liquidity ratio is composed of net cash, non-pledged securities, and other marketable assets, divided by total deposits and short-term liabilities minus liabilities secured by investments or other marketable assets. As of December 31, 2006, the Company's primary liquidity ratio was 13.64%, comprised of $75.5 million in securities available for sale of maturities of up to five years, less $10.9 million of securities that were pledged to secure public and certain other deposits as required by law and contract, Federal funds sold of $15.1 million, and $34.3 million cash and due from banks, as a percentage of total unsecured deposits of $835.7 million.

As of December 31, 2005, the Company's primary liquidity ratio was 20.16%, comprised of $99.7 million in securities available for sale of maturities of up to five years, less $10.8 million of securities that were pledged to secure public and certain other deposits as required by law and contract, Federal funds sold of $62.9 million and $35.6 million in cash and due from banks, as a percentage of total unsecured deposits of $929.0 million.

The following table summarizes the Company's borrowings under its Federal funds purchased, security repurchase arrangements and lines of credit for the periods indicated:

	December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Average balance during the year	$25,429	$40,748	$43,109
Average interest rate during the year	2.46%	2.26%	2.07%
Maximum month-end balance	$32,700	$57,800	$48,600
Average rate at December 31,	2.56%	2.34%	2.21%

Capital Resources

At December 31, 2006, the Company had total shareholders' equity of $122.8 million, which included $62.4 million in common stock and $62.5 million in retained earnings.

The Company paid cash dividends totaling $2.4 million, or $0.20 per share in 2006. In the first quarter of 2007, the Company increased its quarterly dividend from $0.05 per share to $0.06 per share. The Company anticipates paying future dividends within the range of typical peer payout ratios provided, however, that no assurance can be given that earnings and/or growth expectations in any given year will justify the payment of such a dividend.

On February 7, 2006, the Board of Directors authorized the repurchase of up to $10 million of common stock through June 30, 2007. Shares may be repurchased in open market purchases or in privately negotiated transactions as permitted under applicable rules and regulations. The repurchase program may be modified, suspended or terminated by the Board of Directors at any time without notice. The extent to which the Company repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations.

The Company uses a variety of measures to evaluate capital adequacy. Management reviews various capital measurements on a regular basis and takes appropriate action to ensure that such measurements are within established internal and external guidelines. The external guidelines, which are issued by the Federal Reserve Board and the FDIC, establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. There are two categories of capital under the Federal Reserve Board and FDIC guidelines: Tier 1 and Tier 2 Capital. Our Tier 1 Capital currently includes common shareholders' equity and the proceeds from the issuance of trust preferred securities (trust preferred securities are counted only up to a maximum of 25% of Tier 1 capital), less intangible assets, and add the unrealized net losses (after tax adjustments) on securities available for sale and accumulated net losses on cash flow hedges, which are carried at fair market value. Our Tier 2 Capital includes the amount of trust preferred securities not includible in Tier 1 Capital, and the allowances for loan losses and off balance sheet credit losses.

The following table summarizes risk-based capital, risk-weighted assets, and risk-based capital ratios of the Company:

	December 31, 2006	December 31, 2005	December 31, 2004
	(Dollars in thousands)		
Capital components:			
Tier 1 Capital	$ 147,600	$ 133,715	$ 121,096
Tier 2 Capital	9,756	10,427	11,623
Total risk-based capital	$ 157,356	$ 144,142	$ 132,719
Risk-weighted assets	$ 855,715	$ 941,567	$ 929,241
Average assets (regulatory purposes)	$1,087,502	$1,157,704	$1,112,526

	2006	2005	2004	Minimum Regulatory Requirements
Capital ratios:				
Total risk-based capital	18.4%	15.3%	14.3%	8.00%
Tier 1 risk-based capital	17.3%	14.2%	13.0%	4.00%
Leverage(1)	13.6%	11.6%	10.9%	4.00%

(1) Tier 1 capital divided by average assets (excluding goodwill).

The table above presents the capital ratios of the Company computed in accordance with applicable regulatory guidelines and compared to the standards for minimum capital adequacy requirements under the FDIC's prompt corrective action authority as of December 31, 2006. The risk-based and leverage capital ratios are defined in Item 1 — "*Business — Supervision and Regulation — HBC*" on page 6.

At December 31, 2006, 2005 and 2004, the Company's capital met all minimum regulatory requirements. As of December 31, 2006, 2005 and 2004, management believes that HBC was considered "well capitalized" under the regulatory framework for prompt corrective action.

Mandatory Redeemable Cumulative Trust Preferred Securities.

To enhance regulatory capital and to provide liquidity, the Company, through unconsolidated subsidiary grantor trusts, issued the following mandatorily redeemable cumulative trust preferred securities of subsidiary grantor trusts: In the first quarter of 2000, the Company issued $7 million aggregate principal amount of 10.875% subordinated debentures due on March 8, 2030 to a subsidiary trust, which in turn issued a similar amount of trust preferred securities. In the third quarter of 2000, the Company issued $7 million aggregate principal amount of 10.60% subordinated debentures due on September 7, 2030 to a subsidiary trust, which in turn issued a similar amount of trust preferred securities. In the third quarter of 2001, the Company issued $5 million aggregate principal amount of Floating Rate Junior Subordinated Deferrable Interest Debentures due on July 31, 2031 to a subsidiary trust, which in turn issued a similar amount of trust preferred securities. In the third quarter of 2002, the Company issued $4 million aggregate principal amount of Floating Rate Junior Subordinated Deferrable Interest Debentures due on September 26, 2032 to a subsidiary trust, which in turn issued a similar amount of trust preferred securities. Under applicable regulatory guidelines, the trust preferred securities currently qualify as Tier I capital. The subsidiary trusts are not consolidated in the Company's consolidated financial statements and the subordinated debt payable to the subsidiary grantor trusts is recorded as debt of the Company to the related trusts. See Footnote 6 the Consolidated Financial Statements.

Market Risk

Market risk is the risk of loss to future earnings, to fair values, or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments, including securities, loans, deposits and borrowings, as well as the Company's role as a financial intermediary in customer-related transactions. The objective of market risk management is to avoid excessive exposure of the Company's earnings and equity to loss and to reduce the volatility inherent in certain financial instruments.

Interest Rate Management

Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices. The Company's market risk exposure is primarily that of interest rate risk, and it has established policies and procedures to monitor and limit earnings and balance sheet exposure to changes in interest rates. The Company does not engage in the trading of financial instruments, nor does the Company have exposure to currency exchange rates.

The principal objective of interest rate risk management (often referred to as "asset/liability management") is to manage the financial components of the Company in a manner that will optimize the risk/reward equation for earnings and capital in relation to changing interest rates. The Company's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee ("ALCO"). Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and accept the risks. Management uses two methodologies to manage interest rate risk: (i) a standard GAP analysis; and (ii) an interest rate shock simulation model.

The planning of asset and liability maturities is an integral part of the management of an institution's net interest margin. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net interest margin may change over time. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of loans or securities or in the form of delays in the adjustment of rates of interest applying to either earning assets with floating rates or to interest bearing liabilities. The Company has generally been able to control its exposure to changing interest rates by maintaining primarily floating interest rate loans and a majority of its time certificates with relatively short maturities.

Interest rate changes do not affect all categories of assets and liabilities equally or at the same time. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities, which may have a significant effect on the net interest margin and are not reflected in the interest sensitivity analysis table. Because of these factors, an interest sensitivity gap report may not provide a complete assessment of the exposure to changes in interest rates.

The Company uses modeling software for asset/liability management in order to simulate the effects of potential interest rate changes on the Company's net interest margin, and to calculate the estimated fair values of the Company's financial instruments under different interest rate scenarios. The program imports current balances, interest rates, maturity dates and repricing information for individual financial instruments, and incorporates assumptions on the characteristics of embedded options along with pricing and duration for new volumes to project the effects of a given interest rate change on the Company's interest income and interest expense. Rate scenarios consisting of key rate and yield curve projections are run against the Company's investment, loan, deposit and borrowed funds portfolios. These rate projections can be shocked (an immediate and parallel change in all base rates, up or down), ramped (an incremental increase or decrease in rates over a specified time period), based on current trends and econometric models or economic conditions stable (unchanged from current actual levels).

The Company applies a market value ("MV") methodology to gauge its interest rate risk exposure as derived from its simulation model. Generally, MV is the discounted present value of the difference between incoming cash flows on interest earning assets and other investments and outgoing cash flows on interest bearing liabilities and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the MV which would result from a theoretical 200 basis point (1 basis point equals 0.01%) change in market interest rates. Both a 200 basis point increase and a 200 basis point decrease in market rates are considered.

At December 31, 2006, it was estimated that the Company's MV would increase 17.16% in the event of a 200 basis point increase in market interest rates. The Company's MV at the same date would decrease 24.76% in the event of a 200 basis point decrease in market interest rates.

Presented below, as of December 31, 2006 and 2005, is an analysis of the Company's interest rate risk as measured by changes in MV for instantaneous and sustained parallel shifts of 200 basis points in market interest rates:

	2006				2005			
	$ Change in Market Value	% Change in Market Value	Market Value as a % of Present Value of Assets		$ Change in Market Value	% Change in Market Value	Market Value as a % of Present Value of Assets	
			MV Ratio	Change (bp)			MV Ratio	Change (bp)
	(Dollars in thousands)							
Change in rates								
+200 bp	$ 31,607	17.16%	21.1%	309	$ 41,217	23.41%	19.6%	371
0 bp	$ —	0.00%	18.0%	0	$ —	0.00%	15.9%	0
−200 bp	$(45,606)	(24.76)%	13.6%	(446)	$(61,175)	(34.74)%	10.4%	(551)

Management believes that the MV methodology overcomes three shortcomings of the typical maturity gap methodology. First, it does not use arbitrary repricing intervals and accounts for all expected future cash flows. Second, because the MV method projects cash flows of each financial instrument under different interest rate environments, it can incorporate the effect of embedded options on an institution's interest rate risk exposure. Third, it allows interest rates on different instruments to change by varying amounts in response to a change in market interest rates, resulting in more accurate estimates of cash flows.

However, as with any method of gauging interest rate risk, there are certain shortcomings inherent to the MV methodology. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve. In reality, rate changes are rarely instantaneous. The use of the simplifying assumption that short-term and long-term rates change by the same degree may also misstate historic rate patterns, which rarely show parallel yield curve shifts. Further, the model assumes that certain assets and liabilities of similar maturity or period to repricing will react in the same way to changes in rates. In reality, certain types of financial instruments may react in advance of changes in market rates, while the reaction of other types of financial instruments may lag behind the change in general market rates. Additionally, the MV methodology does not reflect the full impact of annual and lifetime restrictions on changes in rates for certain assets, such as adjustable rate loans. When interest rates change, actual loan prepayments and actual early withdrawals from certificates may deviate significantly from the assumptions used in the model. Finally, this methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan clients' ability to service their debt. All of these factors are considered in monitoring the Company's exposure to interest rate risk.

CRITICAL ACCOUNTING POLICIES

General

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within our consolidated financial statements is, to a significant extent, based on approximate measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. In certain instances, we use a discount factor and prepayment assumptions to determine the present value of assets and liabilities. A change in the discount factor or prepayment speeds could increase or decrease the values of those assets and liabilities which would result in either a beneficial or adverse impact to our financial results. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. The Company adopted Statement 123R on January 1, 2006, and elected the modified prospective method, under which prior periods are not revised for comparative purposes. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method, although the economics of our transactions would be the same.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses in our loan portfolio. Our accounting for estimated loan losses is discussed under the heading "Allowance for Loan Losses" beginning on page 42.

Loan Sales and Servicing

The amounts of gains recorded on sales of loans and the initial recording of servicing assets and I/O strips are based on the estimated fair values of the respective components. In recording the initial value of the servicing assets and the fair value of the I/O strips receivable, the Company uses estimates which are made on management's expectations of future prepayment and discount rates as discussed in Note 3 to the consolidated financial statements.

Stock Based Compensation

We grant stock options to purchase our common stock to our employees and directors under the 2004 Plan. We also granted our chief executive officer restricted stock when he joined the Company.

Additionally, we have outstanding options that were granted under an option plan from which we no longer make grants. The benefits provided under all of these plans are subject to the provisions of FASB Statement 123(Revised), "Share-Based Payments," which we adopted effective January 1, 2006. We elected to use the modified prospective application in adopting Statement 123R and therefore have not restated results for prior periods. The valuation provisions of Statement 123R apply to new awards and to awards that are outstanding on the adoption date and subsequently modified or cancelled. Our results of operations for fiscal 2006 were impacted by the recognition of non cash expense related to the fair value of our share-based compensation awards as discussed in Note 1 to the consolidated financial statements.

The determination of fair value of stock-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price, as well as the input of other subjective assumptions. These assumptions include, but are not limited to, the expected term of stock options and our expected stock price volatility over the term of the awards. Our stock options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

Statement 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. If actual forfeitures vary from our estimates, we will recognize the difference in compensation expense in the period the actual forfeitures occur of when options vest.

Our accounting for stock options is disclosed primarily in Notes 1 and 8 to the consolidated financial statements.

ITEM 7A — *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those which have a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign exchange or commodity price risk. The Company has no market risk sensitive instruments held for trading purposes. As of December 31, 2006, the Company does not use interest rate derivatives to hedge its interest rate risk.

The information concerning quantitative and qualitative disclosure or market risk called for by Item 305 of Regulation S-K is included as part of Item above. See page 51.

ITEM 8 — *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The financial statements and reports of Independent Registered Public Accounting Firms are set forth on pages 60 through 96.

ITEM 9 — *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES*

None

ITEM 9A — *CONTROLS AND PROCEDURES*

Disclosure Control and Procedures

The Company has carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of

December 31, 2006. As defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported on a timely basis. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded the Company's disclosure controls were effective as of December 31, 2006, the period covered by this report on Form 10K.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of a company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of a company are being made only in accordance with authorizations of management and the board of directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on its financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has used the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the SEC and the Public Company Accounting Oversight Board, that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Based on our assessment, management has concluded that our internal control over financial reporting, based on criteria established in "Internal Control-Integrated Framework" issued by COSO was effective as of December 31, 2006.

The Company's independent registered public accounting firm has issued an attestation report on the management's assessment of the Company's internal controls over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B — *OTHER INFORMATION*

None

PART III

ITEM 10 — *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNACE*

Information required by this item will be contained in our Definitive Proxy Statement for our 2007 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A with the Securities and Exchange Commission within 120 days of December 31, 2006. Such Information is incorporated herein by reference.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and to all of our other officers, directors, employees and agents. The code of ethics is available at the Corporate Governance section of the Investor Relations page on our website at www.heritagecommercecorp.com. We intend to disclose future amendments to, or waivers from, certain provisions of our code of ethics on the above website within four business days following the date of such amendment or waiver.

ITEM 11 — EXECUTIVE COMPENSATION

Information required by this item will be contained in our Definitive Proxy Statement for our 2007 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A with the Securities and Exchange Commission within 120 days of December 31, 2006. Such information is incorporated herein by reference.

ITEM 12 — *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this item will be contained in our Definitive Proxy Statement for our 2007 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A with the Securities and Exchange Commission within 120 days of December 31, 2006. Such information is incorporated herein by reference.

ITEM 13 — *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

Information required by this item will be contained in our Definitive Proxy Statement for our 2007 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A, with the Securities and Exchange Commission within 120 days of December 31, 2006. Such information is incorporated herein by reference.

ITEM 14 — *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information required by this item will be contained in our Definitive Proxy Statement for our 2007 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A, with the Securities and Exchange Commission within 120 days of December 31, 2006. Such information is incorporated herein by reference.

PART IV

ITEM 15 — *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) FINANCIAL STATEMENTS

The Financial Statements of the Company and the independent auditors' reports are set forth on pages 60 through 96.

(a)(2) FINANCIAL STATEMENT SCHEDULES

All schedules to the Financial Statements are omitted because of the absence of the conditions under which they are required or because the required information is included in the Financial Statements or accompanying notes.

(a)(3) EXHIBITS

The exhibit list required by this Item is incorporated by reference to the Exhibit Index included in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report on Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized.

HERITAGE COMMERCE CORP

BY: /s/ WALTER T. KACZMAREK
Walter T. Kaczmarek
Chief Executive Officer

DATE: March 16, 2007

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ FRANK BISCEGLIA Frank Bisceglia	Director	March 16, 2007
/s/ JAMES BLAIR James Blair	Director	March 16, 2007
/s/ JACK CONNER Jack Conner	Director and Chairman of the Board	March 16, 2007
/s/ WILLIAM DEL BIAGGIO, JR. William Del Biaggio, Jr.	Director	March 16, 2007
/s/ WALTER T. KACZMAREK Walter T. Kaczmarek	Director and Chief Executive Officer and President (Principle Executive Officer)	March 16, 2007
/s/ LAWRENCE D. MCGOVERN Lawrence D. McGovern	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2007
/s/ ROBERT MOLES Robert Moles	Director	March 16, 2007
/s/ LON NORMANDIN Lon Normandin	Director	March 16, 2007
/s/ JACK PECKHAM Jack Peckham	Director	March 16, 2007
/s/ HUMPHREY POLANEN Humphrey Polanen	Director	March 16, 2007
/s/ CHARLES TOENISKOETTER Charles Toeniskoetter	Director	March 16, 2007
/s/ RANSON WEBSTER Ranson Webster	Director	March 16, 2007

HERITAGE COMMERCE CORP

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Heritage Commerce Corp
San Jose, California

We have audited the accompanying consolidated balance sheets of Heritage Commerce Corp as of December 31, 2006 and 2005, and the related consolidated income statements, statements of changes in shareholders' equity and statements of cash flows for the years then ended. We also have audited management's assessment, included in *Management's Annual Report on Internal Control over Financial Reporting* in Item 9A of Form 10-K, that Heritage Commerce Corp maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Heritage Commerce Corp's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Commerce Corp as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Heritage Commerce Corp maintained effective internal control over financial reporting as of

December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Heritage Commerce Corp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Chizek and Company LLP

Oak Brook, Illinois
March 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Heritage Commerce Corp:

We have audited the accompanying consolidated statements of income, changes in shareholders' equity, and cash flows of Heritage Commerce Corp and subsidiary (the "Company") for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Heritage Commerce Corp and subsidiary for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
March 30, 2005

HERITAGE COMMERCE CORP

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	$ 34,285	$ 35,560
Federal funds sold	15,100	62,900
Total cash and cash equivalents	49,385	98,460
Securities available for sale, at fair value	172,298	198,495
Loans held for sale, at lower of cost or market	17,234	70,147
Loans, net of deferred costs	725,754	688,778
Allowance for loan losses	(9,279)	(10,224)
Loans, net	716,475	678,554
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	6,113	5,859
Company owned life insurance	36,174	34,735
Premises and equipment, net	2,539	2,541
Accrued interest receivable and other assets	36,920	41,718
Total assets	$1,037,138	$1,130,509
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits		
Demand, noninterest bearing	$ 231,841	$ 248,009
Demand, interest bearing	133,413	157,330
Savings and money market	307,266	353,798
Time deposits, under $100	31,097	35,209
Time deposits, $100 and over	111,017	109,373
Brokered deposits, $100 and over	31,959	36,040
Total deposits	846,593	939,759
Notes payable to subsidiary grantor trusts	23,702	23,702
Securities sold under agreement to repurchase	21,800	32,700
Accrued interest payable and other liabilities	22,223	22,731
Total liabilities	914,318	1,018,892
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; none outstanding	—	—
Common Stock, no par value; 30,000,000 shares authorized; shares outstanding: 11,656,943 in 2006 and 11,807,649 in 2005	62,363	67,602
Retained earnings	62,452	47,539
Unearned restricted stock award	—	(803)
Accumulated other comprehensive loss	(1,995)	(2,721)
Total shareholders' equity	122,820	111,617
Total liabilities and shareholders' equity	$1,037,138	$1,130,509

See notes to consolidated financial statements

HERITAGE COMMERCE CORP

CONSOLIDATED INCOME STATEMENTS

	Years Ended December 31,		
	2006	2005	2004
	(Dollars in thousands, except per share data)		
Interest income:			
Loans, including fees	$61,859	$54,643	$43,593
Securities, taxable	7,614	7,042	6,418
Securities, non-taxable	182	205	297
Interest bearing deposits in other financial institutions	132	97	14
Federal funds sold	3,170	1,769	363
Total interest income	72,957	63,756	50,685
Interest expense:			
Deposits	19,588	12,849	6,798
Notes payable to subsidiary grantor trusts	2,310	2,136	1,958
Repurchase agreements and other	627	922	892
Total interest expense	22,525	15,907	9,648
Net interest income before provison for loan losses	50,432	47,849	41,037
Provision for loan losses	(503)	313	666
Net interest income after provision for loan losses	50,935	47,536	40,371
Noninterest income:			
Gain on sale of loans	4,008	2,871	3,052
Servicing income	1,860	1,838	1,498
Increase in cash surrender value of life insurance	1,439	1,236	1,031
Service charges and fees on deposit accounts	1,335	1,468	1,799
Gain on sale of leased equipment	0	299	0
Equipment leasing	0	131	871
Gain on sales of securities available-for-sale	0	0	476
Mortgage brokerage fees	0	0	168
Other	1,198	1,580	1,649
Total noninterest income	9,840	9,423	10,544
Noninterest expense:			
Salaries and employee benefits	19,414	19,845	20,189
Occupancy	3,110	3,254	3,670
Professional fees	1,688	1,617	2,656
Advertising and promotion	1,064	985	1,090
Client services	1,000	1,404	1,044
Low income housing investment losses and writedowns	995	957	878
Data processing	806	661	722
Furniture and equipment	517	734	921
Retirement plan expense	352	619	306
Operational losses	9	37	2,219
Amortization of leased equipment	0	334	1,016
Other	5,313	4,786	4,527
Total noninterest expense	34,268	35,233	39,238
Income before income taxes	26,507	21,726	11,677
Income tax expense	9,237	7,280	3,199
Net income	$17,270	$14,446	$ 8,478
Earnings per share:			
Basic	$ 1.47	$ 1.22	$ 0.73
Diluted	$ 1.44	$ 1.19	$ 0.71

See notes to consolidated financial statements

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	Common Stock Shares	Common Stock Amount	Unearned Restricted Stock Award	Unallocated ESOP Shares	Accumlated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity	Comprehensive Income
			(Dollars in thousands, except shares)					
Balance, January 1, 2004	11,381,037	$65,234	$ —	$(443)	$ 79	$24,615	$ 89,485	
Net Income	—	—	—	—	—	8,478	8,478	$ 8,478
Net change in unrealized gain/loss on securities available-for-sale and Interest-Only strips, net of reclassification adjustment and deferred income taxes	—	—	—	—	(684)	—	(684)	(684)
Increase in pension liability, net of deferred income taxes	—	—	—	—	(1,125)	—	(1,125)	(1,125)
Total comprehensive income								$ 6,669
ESOP shares released	—	296	—	250	—	—	546	
Common stock repurchased	(263,728)	(4,214)	—	—	—	—	(4,214)	
Stock options exercised, including related tax benefits	552,528	6,093	—	—	—	—	6,093	
Balance, December 31, 2004	11,669,837	67,409	—	(193)	(1,730)	33,093	98,579	
Net Income	—	—	—	—	—	14,446	14,446	$14,446
Net change in unrealized gain/loss on securities available-for-sale and Interest-Only strips, net of reclassification adjustment and deferred income taxes	—	—	—	—	(664)	—	(664)	(664)
Increase in pension liability, net of deferred income taxes	—	—	—	—	(327)	—	(327)	(327)
Total comprehensive income								$13,455
ESOP shares released	—	284	—	193	—	—	477	
Restricted stock award	51,000	926	(926)	—	—	—	—	
Amortization of restricted stock award	—	—	123	—	—	—	123	
Redemption payment on commom stock	—	(12)	—	—	—	—	(12)	
Common stock repurchased	(300,160)	(5,732)	—	—	—	—	(5,732)	
Stock options exercised, including related tax benefits	386,972	4,727	—	—	—	—	4,727	
Balance, December 31, 2005	11,807,649	67,602	(803)	—	(2,721)	47,539	111,617	
Net Income	—	—	—	—	—	17,270	17,270	$17,270
Net change in unrealized gain/loss on securities available-for-sale and Interest-Only strips, net of reclassification adjustment and deferred income taxes	—	—	—	—	377	—	377	377
Decrease in pension liability, net of deferred income taxes	—	—	—	—	349	—	349	349
Total comprehensive income								$17,996
Reclassification of unearned restricted stock award upon adoption of Statement 123 (revised 2004)	—	(803)	803	—	—	—	—	
Amortization of restricted stock award	—	154	—	—	—	—	154	
Cash dividend declared on common stock, $0.20 per share	—	—	—	—	—	(2,357)	(2,357)	
Common stock repurchased	(330,300)	(7,888)	—	—	—	—	(7,888)	
Stock option expense	—	780	—	—	—	—	780	
Stock options exercised, including related tax benefits	179,594	2,518	—	—	—	—	2,518	
Balance, December 31, 2006	11,656,943	$62,363	$ —	$ —	$(1,995)	$62,452	$122,820	

See notes to consolidated financial statements

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 17,270	$ 14,446	$ 8,478
Adjustments to reconcile net income to net cash provided by operating activities:			
Net gain/loss on disposals of property and equipment	0	0	(17)
Depreciation and amortization	662	988	1,366
Provision for loan losses	(503)	313	666
Gain on sale of leased equipment	0	(299)	0
Gain on sales of securities available-for-sale	0	0	(476)
Deferred income tax benefit	(319)	(360)	(1,163)
Non-cash compensation expense related to ESOP plan	0	477	546
Stock option expense	780	0	0
Amortization of restricted stock award	154	123	0
Amortization (accretion) of discounts and premiums on securities	(1,087)	928	1,090
Gain on sale of loans	(4,008)	(2,871)	(3,052)
Proceeds from sales of loans held for sale	96,749	51,176	57,647
Originations of loans held for sale	(65,839)	(78,227)	(74,898)
Maturities of loans held for sale	26,011	26,510	13,763
Increase in cash surrender value of life insurance	(1,439)	(1,236)	(1,031)
Effect of changes in:			
Accrued interest receivable and other assets	4,270	(7,181)	(3,948)
Accrued interest payable and other liabilities	1,562	4,909	4,540
Net cash provided by operating activities	74,263	9,696	3,511
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net change in loans (including purchase of $10,306 in 2006)	(37,418)	4,609	(64,712)
Purchases of securities available-for-sale	(64,018)	(26,087)	(127,662)
Maturities/Paydowns/Calls of securities available-for-sale	92,274	57,707	23,270
Proceeds from sales of securities available-for-sale	0	0	22,641
Sale of leased equipment	0	687	0
Purchases of company owned life insurance	0	(7,196)	0
Purchase of premises and equipment	(660)	(346)	(532)
Purchase of restricted stock and other investments	(254)	(1,164)	(2,191)
Net cash provided by (used in) investing activities	(10,076)	28,210	(149,186)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in deposits	(93,166)	21,224	83,125
Payment of other liability	(1,469)	(2,299)	0
Exercise of stock options	2,518	4,727	6,093
Common stock repurchased	(7,888)	(5,744)	(4,214)
Payment of cash dividend	(2,357)	0	0
Net change in other borrowings	(10,900)	(15,100)	4,200
Net cash provided by (used in) financing activities	(113,262)	2,808	89,204
Net increase (decrease) in cash and cash equivalents	(49,075)	40,714	(56,471)
Cash and cash equivalents, beginning of year	98,460	57,746	114,217
Cash and cash equivalents, end of year	$ 49,385	$ 98,460	$ 57,746
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 22,285	$ 15,291	$ 9,493
Income taxes	$ 4,781	$ 13,828	$ 3,080
Supplemental schedule of non-cash investing activity:			
Transfer of commerical loans to loans held-for-sale	$ 0	$ 32,057	$ 0
Transfer of commercial loan held for sale to commercial loans	$ 0	$ 2,500	$ 0

See notes to consolidated financial statements

HERITAGE COMMERCE CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Heritage Commerce Corp (the "Company") operates as a bank holding company. Effective January 1, 2003, Heritage Bank East Bay ("HBEB"), Heritage Bank South Valley ("HBSV"), and Bank of Los Altos ("BLA") were merged into Heritage Bank of Commerce ("HBC" or "the Bank"). HBC is a California state chartered bank which offers a full range of commercial and personal banking services to residents and the business/professional community in Santa Clara and Alameda counties, California. HBC was incorporated on November 23, 1993 and commenced operations on June 8, 1994.

The consolidated financial statements include the accounts of the Company and its subsidiary bank. All inter- company accounts and transactions have been eliminated.

The Company also has four other subsidiaries, Heritage Capital Trust I and Heritage Statutory Trust I, formed in 2000, Heritage Statutory Trust II, formed in 2001, and Heritage Statutory Trust III, formed in 2002, which are Delaware statutory business trusts formed for the exclusive purpose of issuing trust preferred securities. These subsidiary trusts are not consolidated in the Company's consolidated financial statements and the subordinated debt payable to subsidiary grantor trusts is recorded as debt of the Company to the related trusts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, loan servicing rights, defined benefit pension obligation, interest-only strip receivables and the fair values of financial instruments are particularly subject to change.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds are sold and purchased for one-day periods.

Cash Flows

Net cash flows are reported for customer loan and deposit transactions, and Federal funds purchased and repurchase agreements.

Securities

The Company classifies its securities as either available-for-sale or held-to-maturity at the time of purchase. Securities available-for-sale are recorded at fair value with a corresponding recognition of the net unrealized holding gain or loss, net of deferred income taxes, as a net amount within accumulated other comprehensive income (loss), which is a separate component of shareholders' equity. Securities held-to-maturity are recorded at amortized cost and are based on the Company's positive intent and ability to hold the securities to maturity. As of December 31, 2006 and 2005, all the Company's securities were classified as available-for-sale securities.

A decline in the market value of any available-for-sale or held-to-maturity security below amortized cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. In estimating other-than-temporary losses, management considers (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Interest income includes amortization of purchase premiums or discount. Premiums and discounts are amortized, or accreted, over the life of the related security as an adjustment to income using a method that approximates the interest method. Realized gains and losses are recorded on the trade date and determined using the specific identification method for determining the cost of securities sold.

Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment. Because this stock is viewed as a long term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income. The Bank is also member of the FRB. FRB stock is classified as a restricted security, and cash dividends are reported as income.

Loans Held for Sale

The Company holds for sale the guaranteed portion of certain loans guaranteed by the Small Business Administration or the U.S. Department of Agriculture (collectively referred to as "SBA loans"). These loans are carried at the lower of cost or market, based on the aggregate value of the portfolio. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Gains or losses on SBA loans held for sale are recognized upon completion of the sale, and are based on the difference between the net sales proceeds and the relative fair value of the guaranteed portion of the loan sold compared to the relative fair value of the unguaranteed portion.

SBA loans are sold with servicing retained. The servicing assets that result from the sale of SBA loans consist of servicing rights and interest-only strip receivables.

The Company accounts for the sale and servicing of SBA loans based on the financial and servicing assets it controls and liabilities it has incurred, derecognizing financial assets when control has been surrendered, and derecognizing liabilities when extinguished. Servicing rights are measured at their fair value and are amortized in proportion to and over the period of net servicing income and are assessed for impairment on an ongoing basis. Impairment is determined by stratifying the servicing rights based on interest rates and terms. Any servicing assets in excess of the contractually specified servicing fees are reclassified at fair value as an interest-only (I/O) strip receivable and treated like an available for sale security. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance. The servicing rights, net of any required valuation allowance, and I/O strip receivable are included in other assets.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or maturity or payoff are stated at the principal amount outstanding net of deferred loan origination fees and costs. The majority of the Company's loans are at variable interest rates. Interest on loans is accrued on the unpaid principal balance and is credited to income using the effective yield interest method.

Generally, if a loan is classified as non-accrual, the accrual of interest is discontinued, any accrued and unpaid interest is reversed, and the amortization of deferred loan fees and costs is discontinued. Loans are classified as non-accrual when the payment of principal or interest is 90 days past due, unless the amount is well secured and in the process of collection. Any interest or principal payments received on nonaccrual loans are applied toward reduction of principal. Nonaccrual loans generally are not returned to performing status until the obligation is brought current, the loan has performed in accordance with the contract terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Non-refundable loan fees and direct origination costs are deferred and recognized over the expected lives of the related loans using the effective yield interest method.

Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb probable losses incurred in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses. Loans are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. The allowance is increased by the provision for loan losses, which is charged against current period operating results, and decreased by loan charge-offs, net of recoveries. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and specific allowances.

The formula allowance is calculated by applying loss factors to pools of outstanding loans. Loss factors are based on the Company's historical loss experience, adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. The adjustment factors for the formula allowance may include existing general economic and business conditions affecting the key lending areas of the Company, in particular the technology industry and the real estate market, credit quality trends, collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and bank regulatory examination results. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty.

Specific allowances are established for impaired loans, but the entire allowance is available for any loan, that in management's judgment, should be charged off. Management considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the note agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Commercial, land and construction and commercial real estate loans are individually evaluated for impairment. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Company Owned Life Insurance

The Company has purchased life insurance policies on certain directors and officers. Company owned life insurance is recorded at its cash surrender value or the amount that can be realized.

Premises and Equipment

Premises and equipment are stated at cost. Depreciation and amortization are computed on a straight-line basis over the lesser of the respective lease terms or estimated useful lives of five to fifteen years. The Company evaluates the recoverability of long-lived assets on an on-going basis.

Equipment under Operating Leases to Others

Equipment under operating leases where the Company was the lessor were carried at cost less accumulated depreciation based on the terms of the leases. This equipment represented a pool of electronic testing equipment available for short-term rentals purchased in 2002 from a third party, who serviced the leases. At December 31, 2004, the Company had $2,807,000 in equipment and $2,085,000 in accumulated depreciation related to these leases. Depreciation expense was $1,016,000 and rental revenue on the leases was $871,000 in 2004. The Company regularly evaluated this equipment for impairment. In 2004, the Company recorded a write-off on the electronic test equipment of $2,193,000 due to an impairment. In 2005, the Company sold all the electronic test equipment and recognized a gain on sale of $299,000.

Termination Benefits

In 2004, the Company recorded certain termination benefits related to the elimination of certain full time positions and the resignation of the former CEO. The Company recorded severance expense of $1,283,000 and special termination benefit expense of $765,000 recognized in salaries and employee benefits.

Income Taxes

The Company files consolidated Federal and combined state income tax returns. Income tax expense is the total of the current year income tax payable or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share reflects potential dilution from outstanding stock options, using the treasury stock method. There were 167,763, 25,225 and 14,336 stock options for 2006, 2005, and 2004 that were considered to be antidilutive and excluded from the computation of diluted earnings per share. For each of the years presented, net income is the same for basic and diluted earnings per share. Reconciliation of weighted average shares used in computing basic and diluted earnings per share is as follows:

	Year ended December 31,		
	2006	2005	2004
Weighted average common shares outstanding — used in computing basic earnings per share	11,725,671	11,795,635	11,559,155
Dilutive effect of stock options outstanding, using the treasury stock method	230,762	311,595	427,701
Shares used in computing diluted earnings per share	11,956,433	12,107,230	11,986,856

Stock-Based Compensation

Prior to 2006, the Company accounted for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation expense was recognized in the financial statements for stock option arrangements, as the Company's stock option plan provides for the issuance of options at a price of no less than the fair market value at the date of the grant.

Statement of Financial Accounting Standards ("Statement") No. 123, "Accounting for Stock-Based Compensation," required the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method at the grant date of all stock options. Under Statement 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. Those models also require subjective assumptions, which affect the calculated values.

In December 2004, the FASB issued Statement 123 (revised 2004), "Share-Based Payment". This Statement requires that compensation costs related to share-based payment transactions be recognized in the financial statements. Measurement of the cost of employee service is based on the grant-date fair value of the equity or liability instruments issued. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. Additionally, liability awards will be remeasured each reporting period. Statement 123R replaces Statement 123, and supersedes APB Opinion 25. On April 14, 2005, the SEC issued rule 2005-57, which allowed companies to delay implementation of Statement 123R to the beginning of 2006.

The Company adopted Statement 123R on January 1, 2006, which has resulted in an increase in noninterest expense of $780,000 in 2006. The income tax benefit recognized in the income statement for stock option expense was $108,000 in 2006. Adoption of Statement 123R reduced net income by $672,000 in 2006, and decreased basic and diluted earnings per share by approximately $0.05 each. Operating and financing cash flows were not significantly affected by the adoption of Statement 123R. The Company elected the modified prospective method, under which prior periods are not revised for comparative purposes. The following table presents the Company's pro forma net income and earnings per common share for 2005 and 2004 as if the Company had applied the requirements of Statement 123:

	2005	2004
	(Dollars in thousands, except per share data)	
Net income as reported	$14,446	$8,478
Less: Compensation expense for stock options determined under fair value method	(438)	(445)
Pro forma net income	$14,008	$8,033
Net income per common share — basic		
As reported	$ 1.22	$ 0.73
Pro forma	$ 1.19	$ 0.69
Net income per common share — diluted		
As reported	$ 1.19	$ 0.71
Pro forma	$ 1.16	$ 0.67

Comprehensive Income

Comprehensive income includes net income and other comprehensive income, which represents the changes in net assets during the period from non-owner sources. The Company's sources of other comprehensive income are unrealized gains and losses on securities available-for-sale and I/O strips, which are treated like available-for-sale securities, and the liability related to the Company's supplemental retirement plan. The items in other comprehensive income are presented net of deferred income tax effects. Reclassification adjustments result from gains or losses on securities that were realized and included in net income of the current period that also had been included in other comprehensive income as unrealized holding gains and losses.

The following is a summary of the components of other comprehensive income (loss):

	Year ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Net unrealized gains (losses) on available-for-sale of securities and I/O strips during the year, including reclassification adjustment of the net realized security gain of $346, net of tax of $130, in 2004 that was recognized in income	$ 650	$(1,212)	$ (929)
Less: Deferred income tax on unrealized gains (losses) on available-for-sale of securities and I/O strips	(273)	548	245
Net unrealized gains (losses) on available-for-sale securities and I/O strips, net of deferred income tax	377	(664)	(684)
Pension liability adjustment during the year	601	(563)	(1,940)
Less: Deferred income tax on pension liability adjustment	(252)	236	815
Pension liability adjustment, net of deferred income tax	349	(327)	(1,125)
Other comprehensive income (loss)	$ 726	$ (991)	$(1,809)

Accumulated other comprehensive income (loss) consisted of the following items, net of deferred tax, at year-end.

	2006	2005
	(Dollars in thousands)	
Unrealized net losses on securities available-for-sale and I/O strips	$ (892)	$(1,269)
Pension liability	(1,103)	(1,452)
Accumulated other comprehensive income (loss)	$(1,995)	$(2,721)

Segment Reporting

HBC is an independent community business bank with nine branch offices, which offer similar products to customers located in Santa Clara, Alameda, and Contra Costa counties of California. No customer accounts for more than 10 percent of revenue for HBC or the Company. Management evaluates the Company's performance as a whole and does not allocate resources based on the performance of different lending or transaction activities. Accordingly, the Company and its subsidiary bank all operate as one business segment.

Reclassifications

Certain amounts in the 2005 and 2004 financial statements have been reclassified to conform to the 2006 presentation.

Adoption of Other New Accounting Standards

In September 2006, FASB issued Statement 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R).* This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer's fiscal year-end. Adoption of Statement 158 did not significantly change the method the Company used to account for its benefit plan since the Company's supplemental retirement plan has no assets and the liability for benefits was previously measured as of each December 31 and recorded on the Company's balance sheet.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 had no effect on the Company's financial statements for the year ended December 31, 2006.

Newly Issued but not yet Effective Accounting Standards

In February, 2006, FASB issued Statement 155, *Accounting for Certain Hybrid Instruments.* This standard amended the guidance in Statement 133, *Accounting for Derivative Instruments and Hedging Activities,* and Statement 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* Statement 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only and principal-only strips are not subject to the requirements of Statement 133. Statement 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In March, 2006, FASB issued Statement 156, *Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140.* This standard amends the guidance in Statement 140, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Among other requirements, Statement 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, including a transfer of loans with servicing retained that meets the requirements for sale accounting. Statement 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In June 2006, FASB issued FASB Interpretation ("FIN") 48, *Accounting for Uncertainty in Income Taxes.* This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement 109, *Accounting for Income Taxes.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. Adoption of EITF Issue 06-4 is not expected to have a material effect on the Company's financial statements.

In 2005, the Company began recognizing the cost of continuing life insurance coverage under split-dollar arrangements. The recorded liability for split-dollar life insurance coverage was $1,221,000 and 1,050,000 at December 31, 2006 and 2005, respectively.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, *Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance).* This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The adoption of this issue is not expected to have a material impact on the financial statements.

In September 2006, FASB issued Statement 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In February 2007, FASB issued Statement 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This statement provides companies with an option to report selected financial assets and liabilities at fair value. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in Statements 157, *Fair Value Measurements,* and 107, *Disclosures about Fair Value of Financial Instruments.* This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company has not completed its evaluation of Statement 159's effects on its financial statements.

(2) Securities

The amortized cost and estimated fair value of securities at year-end were as follows:

2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(Dollars in thousands)		
Securities available-for-sale:				
U.S. Treasury	$ 6,000	$ —	$ (37)	$ 5,963
U.S. Government Agencies	59,610	27	(241)	59,396
Municipals — Tax Exempt	8,299	—	(157)	8,142
Mortgage-Backed Securities	93,150	74	(3,038)	90,186
Collateralized Mortgage Obligations	8,683	76	(148)	8,611
Total securities available-for-sale	$175,742	$177	$(3,621)	$172,298

2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(Dollars in thousands)		
Securities available-for-sale:				
U.S. Treasury	$ 7,000	$—	$ (80)	$ 6,920
U.S. Government Agencies	82,759	6	(724)	82,041
Municipals — Tax Exempt	8,480	—	(212)	8,268
Mortgage-Backed Securities	95,009	78	(3,219)	91,868
Collateralized Mortgage Obligations	9,663	—	(265)	9,398
Total securities available-for-sale	$202,911	$84	$(4,500)	$198,495

Securities classified as U.S. Government Agencies as of December 31, 2006 were issued by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and the Federal Home Loan Bank.

At year end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

Securities with unrealized losses at year end, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

2006	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in thousands)			
U.S. Treasury	$ —	$ —	$ 5,963	$ (37)	$ 5,963	$ (37)
U.S. Government Agencies	35,078	(87)	11,456	(154)	46,534	(241)
Mortgage-Backed Securities	11,691	(65)	68,421	(2,973)	80,112	(3,038)
Municipals — Tax Exempt	—	—	8,142	(157)	8,142	(157)
Collateralized Mortgage Obligations	—	—	3,257	(148)	3,257	(148)
Total	$46,769	$(152)	$97,239	$(3,469)	$144,008	$(3,621)

2005	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
			(Dollars in thousands)			
U.S. Treasury	$ 5,924	$ (76)	$ 996	$ (4)	$ 6,920	$ (80)
U.S. Government Agencies	8,094	(2)	69,990	(722)	78,084	(724)
Mortgage-Backed Securities	25,354	(584)	57,362	(2,635)	82,716	(3,219)
Municipals — Tax Exempt	1,891	(37)	6,227	(175)	8,118	(212)
Collateralized Mortgage Obligations	—	—	9,398	(265)	9,398	(265)
Total	$41,263	$(699)	$143,973	$(3,801)	$185,236	$(4,500)

At December 31, 2006, the Company held 99 securities, of which 73 had fair values below amortized cost. Fifty-two securities have been carried with an unrealized loss for over 12 months. Unrealized losses were primarily due to higher interest rates. No security sustained a downgrade in credit rating. The issuers are of high credit quality and all principal amounts are expected to be paid when securities mature. The fair value is expected to recover as the securities approach their maturity date and/or market rates decline. Because the Company has the ability and intent to hold these securities until a recovery of fair value, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2006 or 2005.

The amortized cost and estimated fair values of securities as of December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or pre-payment penalties.

	Available-for-sale Amortized Cost	Available-for-sale Estimated Fair Value
	(Dollars in thousands)	
Due within one year	$ 37,549	$ 37,434
Due after one through five years	38,498	38,095
Due after five through ten years	12,754	12,609
Due after ten years	86,941	84,160
Total	$175,742	$172,298

Sales of securities available-for-sale resulted in gross realized gains of $0, $0, and $477,000 in 2006, 2005, and 2004, respectively.

Sales of securities available-for-sale resulted in gross realized losses of $0, $0, and $1,000 in 2006, 2005, and 2004, respectively.

Securities with amortized cost of $53,708,000 and $64,445,000 as of December 31, 2006 and 2005 were pledged to secure public and certain other deposits as required by law or contract.

(3) Loans and Loan Servicing

Loans at year-end were as follows:

	2006	2005
	(Dollars in thousands)	
Loans held for sale	$ 17,234	$ 70,147
Loans held for investment		
Commercial	300,611	256,713
Real estate — mortgage	239,041	237,566
Real estate — land and construction	143,834	149,851
Home equity	38,976	41,772
Consumer	2,422	1,721
Total loans	724,884	687,623
Deferred loan origination costs and fees, net	870	1,155
Allowance for loan losses	(9,279)	(10,224)
Loans, net	$716,475	$678,554

Real estate mortgage loans are primarily secured by mortgages on commercial property.

During 2006, HBC purchased $10,306,000 of home equity loans from another bank. The premium that HBC paid over the face value of the loans was insignificant. The purchased loans are considered to be of satisfactory credit quality.

Changes in the allowance for loan losses were as follows:

	Year ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Balance, beginning of year	$10,224	$12,497	$13,451
Loans charged-off	(831)	(3,273)	(2,901)
Recoveries	389	1,358	1,562
Net loans charged-off	(442)	(1,915)	(1,339)
Provision for loan losses	(503)	313	666
Reclassification of allowance for loan losses	—	(671)(1)	—
Reclassification to other liabilities	—	—	(281)(2)
Balance, end of year	$ 9,279	$10,224	$12,497

(1) The Company reclassified $671,000 of the allowance allocated to $32 million of commercial asset based loans that were reclassified to loans held-for-sale as of December 31, 2005. Thus, the carrying value of these loans held-for-sale includes an allowance for loan losses of $671,000.

(2) The Company reclassified the allowance for loan losses on unused commitments of $281,000 to other liabilities as of December 31, 2004.

Impaired loans were as follows:

	2006	2005
	(Dollars in thousands)	
Year-end loans with no allocated allowance for loan losses	$1,020	$ 1,150
Year-end loans with allocated allowance for loan losses	8,011	14,493
Total	$9,031	$15,643

	2006	2005	2004
	(Dollars in thousands)		
Amount of the allowance for loan losses allocated at year-end	$ 1,226	$ 2,656	$ 250
Average of impaired loans during the year	$13,551	$16,823	$1,111
Cash basis interest income recognized during impairment	$ 28	$ 110	$ 36
Interest income during impairment	$ 1,012	$ 885	$ 36

Nonperforming loans include both smaller dollar balance homogenous loans that are collectively evaluated for impairment and individually classified loans. Nonperforming loans were as follows at year-end:

	2006	2005
	(Dollars in thousands)	
Loans past due over 90 days still on accrual	$ 451	$ —
Nonaccrual loans	$3,866	$3,672

Concentrations of credit risk arise when a number of clients are engaged in similar business activities, or activities in the same geographic region, or have similar features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's loan portfolio is concentrated in commercial (primarily manufacturing, wholesale, and service) and real estate lending, with the balance in consumer loans. While no specific industry concentration is considered significant, the Company's lending operations are located in the Company's market areas that are dependent on the technology and real estate industries and their supporting companies. Thus, the Company's borrowers could be adversely impacted by a downturn in these sectors of the economy which could reduce the demand for loans and adversely impact the borrowers' ability to repay their loans.

HBC makes loans to executive officers, directors, and their affiliates. The following table presents the loans outstanding to these related parties:

	2006
	(Dollars in thousands)
Balance, beginning of year	$ 3,012
Advances on loans during the year	—
Repayment on loans during the year	(3,010)
Balance, end of year	$ 2

At December 31, 2006 and 2005, the Company serviced Small Business Administration and other guaranteed loans which it had sold to the secondary market of approximately $188,844,000 and $179,756,000.

Activity for loan servicing rights follows:

	2006	2005
	(Dollars in thousands)	
Beginning of year balance	$ 2,171	$ 2,213
Additions	1,195	1,001
Amortization	(1,212)	(1,043)
End of year balance	$ 2,154	$ 2,171

Loan servicing income is reported net of amortization. There was no valuation allowance as of December 31, 2006 and 2005, as the fair market value of the assets was greater than the carrying value. The estimated fair value of loan servicing rights was $3,562,000 and $3,810,000 at December 31, 2006 and 2005.

Servicing assets represent the servicing spread generated from the sold guaranteed portions of SBA and other guaranteed loans. In recording the initial value of the servicing rights and the fair value of the I/O strip receivable, the Company uses estimates which are based on management's expectations of future prepayment and discount rates. Management's estimate of constant prepayment rate ("CPR") was 17.7% and 15.0% for the years ended December 31, 2006 and 2005, respectively. The weighted average discount rate assumption was 9.8% and 9.0% at December 31, 2006 and 2005, respectively. These prepayment and discount rates were based on current market conditions and historical performance of the various loan pools. If actual prepayments with respect to sold loans occur more quickly than projected, the carrying value of the servicing rights may have to be adjusted through a charge to earnings. A corresponding decrease in the value of the I/O strip receivable would also be expected.

Management reviews key economic assumptions used in the FASB Statement 140 accounting model to establish the value of the I/O strip on a quarterly basis. The bank has completed a sensitivity analysis to determine the impact on the value of the asset in the event of a 10% and 20% adverse change, independently from any change in another key assumption. This test involved the CPR assumption and the discount rate assumptions. The value of the I/O strip can be adversely impacted by a significant increase in either the prepayment speed of the portfolio or a significant increase in the discount rate.

At December 31, 2006, key economic assumptions and the sensitivity of the current fair value of residual cash flows on the I/O strip to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

	(Dollars in thousands)
Carrying amount/fair value of Interest-Only (I/O) strip	$4,537
Weighted average life (in years)	4.5
Prepayment speed assumption (annual rate)	17.7%
Impact on fair value of 10% adverse change in prepayment speed (CPR 19.5%)	$ (280)
Impact on fair value of 20% adverse change in prepayment speed (CPR 21.2%)	$ (534)
Residual cash flow discount rate assumption (annual)	9.8%
Impact on fair value of 10% adverse change in discount rate (10.8% discount rate)	$ (133)
Impact on fair value of 20% adverse change in discount rate (11.8% discount rate)	$ (259)

Activity for I/O strip receivables in 2006 and 2005 follows:

	2006	2005
	(Dollars in thousands)	
Beginning of year balance	$ 4,679	$ 3,954
Additions	1,272	1,398
Amortization	(1,229)	(1,226)
Unrealized (loss) gain	(185)	553
End of year balance	$ 4,537	$ 4,679

(4) Premises and Equipment

Premises and equipment at year end were as follows:

	2006	2005
	(Dollars in thousands)	
Furniture and equipment	$ 4,704	$ 4,326
Leasehold improvements	4,420	4,553
	9,124	8,879
Accumulated depreciation and amortization	(6,585)	(6,338)
Premises and equipment, net	$ 2,539	$ 2,541

Depreciation expense was $662,000, $988,000, and $1,366,000 in 2006, 2005, and 2004, respectively.

(5) Deposits

The following table presents the scheduled maturities of time deposits, including brokered deposits, for the next five years:

	December 31, 2006
	(Dollars in thousands)
2007	$147,741
2008	17,536
2009	8,731
2010	65
2011	—
Total	$174,073

Deposits from executive officers, directors, and their affiliates were $3,582,000 at December 31, 2006.

(6) Borrowing Arrangements

FHLB Borrowings & Available Lines of Credit

The Company maintains a collateralized line of credit with the Federal Home Loan Bank ("the FHLB") of San Francisco. Under this line, the Company can borrow from the FHLB on a short-term (typically overnight) or long-term (over one year) basis. As of December 31, 2006, the Company had no borrowings from the FHLB.

At December 31, 2006, the Company has Federal funds purchase arrangements and lines of credit available of $72,000,000.

Information about securities sold under repurchase agreements and short-term borrowings is summarized as follows:

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
Average balance during the year	$25,429	$40,748
Average interest rate during the year	2.46%	2.26%
Maximum month-end balance during the year	$32,700	$57,800
Average rate at December 31,	2.56%	2.34%

Securities sold under agreements to repurchase are secured by mortgage-backed securities carried at $27,694,000 and $36,451,000, respectively, at December 31, 2006 and 2005.

The maturity of the Company's securities sold under agreement to repurchase at December 31, 2006 is as follows:

	2007	2008	2009	Total
	(Dollars in thousands)			
Repurchase agreements	$10,900	$10,900	$—	$21,800

Notes Payable to Subsidiary Grantor Trusts

The following is a summary of the notes payable to the Company's subsidiary grantor trusts at December 31:

	2006	2005
	(Dollars in thousands)	
Subordinated debentures due to Heritage Capital Trust I with interest payable semi-anually at 10.875%, redeemable with a premium beginning March 8, 2010 and with no premium beginning March 8, 2020 and due March 8, 2030	$ 7,217	$ 7,217
Subordinated debentures due to Heritage Statutory Trust I with interest payable semi-anually at 10.6%, redeemable with a premium beginning September 7, 2010 and with no premium beginning September 7, 2020 and due September 7, 2030	7,206	7,206
Subordinated debentures due to Heritage Statutory Trust II with interest payable semi-anually based on 3-month Libor plus 3.58% (8.96% at December 31, 2006), redeemable with a premium beginning July 31, 2006 and with no premium beginning July 31, 2011 and due July 31, 2031	5,155	5,155
Subordinated debentures due to Heritage Statutory Trust III with interest payable semi-anually based on 3-month Libor plus 3.40% (8.77% at December 31, 2006), redeemable with no premium beginning September 26, 2007 and due September 26, 2032	4,124	4,124
Total	$23,702	$23,702

The Company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities issued by the subsidiary grantor trusts.

(7) Income Taxes

Income tax expense consisted of the following:

	December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Currently payable tax:			
Federal	$7,472	$5,921	$ 3,439
State	2,084	1,719	923
Total currently payable	9,556	7,640	4,362
Deferred tax (benefit)			
Federal	(258)	(292)	(844)
State	(61)	(68)	(319)
Total deferred tax (benefit)	(319)	(360)	(1,163)
Income tax expense	$9,237	$7,280	$ 3,199

The effective tax rate differs from the federal statutory rate for the years ended December 31, as follows:

	2006	2005	2004
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.6%	4.9%	7.9%
Low income housing credits	(3.9)%	(4.3)%	(5.3)%
Non-taxable interest income	(0.2)%	(0.3)%	(2.6)%
Increase in cash surrender value of life insurance	(1.9)%	(2.0)%	(8.8)%
Other	0.2%	0.2%	1.2%
Effective tax rate	34.8%	33.5%	27.4%

Net deferred tax assets at year-end consist of the following:

	2006	2005
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 3,901	$ 4,299
Deferred compensation	4,183	3,564
Securities available-for-sale and I/O strips	646	1,057
Postretirement benefit obligation	799	1,051
Loans held for sale	389	951
Fixed Assets	924	934
Accrued expenses	524	650
State income taxes	729	539
Other	322	2
Total deferred tax assets	12,417	13,047
Deferred tax liabilities:		
FHLB Stock	(150)	(63)
Loan fees	(606)	(924)
Prepaid expenses	(277)	(240)
Other	(215)	(307)
Total deferred tax liabilities	(1,248)	(1,534)
Net deferred tax assets	$11,169	$11,513

The Company believes that it is more likely than not, that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

(8) Stock option plan

The Company has a stock option plan (the Plan) for directors, officers, and key employees. The Plan provides for the grant of incentive and non-qualified stock options. The Plan provides that the option price for both incentive and non-qualified stock options will be determined by the Board of Directors at no less than the fair value at the date of grant. Options granted vest on a schedule determined by the Board of Directors at the time of grant. Generally, options vest over four years. All options expire no later than ten years from the date of grant. On May 25, 2006, the Company's shareholders approved an amendment to the Heritage Commerce Corp 2004 Stock Option Plan by authorizing 550,000 additional shares available for option grants. As of December 31, 2006, there are 418,912 shares available for future grants under the Plan.

Option activity under the Plan is as follows:

Total Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	753,978	$12.92		
Granted	222,400	$23.67		
Exercised	(179,594)	$10.09		
Forfeited or expired	(43,801)	$16.52		
Outstanding at December 31, 2006	752,983	$16.56	7.1	$7,587,000
Exercisable at December 31, 2006	406,960	$12.76	5.5	$5,648,000

Information related to the stock option plan during each year follows:

	2006	2005	2004
Intrinsic value of options exercised	$2,435,000	$3,791,000	$3,793,000
Cash received from option exercise	$1,812,000	$3,641,000	$4,316,000
Tax benefit realized from option exercises	$ 706,000	$1,086,000	$1,777,000
Weighted average fair value of options granted	$ 7.57	$ 5.93	$ 5.03

As of December 31, 2006, there was $2,407,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company's stock option plan. That cost is expected to be recognized over a weighted-average period of aproximately 2.2 years. The total fair value of options vested during 2006 is approximately $780,000.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table.

	2006	2005	2004
Expected life in months(1)	84	84	84
Volatility(1)	21%	21%	22%
Weighted average risk-free interest rate(2)	4.85%	4.14%	4.10%
Expected dividends(3)	0.85%	0%	0%

(1) The expected life of employee stock options represents the weighted average period the stock options are expected to remain outstanding. It is estimated based on historical experience. Volatility is based on the historical volatility of the stock price over the same period of the expected life of the option.

(2) Based on the U.S. Treasury constant maturity interest rate with a term consistent with the expected life of the option granted.

(3) The Company began paying cash dividends on the common stock in 2006. Each grant's dividend yield is calculated by annualizing the most recent quarterly cash dividend and dividing that amount by the market price of the Company's common stock as of the grant date.

Forfeitures for options granted prior to 2006 were recognized as they occurred. Beginning in 2006, the Company estimates the impact of forfeitures based on historical experience, and has concluded that forfeitures have no significant effect on stock option expense. The Company issues new shares of common stock to satisfy stock option exercises.

The Company granted 51,000 restricted shares of its common stock to an executive officer pursuant to the terms of a restricted stock agreement, dated March 17, 2005. The grant price was $18.15. Under the terms of the agreement, the restricted shares will vest 25% per year at the end of years three, four, five and six, provided the executive officer is still with the Company, subject to accelerated vesting upon a change of control, termination without cause, termination by the executive officer for good reason (as defined by the executive employment agreement), death or disability. The fair value of stock award at the grant date was $926,000, which is being amortized to expense over the six-year vesting period on the straight-line method. Amortization expense was $154,000 in 2006 and $123,000 in 2005.

(9) Leases

Operating Leases

The Company leases its premises under non-cancelable operating leases with terms, including renewal options, ranging from five to fifteen years. Future minimum payments under the agreements are as follows:

Year ending December 31,	(Dollars in thousands)
2007	$ 2,027
2008	1,527
2009	1,305
2010	1,465
2011	1,457
Thereafter	4,978
Total	$12,759

Rent expense under operating leases was $2,375,000, $2,402,000, and $2,610,000, respectively, in 2006, 2005, and 2004.

(10) Benefit Plans

The Company offers a 401(k) savings plan that allows employees to contribute up to a maximum percentage of their compensation, as established by the Internal Revenue Code. The Company has made a discretionary matching contribution of up to $1,500 for each employee's contributions in 2006, 2005 and 2004. Contribution expense was $279,000, $271,000, and $292,000 in 2006, 2005 and 2004.

The Company sponsors an employee stock ownership plan. The plan allows the Company to purchase shares on the open market and award those shares to employees. To be eligible to receive an award of shares under this plan, an employee must have worked at least 1,000 hours during the year and must be employed by the Company, or its subsidiary, on December 31. Awards under this plan generally vest over four years. During 2006, 2005 and 2004, the Company made contributions of $400,000, $177,000, and $450,000 into the Plan. At December 31, 2006, the ESOP owned approximately 169,000 shares of the Company's stock.

On September 7, 2001, the ESOP borrowed $1,000,000 from an unaffiliated third party lender to fund the purchase of common stock of the Company. This loan was paid off in June 2005. The loan was collateralized by the shares of the Company's common stock held by the ESOP.

The Company has a nonqualified deferred compensation plan for its directors ("Deferral Plan"). Under the Deferral Plan, a participating director may defer up to 100% of his monthly board fees into the Deferral Plan for up to ten years. Amounts deferred earn interest. The director may elect a distribution schedule of up to ten years. The Company's deferred compensation obligation of $484,000 and $417,000 as of December 31, 2006 and 2005 is included in "Accrued interest payable and other liabilities."

The Company has purchased life insurance policies on the lives of directors who have agreed to participate in the Deferral Plan. It is expected that the earnings on these policies will offset the cost of the program. In addition, the Company will receive death benefit payments upon the death of the director. The proceeds will permit the Company to "complete" the deferral program as the director originally intended if he dies prior to the completion of the deferral program. The disbursement of deferred fees is accelerated at death and commences one month after the director dies.

In the event of the director's disability prior to attainment of his benefit eligibility date, the director may request that the Board permit him to receive an immediate disability benefit equal to the annualized value of the director's deferral account.

The Company has a supplemental retirement plan covering key executives and directors ("Plan"). The Plan is a nonqualified defined benefit plan and is unsecured and unfunded and there are no Plan assets. The combined number of active and retired/terminated participants in the Plan was 51 at December 31, 2006. The defined benefit represents a stated amount for key executives and directors that generally vests over nine years and is reduced for early retirement. The Company has purchased insurance on the lives of the directors and executive officers in the plan. If the life insurance contract is terminated by the Company, the Company will have the obligation to pay the retirement and death benefits. The accrued pension obligation was $8,576,000 and $7,279,000 as of December 31, 2006 and 2005, respectively, and is included in "Accrued interest payable and other liabilities". The Plan had accumulated other comprehensive expense before taxes of $1,902,000 and $2,503,000, respectively, as of December 31, 2006 and 2005. The measurement date of the plan is December 31.

The following table sets forth the nonqualified supplemental retirement defined benefit plan's status at December 31:

	2006	2005	2004
	(Dollars in thousands)		
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	$ 9,782	$7,745	$3,962
Service cost	799	826	473
Interest cost	552	464	386
Actuarial (gain)/loss	(422)	842	2,223
Special termination benefits	—	—	765
Benefits paid	(233)	(95)	(64)
Projected benefit obligation at end of year	$10,478	$9,782	$7,745

	2006	2005	2004
	(Dollars in thousands)		
Unfunded Status	$(10,478)	$(9,782)	$(7,745)
Unrecognized net actuarial (gain)/loss	1,902	2,503	1,940
Net amount recognized	$ (8,576)	$(7,279)	$(5,805)
Accrued benefit liability	$(10,478)	$(9,782)	$(7,745)
Accumulated other comprehensive expense	1,902	2,503	1,940
Net amount recognized	$ (8,576)	$(7,279)	$(5,805)
Weighted-average assumptions as of December 31			
Discount rate	5.98%	5.68%	5.60%
Rate of compensation increase	N/A	N/A	N/A
Expected return on Plan assets	N/A	N/A	N/A

The following benefit payments, which reflect anticipated future events, as appropriate, are expected to be paid over the following years:

Year	Benefit Payments (Dollars in thousands)
2007	$ 239
2008	338
2009	412
2010	441
2011	553
2012 to 2016	5,226

The elements of pension costs for the nonqualified supplemental retirement defined benefit plan were as follows:

	2006	2005	2004
	(Dollars in thousands)		
Components of net periodic benefits cost			
Service cost	$ 799	$ 825	$ 473
Interest cost	552	464	386
Amortization of (gain)/loss	180	280	116
Net periodic benefit cost	1,531	1,569	975
Expense due to special termination benefits	—	—	765
Total expense	$1,531	$1,569	$1,740

The net periodic pension cost was determined using the following assumptions:

	2006	2005	2004
Discount rate in determining expense	5.68%	5.60%	6.25%
Discount rate in determining benefit obligations at year end	5.98%	5.68%	5.60%
Rate of increase in future compensation levels for determining expense	N/A	N/A	N/A
Rate of increase in future compensation levels for determining benefit obligations at year end	N/A	N/A	N/A
Expected return on Plan assets	N/A	N/A	N/A

(11) Disclosures of Fair Value of Financial Instruments

The estimated fair value amounts have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts.

The carrying amounts and estimated fair values of the Company's financial instruments at year-end were as follows:

	2006		2005	
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
	(Dollars in thousands)			
Assets				
Cash and cash equivalents	$ 49,385	$ 49,385	$ 98,460	$ 98,460
Securities	172,298	172,298	198,495	198,495
Loans, including loans held for sale, net	733,709	723,302	748,701	733,217
FHLB and FRB Stock	6,113	6,113	5,859	5,859
Accrued interest receivable	4,876	4,876	4,383	4,383
Liabilities				
Time deposits	$174,073	$173,953	$180,622	$180,884
Other deposits	672,520	672,520	759,137	759,137
Securities sold under agreement to repurchase	21,800	21,421	32,700	31,931
Notes payable subsidiary grantor trusts	23,702	25,820	23,702	26,050
Accrued interest payable	2,048	2,048	1,808	1,808

The following methods and assumptions were used to estimate the fair value in the table, above:

Cash and Cash Equivalents and Accrued Interest Receivable and Payable

The carrying amount approximates fair value because of the short maturities of these instruments.

Securities

Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. The carrying amount is the estimated fair value for Federal Home Loan Bank and Federal Reserve Bank stock.

Loans

Loans with similar financial characteristics are grouped together for purposes of estimating their fair value. Loans are segregated by type such as commercial, term real estate, residential construction, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of performing, fixed rate loans is calculated by discounting scheduled future cash flows using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The fair value of variable rate loans approximates the carrying amount as these loans generally reprice within 90 days. The fair value of loans held for sale is based on estimated market values.

Deposits

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, and money market accounts, approximates the amount payable on demand. The carrying amount approximates the fair value of time deposits with a remaining maturity of less than 90 days. The fair value of all other time deposits is calculated based on discounting the future cash flows using rates currently offered by the Bank for time deposits with similar remaining maturities.

Notes Payable to Subsidiary Grantor Trusts and Securities Sold Under Agreement to Repurchase

The fair values of notes payable to subsidiary grantor trusts and securities sold under agreement to repurchase were determined based on the current market value for like kind instruments of a similar maturity and structure.

Commitments to Fund Loans/Standby Letters of Credit

The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The amounts of and differences between the carrying value of commitments to fund loans or stand by letters of credit and their fair value is not significant and therefore is not included in the table above.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(12) Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Risk

HBC is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its clients. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

HBC's exposure to credit loss in the event of non-performance of the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. HBC uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Credit risk is the possibility that a loss may occur because a party to a transaction failed to perform according to the terms of the contract. HBC controls the credit risk of these transactions through credit approvals, limits, and monitoring procedures. Management does not anticipate any significant losses as a result of these transactions.

Commitments to extend credit as of December 31, 2006 and 2005 were as follows:

	2006	2005
	(Dollars in thousands)	
Commitments to extend credit	$310,200	$328,031
Standby letters of credit	12,020	6,104
	$322,220	$334,135

Generally, commitments to extend credit as of December 31, 2006 are at variable rates, typically based on the prime rate (with a margin). Commitments generally expire within one year.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. HBC evaluates each client's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by HBC upon the extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include cash, marketable securities, accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, and/or residential properties. Fair value of these instruments is not material.

Standby letters of credit are written with conditional commitments issued by HBC to guaranty the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients.

The Company is required to maintain noninterest bearing reserves. Reserve requirements are based on a percentage of certain deposits. As of December 31, 2006, the Company maintained reserves of $5,246,000 in the form of vault cash and balances at the Federal Reserve Bank of San Francisco, which satisfied the regulatory requirements.

Claims

The Company is involved in certain legal actions arising from normal business activities. Management, based upon the advice of legal counsel, believes the ultimate resolution of all pending legal actions will not have a material effect on the financial statements of the Company.

(13) Capital Requirements

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements and operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and HBC must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and HBC to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes that, as of December 31, 2006 and 2005, the Company and HBC meet all capital adequacy guidelines to which they are subject.

The most recent notification from the FDIC as of December 31, 2006 categorized HBC as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's actual and required consolidated capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
As of December 31, 2006				
Total Capital (to risk-weighted assets)	$157,356	18.4%	$68,416	8.0%
Tier 1 Capital (to risk-weighted assets)	$147,600	17.3%	$34,127	4.0%
Tier 1 Capital (to average assets)	$147,600	13.6%	$43,412	4.0%
As of December 31, 2005				
Total Capital (to risk-weighted assets)	$144,142	15.3%	$75,528	8.0%
Tier 1 Capital (to risk-weighted assets)	$133,715	14.2%	$37,764	4.0%
Tier 1 Capital (to average assets)	$133,715	11.6%	$46,308	4.0%

HBC's actual capital and required amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2006						
Total Capital (to risk-weighted assets)	$154,711	18.1%	$68,381	8.0%	$85,476	10.0%
Tier 1 Capital (to risk-weighted assets)	$144,955	17.0%	$34,107	4.0%	$51,161	6.0%
Tier 1 Capital (to average assets)	$144,955	13.4%	$43,270	4.0%	$54,088	5.0%
As of December 31, 2005						
Total Capital (to risk-weighted assets)	$142,776	15.2%	$75,180	8.0%	$93,975	10.0%
Tier 1 Capital (to risk-weighted assets)	$132,349	14.1%	$37,590	4.0%	$56,385	6.0%
Tier 1 Capital (to average assets)	$132,349	11.3%	$46,896	4.0%	$58,620	5.0%

Under California law, the holders of common stock are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available therefore. The California Banking Law provides that a state-licensed bank may not make a cash distribution to its shareholders in excess of the lesser of the following: (i) the bank's retained earnings, or (ii) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period. However, a bank, with the prior approval of the Commissioner, may make a distribution to its shareholders of an amount not to exceed the greater of (i) a bank's retained earnings, (ii) its net income for its last fiscal year, or (iii) its net income for the current fiscal year. In the event that the Commissioner determines that the shareholders' equity of a bank is inadequate or that the making of a distribution by a bank would be unsafe or unsound, the Commissioner may order a bank to refrain from making such a proposed distribution. At December 31, 2006, the amount available for such dividends without prior regulatory approval was approximately $36,918,000 for HBC. Similar restrictions apply to the amounts and sum of loan advances and other transfers of funds from HBC to the parent Company.

(14) Parent Company only Condensed Financial Information

The condensed financial statements of Heritage Commerce Corp (parent company only) are as follows:

Condensed Balance Sheets

	December 31, 2006	December 31, 2005
	(Dollars in thousands)	
Assets		
Cash and cash equivalents	$ 2,104	$ 2,776
Investment in subsidiary bank	143,175	131,297
Investment in subsidiary trusts	702	702
Other assets	1,131	1,117
Total assets	$147,112	$135,892
Liabilities and Shareholders' Equity		
Notes payable to subsidiary trusts	$ 23,702	$ 23,702
Other liabilities	590	573
Shareholders' equity	122,820	111,617
Total liabilities and shareholders' equity	$147,112	$135,892

Condensed Statements of Income and Comprehensive Income

	For the Year Ended December 31, 2006	2005	2004
	(Dollars in thousands)		
Interest income	$ 27	$ 63	$ 97
Dividend from subsidiary bank	10,000	—	—
Interest expense	(2,310)	(2,136)	(1,958)
Other expenses	(1,431)	(1,130)	(1,166)
Income (loss) before equity in undistributed net income of subsidiary bank	6,286	(3,203)	(3,027)
Equity in undistributed net income of subsidiary bank	9,666	16,576	10,676
Income tax benefit	1,318	1,073	829
Net income	17,270	14,446	8,478
Other comprehensive income (loss)	726	(991)	(1,809)
Comprehensive income	$17,996	$13,455	$ 6,669

Condensed Statements of Cash Flows

	For the Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Cash flows from operating activities:			
Net Income	$17,270	$ 14,446	$ 8,478
Adjustments to reconcile net income to net cash provided by (used in) operations:			
Amortization of restricted stock award	154	123	—
Equity in undistributed net income of subsidiary bank	(9,666)	(16,576)	(10,676)
Net change in other assets and liabilities	3	(944)	796
Net cash provided by (used in) operating activities	7,761	(2,951)	(1,402)
Cash flows from financing activities:			
Exercise of stock options	1,812	3,641	4,316
Common stock repurchased	(7,888)	(5,732)	(4,214)
Dividends paid	(2,357)	—	—
Other, net	—	(12)	250
Net cash provided by (used in) financing activities	(8,433)	(2,103)	352
Net decrease in cash and cash equivalents	(672)	(5,054)	(1,050)
Cash and cash equivalents, beginning of year	2,776	7,830	8,880
Cash and cash equivalents, end of year	$ 2,104	$ 2,776	$ 7,830

(15) Quarterly Financial Data (Unaudited)

The following table discloses the Company's selected unaudited quarterly financial data:

	For the Quarters Ended			
	12/31/06	09/30/06	06/30/06	03/31/06
	(Dollars in thousands, except per share amounts)			
Interest income	$18,737	$18,568	$18,392	$17,260
Interest expense	5,936	5,754	5,766	5,069
Net interest income	12,801	12,814	12,626	12,191
Provision for loan losses	100	0	(114)	(489)
Net interest income after provision for loan losses	12,701	12,814	12,740	12,680
Noninterest income	2,390	2,299	2,257	2,894
Noninterest expense	8,703	8,312	8,492	8,761
Income before income taxes	6,388	6,801	6,505	6,813
Income tax expense	2,036	2,448	2,316	2,437
Net income	$ 4,352	$ 4,353	$ 4,189	$ 4,376
Earnings per share				
Basic	$ 0.37	$ 0.37	$ 0.35	$ 0.37
Diluted	$ 0.37	$ 0.36	$ 0.35	$ 0.36

	For the Quarters Ended			
	12/31/05	09/30/05	06/30/05	03/31/05
	(Dollars in thousands, except per share amounts)			
Interest income	$17,588	$16,469	$15,299	$14,400
Interest expense	4,773	4,269	3,668	3,197
Net interest income	12,815	12,200	11,631	11,203
Provision for loan losses	0	(494)	394	413
Net interest income after provision for loan losses	12,815	12,694	11,237	10,790
Noninterest income	2,204	2,224	2,638	2,357
Noninterest expense	8,567	8,478	8,878	9,310
Income before income taxes	6,452	6,440	4,997	3,837
Income tax expense	2,194	2,245	1,657	1,184
Net income	$ 4,258	$ 4,195	$ 3,340	$ 2,653
Earnings per share				
Basic	$ 0.36	$ 0.36	$ 0.28	$ 0.23
Diluted	$ 0.35	$ 0.35	$ 0.27	$ 0.22

(16) Subsequent Event (Unaudited)

On February 8, 2007, the Company, HBC and Diablo Valley Bank ("Diablo") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Diablo will merge with and into HBC, with HBC surviving the merger (the "Merger") in a cash and stock transaction valued at approximately $70 million. The Merger Agreement has been unanimously approved by the Boards of Directors of the Company, HBC and Diablo. The Merger is subject to regulatory approval and approval by the Diablo shareholders. The transaction is expected to close during the second or third quarter of 2007.

EXHIBIT INDEX

		Filed Herewith	Incorporated by Reference to Form: Form S-8	8-K or 8-A Dated	10-Q Dated	10-K Dated	Exhibit No.
2.1	Agreement and Plan of Merger, dated February 8, 2007, by and between Heritage Commerce Corp, Heritage Bank of Commerce and Diablo Valley Bank	X					
3.1	Heritage Commerce Corp Restated Articles of Incorporation as Amended effective May 26, 2005			6/2/05			3.1
3.2	Heritage Commerce Corp Bylaws as amended to May 26, 2005			6/2/05			3.2
4.1	The indenture, dated as of March 23, 2000, between Heritage Commerce Corp, as Issuer, and the Bank of New York, as Trustee					4-6-01 (10-K/A Amendment No. 1)	4.1
4.2	Amended and restated Declaration of Trust, Heritage Capital Trust I, dated as of March 23, 2000					4-6-01 (10-K/A Amendment No. 1)	4.2
4.3	The indenture, dated as of September 7, 2000, between Heritage Commerce Corp, as Issuer, and State Street Bank and Trust Company, of Connecticut, National Association, as Trustee					4-6-01 (10-K/A Amendment No. 1)	4.3
4.4	Amended and restated Declaration of Trust, Heritage Commerce Corp Statutory Trust I, dated as of September 7, 2000					4-6-01 (10-K/A Amendment No. 1)	4.4
4.5	The indenture, dated as of July 31, 2001, between Heritage Commerce Corp, as Issuer, and State Street Bank and Trust Company, of Connecticut, National Association, as Trustee					3/28/02	4.5

		Filed Herewith	Incorporated by Reference to Form Form S-8	8-K or 8-A Dated	10-Q Dated	10-K Dated	Exhibit No.
4.6	Amended and restated Declaration of Trust, Heritage Statutory Trust II, dated as of July 31, 2001					3/28/02	4.6
4.7	The indenture, dated as of September 26, 2002, between Heritage Commerce Corp, as Issuer, and State Street Bank and Trust Company, of Connecticut, National Association, as Trustee					3/28/03	4.7
4.8	Amended and restated Declaration of Trust, Heritage Commerce Corp Statutory Trust III, dated as of September 26, 2002					3/28/03	4.8
10.1	Real Property Leases for properties located at 150 Almaden Blvd., San Jose.			6/21/05			10.1
10.2	Heritage Commerce Corp Management Incentive Plan			5/3/05			10.2
10.3	Employment agreement with Mr. McGovern dated July 16, 1998 *					3-31-99	10.3
10.4	Agreement between Fiserv Solutions, Inc. and Heritage Commerce Corp dated October 20, 2003					3-12-04	10.4
10.5	Employment agreement with Mr. Corsello dated May 11, 2001, with an amendment dated May 11, 2004 *					03/31/05	10.5
10.6	1994 Stock Option Plan and Form of Agreement		07/17/98				10.6
10.7	2004 Stock Option Plan and Form of Agreement		7/16/04				10.7
10.8	Employment agreement with Mr. Kaczmarek dated March 17, 2005 *			03/22/05			10.8
10.9	Restricted stock agreement with Mr. Kaczmarek dated March 17, 2005			03/22/05			10.9

		Filed Herewith	Incorporated by Reference to Form				Exhibit No.
			Form S-8	8-K or 8-A Dated	10-Q Dated	10-K Dated	
10.10	2004 stock option agreement with Mr. Kaczmarek dated March 17, 2005			03/22/05			10.10
10.11	Non-qualified Deferred Compensation Plan					03/31/05	10.11
10.12	Director Deferred Fee Agreement with James R. Blair dated June 30, 1997					03/31/05	10.12
10.13	Director Deferred Fee Agreement with Jack Peckham dated June 30, 1997					03/31/05	10.13
10.14	Purchase Agreement dated January 31, 2006 between Heritage Commerce Corp and County Bank					3/28/06	
10.15	Employment agreement with Raymond Parker dated May 16, 2005 *			5/18/05			
10.16	Third Amendment to Lease for Registrant's Principle Office			8/17/05			
10.17	Fourth Amendment to Lease for Registrant's Principle Office			8/17/05			
10.18	Fourth Amendment to Sublease for Registrant's Principle Office			6/21/05			
10.19	Employment agreement with Richard Hagarty dated July 27, 2006*			8/1/06			
21.1	Subsidiaries of the registrant	X					
23.1	Consent of Deloitte & Touche LLP	X					
23.2	Consent of Crowe Chizek and Company LLP	X					
31.1	Certification of Registrant's Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
31.2	Certification of Registrant's Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					

Exhibit 31.2

CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 REGARDING THE ANNUAL REPROT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

I, Lawrence D. McGovern, certify that:

1. I have reviewed this Annual Report on Form 10-K for the Year Ended December 31, 2006 of Heritage Commerce Corp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter of 2006 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ LAWRENCE D. MCGOVERN
Lawrence D. McGovern
Chief Financial Officer

Date: March 16, 2007

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
REGARDING THE ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2006

In connection with the Annual Report of Heritage Commerce Corp (the "Company") on Form 10-K for the year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Walter T. Kaczmarek, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WALTER T. KACZMAREK

Walter T. Kaczmarek
Chief Executive Officer

March 16, 2007

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
REGARDING THE ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2006

In connection with the Annual Report of Heritage Commerce Corp (the "Company") on Form 10-K for the year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lawrence D. McGovern, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ LAWRENCE D. MCGOVERN
Lawrence D. McGovern
Chief Financial Officer

March 16, 2007

Corporate Information

Subsidiary Bank Offices
Heritage Bank of Commerce

San Jose Main
150 Almaden Blvd.
San Jose, CA 95113
408.947.6900

Danville
310 Hartz Avenue
Danville, CA 94526
925.831.1706

Fremont
3077 Stevenson Blvd.
Fremont, CA 94538
510.445.0400

Gilroy
7598 Monterey Street
Suite 110
Gilroy, CA 95020
408.842.8310

Los Gatos
15575 Los Gatos Blvd.
Building B
Los Gatos, CA 95032
408.356.6190

Los Altos
4546 El Camino Real
Los Altos, CA 94022
650.941.9300

Los Altos
369 S. San Antonio Rd.
Los Altos, CA 94022
650.941.9300

Morgan Hill
Cochrane Business Ranch
18625 Sutter Boulevard
Morgan Hill, CA 95037
408.778.2320

Mountain View
175 East El Camino Real
Mountain View, CA 94040
650.941.9300

www.heritagebankofcommerce.com

Board of Directors

- Jack W. Conner
  Chairman
- Frank G. Bisceglia
- James R. Blair
- William J. Del Biaggio, Jr.
- Walter T. Kaczmarek
- Robert T. Moles
- Louis O. Normandin
- Jack L. Peckham
- Humphrey P. Polanen
- Charles J. Toeniskoetter
- Ranson W. Webster

Executive Management

Walter T. Kaczmarek
President and
Chief Executive Officer

William J. Del Biaggio, Jr.
Founding Chairman and
Executive Vice President

Richard Hagarty
Executive Vice President and
Chief Credit Officer

Lawrence D. McGovern
Executive Vice President and
Chief Financial Officer

Raymond Parker
Executive Vice President,
Banking Division

Heritage Commerce Corp
Investor Relations Contact

Rebecca A. Levey
Senior Vice President/
Marketing & Shareholder Relations/
Corporate Secretary

Transfer Agent and Registrar
U. S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204-2991
(818) 502-1404

Independent Auditors
Crowe Chizek and Company, LLP
One Mid America Plaza
Suite 700
Oak Brook, Illinois 60522-3697
(630) 574-7878

Corporate Counsel
Buchalter Nemer
A Professional Corporation
1000 Wilshire Boulevard
Suite 1500
Los Angeles, California 90017-2457
(213) 891-0700

To get further information on Heritage Commerce Corp, or to receive regular financial updates, please visit our web site *www.heritagecommercecorp.com* and click on "Information Request."

END